As filed with the Securities and Exchange Commission on December 3, 2009

Registration No. 333-160436

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-effective Amendment No. 2

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Waccamaw Bankshares, Inc.

(Exact name of registrant as specified in its charter)

North Carolina	6022	52-2329563
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

110 North J.K. Powell Boulevard Whiteville, North Carolina 28472 (910) 641-0044	James G. Graham President and Chief Executive Officer Waccamaw Bankshares, Inc. 110 North J.K. Powell Boulevard Whiteville, North Carolina 28472 (910) 641-0044
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony Gaeta, Jr., Esq.

Jonathan A. Greene, Esq.

Gaeta & Eveson, P.A.

8305 Falls of Neuse Road, Suite 203

Raleigh, North Carolina 27615

(919) 845-2558

As soon as practicable after the effective date of this Registration Statement

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per security(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Series B convertible preferred stock	460,000	$25.00	$11,500,000	$641.70
Shares of common stock, no par value per share, underlying series B convertible preferred stock	4,600,000	—	—	—

(1)	For purposes of illustration only.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 3, 2009

PROSPECTUS

400,000 SHARES

SERIES B MANDATORY CONVERTIBLE     % NON-CUMULATIVE PERPETUAL PREFERRED STOCK

(LIQUIDATION AMOUNT $25.00 PER PREFERRED SECURITY)

AND

                         SHARES OF COMMON STOCK UNDERLYING THE SERIES B PREFERRED STOCK

OFFERING PRICE $25.00 PER SHARE

We are Waccamaw Bankshares, Inc., the holding company for Waccamaw Bank, a North Carolina-chartered community bank headquartered in Whiteville, North Carolina, with seventeen offices along the North Carolina-South Carolina border and coastline.

We are offering up to 400,000 shares of series B preferred stock at a price of $25.00 per share. Each share of our Series B Mandatory Convertible     % Non-cumulative Perpetual Preferred Stock, liquidation amount $25.00 per security, is convertible into              shares of our common stock anytime after issuance of the preferred stock and mandatorily convertible on the third anniversary of its date of issuance. In a rights offering to shareholders, we are offering up to 310,000 shares of series B preferred stock to our shareholders of record as of the close of business on October 12, 2009. Each shareholder has the right to purchase one share of Series B preferred stock for every eighteen shares of common stock owned as of October 12, 2009. In this public offering, we are offering any shares that are not purchased in the rights offering plus an additional 90,000 shares on a best efforts basis with McKinnon & Company, Inc. as the selling agent. We also reserve the right to increase the total number of shares being offered in the public offering by not more than 60,000 shares. Shares are being sold to subscribers in the rights offering with a dividend rate of 6%. In the event the dividend rate on the shares sold to the public is higher than 6%, the shares purchased by subscribers in the rights offering will carry the higher rate.

Because the public offering is a best efforts offering, our selling agent is not required to sell any specific number or dollar amount of shares, but will use its best efforts to sell all the shares offered. Neither the rights offering nor the public offering is contingent upon the occurrence of any event or the sale of a minimum number of shares. The public offering is expected to terminate on or about [ — ], 2009.

Shares are being sold to subscribers in the rights offering with a conversion rate of eight shares of common stock for each share of preferred stock. If the number of shares of common stock into which the preferred stock sold in the public offering is convertible is less than eight, each share of preferred stock sold in the rights offering will still be convertible into eight shares of common stock. If the number of shares of common stock into which the preferred sold in the public offering is convertible is greater than eight, each share of preferred stock sold in the rights offering will be convertible into the higher number of common shares.

There is currently no public market for the series B preferred stock. We intend to apply to have the series B preferred stock listed for trading on the NASDAQ Global Market after the closing of the offering. Our common stock is currently listed for quotation on the NASDAQ Global Market under the trading symbol “WBNK.” The last reported sales price of our common stock on [ — ], 2009, was $[ — ] per share.

Investing in our securities involves risks. We urge you to carefully read the “Risk Factors” beginning on page 8 before making your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits, or obligations of our bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Deposit Insurance Fund or any other governmental agency.

	Per Share	Total
Offering price	$25.00	$2,250,000
Estimated expenses of the offering(1)(2)(3)	$1.50	$135,000
Proceeds, after expenses, to Waccamaw Bankshares, Inc.(4)	$23.50	$2,115,000

(1)	We have agreed to indemnify the selling agent against certain civil liabilities.
(2)	Assumes the payment to McKinnon & Company, Inc. of a commission of 6% on 90,000 shares sold in the public offering.
(3)	Before deducting costs payable by us for the offering estimated at approximately $252,000. Costs associated with this offering include legal, accounting, printing, and postage.
(4)	Assumes the sale of 310,000 shares in the rights offering and 90,000 shares in the public offering. It is anticipated that delivery of the rights offering and the public offering shares will be made on or about [ — ], 2009.

The date of this prospectus is [ — ], 2009

Offices
North Carolina

Main Office 110 North J.K. Powell Blvd. Whiteville, NC 28472	Operations Center 809 S. Madison St. Whiteville, NC 28472	Holden Beach 3178 Holden Beach Rd., SW Holden Beach, NC 28462

Tabor City 105 Hickman Rd. Tabor City, NC 28463	Shallotte 4949 Main St. Shallotte, NC 28470 200 Smith Ave. Shallotte, NC 28459	Chadbourn 111 Strawberry Blvd. Chadbourn, NC 28431

Wilmington 29 South Kerr Ave. Wilmington, NC 28403	Elizabethtown 306 S. Poplar St. Elizabethtown, NC 28337	Sunset Beach 923 Seaside Rd., SW Ocean Isle Beach, NC 28469

Oak Island 8001 East Oak Island Drive Oak Island, NC 28465	Southport 115 Howe St. Southport, NC 28461 4945 Southport-Supply Rd. Southport, NC 28461

South Carolina

Heath Springs 202 N. Main St. Heath Springs, SC 29058	Conway 1230 16th Ave. Conway, SC 29526 112 Waccamaw Medical Park Conway, SC 29526	Socastee 5429 Dick Pond Road Myrtle Beach, SC 29588
Little River 1180 Highway 17 Little River, SC 29566

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with information that is different from, or inconsistent with, the information in this prospectus, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current only at its date, regardless of the time of delivery of this prospectus or of any sales of our securities offered hereby. Our business, financial condition, results of operations and prospects may have changed since such date.

Neither we nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our preferred stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisers for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our securities.

This prospectus does not offer to sell, or ask for offers to buy, any securities in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of the securities or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights the most material information contained in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information in this prospectus and our consolidated financial statements included in this prospectus. References in this prospectus to “we,” “us,” and “our” refer to Waccamaw Bankshares, Inc. and its consolidated subsidiary, Waccamaw Bank, unless otherwise specified. References to the “bank” refer to Waccamaw Bank.

Who We Are

Waccamaw Bankshares, Inc. is the holding company for Waccamaw Bank, a North Carolina-chartered community bank. We are headquartered in Whiteville, North Carolina and conduct our business through seventeen full-service banking offices located in Whiteville, Tabor City, Chadbourn, Elizabethtown, Shallotte (2), Holden Beach, Southport (2), Sunset Beach, Oak Island, and Wilmington, North Carolina and Heath Springs, Conway (2), Socastee, and Little River, South Carolina. Our primary market area includes Columbus, Bladen, Brunswick and New Hanover Counties of North Carolina and Lancaster and Horry Counties of South Carolina. Waccamaw Bank began operations in Whiteville, North Carolina on September 2, 1997 and on June 30, 2001 became our wholly owned subsidiary upon completion of our reorganization into a bank holding company. In December 2005, we announced that we had entered into an agreement to acquire the Bank of Heath Springs, Heath Springs, South Carolina, and merge that institution into Waccamaw Bank. We completed that merger on April 28, 2006, adding $20.1 million in assets and one additional office to Waccamaw Bank. In 2007 we acquired four office buildings in North and South Carolina from BB&T Corporation as a result of BB&T’s merger with Coastal Financial Corporation. We did not acquire any assets or liabilities in connection with this transaction. Our Little River, South Carolina, office opened in 2008.

At September 30, 2009 we had:

•	Assets of $538.0 million,

•	Loans of $360.8 million,

•	Deposits of $424.8 million,

•	Stockholders’ equity of $29.9 million,

•	Diluted loss per share of ($0.31) (first nine months of 2009),

•	Return on average assets of (0.40%) (first nine months of 2009, annualized), and

•	Return on average equity of (6.50%) (first nine months of 2009, annualized).

Our lending activities are oriented to the consumer and retail customer as well as small- to medium-sized businesses in our market area. Accordingly, we offer the standard complement of commercial, consumer and mortgage lending products, as well as the ability to structure products to fit specialized needs. We emphasize superior customer service and responsive decisionmaking delivered with the convenience of modern technology. We have developed a loan portfolio that is primarily composed of loans secured by real estate. Such loans comprised approximately 85% of our loan portfolio at September 30, 2009. As of September 30, 2009, our non-performing assets totaled $30.7 million or 5.71% of total assets.

The deposit services offered by our bank include small business and personal checking, savings accounts and certificates of deposit. Our bank concentrates on customer relationships in building its customer deposit base and competes aggressively in the area of transaction accounts. At June 30, 2009, the most current date for which data is available from the FDIC Deposit Market Share Report, we controlled over 35% of the deposits in Columbus County where Whiteville is located, over 8% of the deposits in Bladen County, over 6% of the deposits in Brunswick County, and 0.43% of the deposits in New Hanover County. In South Carolina, the June 30, 2009 FDIC Deposit Market Share Report indicated that we controlled over 2% of the deposits in Lancaster County and 0.48% of the deposits in Horry County.

We conduct all of our business activities through our banking subsidiary, Waccamaw Bank. The bank’s deposits are insured up to applicable limits by the FDIC. Our principal executive office is located at 110 North J.K. Powell Boulevard, Whiteville, North Carolina 28472 and our telephone number is (910) 641-0044. Our website is www.waccamawbank.com. Information contained on our website is not part of this prospectus.

Strategy

From our initial office in Whiteville, the county seat of Columbus County, we have expanded into neighboring towns and the contiguous counties of Bladen, Brunswick and New Hanover. With our strategic acquisition of the Bank of Heath Springs in Lancaster County, South Carolina we are no longer subject to the legal restrictions on establishing branch offices in South Carolina and we may branch throughout the State of South Carolina. Since acquiring the Bank of Heath Springs, we have opened four additional South Carolina offices, including two acquired from BB&T Corporation. We currently anticipate that our future expansion will be along the North Carolina-South Carolina border and coastline. We believe our track record of opening community-based, full-service branches in contiguous towns and counties will continue to be the primary thrust of our expansion strategy. We have no immediate plans to expand our product and service base beyond that currently being provided and therefore will continue to direct our efforts to serving the banking needs of retail customers and small- to medium-sized businesses in our market area. Commercial lending secured by real estate will continue to be a focus of our lending activities and we will continue to focus our products and services on persons who reside, or do business, in our market areas.

Market Area

Our market area includes the counties of Columbus, Bladen, Brunswick, and New Hanover, North Carolina and the counties of Lancaster and Horry, South Carolina. Total deposits in our market area exceed $12.7 billion.

Columbus County is located in the southeastern portion of North Carolina near the South Carolina border. Whiteville, the largest city in the county, is approximately 45 miles west of Wilmington, North Carolina, 150 miles southeast of Charlotte, North Carolina, and 45 miles north of Myrtle Beach, South Carolina. These cities all have national or regional airports. Columbus County had an estimated 2007 population of 54,046 and an estimated 2007 median household income of $32,728.

Brunswick County is adjacent to Columbus County to the southeast and also borders South Carolina. Shallotte, the largest city in the county, is approximately 35 miles southwest of Wilmington and 35 miles northeast of Myrtle Beach. Brunswick County had an estimated 2007 population of 99,214 and an estimated 2007 median household income of $41,891.

New Hanover County is a coastal county and adjacent to Brunswick County to the north. Wilmington, the largest city in the county, has a diversified economy which includes shipping, manufacturing, medical and retail industries. New Hanover County had an estimated 2007 population of 190,432 and an estimated 2007 median household income of $48,106.

Bladen County is adjacent to Columbus County to the northeast. Elizabethtown, the largest city in the county, is approximately 50 miles northwest of Wilmington and 80 miles northwest of Myrtle Beach. Bladen County had an estimated 2007 population of 32,301 and an estimated 2007 median household income of $32,376.

Lancaster County is located in the Piedmont region of South Carolina and borders North Carolina to its north. Our branch in Heath Springs is approximately 50 miles south of Charlotte and 100 miles west of Whiteville. Lancaster County had an estimated 2007 population of 73,393 and an estimated 2007 median household income of $37,169.

Horry County is located on the coast of South Carolina and borders North Carolina to its north. It includes the city of Myrtle Beach and much of the area known as the “Grand Strand,” a stretch of beaches that is a major tourist attraction. Horry County had an estimated 2007 population of 249,925 and an estimated 2007 median household income of $42,960.

In our market area, the principal components of the economy are manufacturing, agriculture and tourism. Manufacturing employment is concentrated in the wood products and textile industries. The primary agricultural products are tobacco and hogs.

THE OFFERING

Shares offered for sale	Up to 400,000 shares of our Series B Mandatory Convertible % Non-cumulative Perpetual Preferred Stock, liquidation amount $25.00 per security, convertible into shares of our common stock anytime after issue of the preferred stock and mandatorily convertible on the third anniversary of its date of issuance. In addition, we may elect to increase the size of the offering by an additional 60,000 shares.

Offering price	$25.00 per share.

Shares of series B preferred stock outstanding after the offering	Assuming the sale of all of the shares offered in the rights offering and the public offering, there will be 400,000 shares of series B preferred stock outstanding (460,000 shares if we exercise our option to increase the size of the public offering).

Market for the series B preferred stock and common stock	We intend to apply to have the series B preferred stock listed for trading on the NASDAQ Global Market after the closing of the offerings. However, we cannot assure you that the listing application will be approved or that an active trading market for our series B preferred stock will develop or be sustained after the offerings. Our common stock is currently listed for quotation on the NASDAQ Global Market under the symbol “WBNK.”

Use of proceeds	The proceeds of this offering will be used to enhance our capital ratios, and support the growth of our franchise through additional lending activities, or to retire outstanding indebtedness or redeem or repurchase outstanding securities and for general corporate purposes.

Dividend policy	The series B preferred stock will pay noncumulative dividends at a rate of %, or $ per share, per annum. We currently anticipate that dividends will be payable quarterly, at $ per share, beginning no less than ninety days after the issuance of the series B preferred stock. Shares are being sold to subscribers in the rights offering with a dividend rate of 6%. In the event the dividend rate on the shares sold to the public is higher than 6%, the shares purchased by subscribers in the rights offering will carry the higher rate.

We have not paid any cash dividends on our common stock to date. While we may consider the declaration and payment of dividends from time to time in the future, we do not presently anticipate the payment of cash dividends on our common stock.

Risk factors	Investment in our securities involves risks, including the risk of loss of principal. You should read the “Risk Factors” section beginning on page 8 before deciding to purchase our securities.

Subscription Procedures

Rights offering	Shareholders of record of the company’s common stock as of the close of business on October 12, 2009, may subscribe for shares by submitting a completed Subscription Offer Form together with a check on or before the rights offering subscription deadline of [ — ], 2009. Shareholders of record on October 12, 2009, may subscribe for shares of series B preferred stock on the basis of one share for every eighteen shares of common stock beneficially owned on that date. Fractional shares will not be sold. Shareholders may not transfer or assign their subscription rights.

We will offer any of the 310,000 shares not subscribed for in the rights offering, plus 90,000 additional shares, to the public in a public offering. McKinnon & Company, Inc. will act as our selling agent in the public offering on a best efforts basis. We reserve the right to increase by 60,000 shares the total number of shares offered in the public offering.

See “Rights Offering” on page 22.

Oversubscriptions	Shareholders participating in the rights offering may “oversubscribe” for additional shares. Such oversubscriptions will be filled in whole or in part at our sole discretion. To the extent we choose to honor oversubscription requests, oversubscriptions will be filled on a pro rata basis based on the ratio that the number of shares of common stock owned by the oversubscriber on the record date bears to the number of shares of common stock owned by all of the oversubscribers on the record date. Payment for all shares subscribed, including any requested oversubscription shares, must be submitted with the Subscription Offer Form. In the event that all, or part, of an oversubscription offer cannot be filled, the corresponding portion of the aggregate subscription price will be refunded, without interest.

Rights offering subscription deadline	No rights offering subscription offers will be accepted after 5:00 p.m. North Carolina time on [ — ], 2009. We will offer any of the 310,000 shares not subscribed for in the rights offering, plus 90,000 additional shares, to the public in a public offering.

Effect on rights offering should we decide not to proceed with a public offering	We reserve the right not to proceed with the public offering in our sole discretion. If the public offering does not proceed for any reason, the rights offering will close promptly after the decision not to proceed. Shareholders will not be entitled to cancel their subscription if we elect not to proceed with the public offering.

Purchases by officers and directors	Certain of our officers and directors have indicated an interest in participating in the rights offering. Any such purchases by our directors and officers will be on the same terms and conditions as offered to other shareholders.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, our audited financial statements and related notes contained elsewhere in this prospectus and the financial statements included in our annual reports filed with the Securities and Exchange Commission. Effective June 30, 2001, Waccamaw Bank became our wholly owned subsidiary. We have no material operations other than those of our bank subsidiary.

The information as of and for the nine months ended September 30, 2009 and 2008 is unaudited but, in the opinion of our management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for those periods. The selected financial and other data presented below as of and for the nine months ended September 30, 2009 and 2008 should be read in conjunction with, and is qualified in its entirety by, the unaudited consolidated financial statements included elsewhere in this prospectus. The results of operations for the nine-month period ended September 30, 2009 are not necessarily indicative of the results to be expected for the remainder of the year or any other period.

	At and for the Nine Months Ended September 30,		At and for the Years Ended December 31,
	(unaudited)
	2009	2008	2008	2007	2006	2005	2004
Selected Statement of Income Data:
Interest income	$19,724,649	$23,305,931	$30,485,322	$31,636,665	$25,379,467	$18,227,959	$11,450,476
Interest expense	9,907,697	12,849,517	16,934,669	16,296,047	11,226,140	7,535,582	3,765,980

Net interest income	9,816,952	10,456,414	13,550,653	15,340,618	14,153,327	10,692,377	7,684,496
Provision for loan losses	4,856,894	634,084	2,990,096	385,864	1,450,000	1,370,000	819,500

Net interest income after provision for loan losses	4,960,058	9,822,330	10,560,557	14,954,754	12,703,327	9,322,377	6,864,996
Non-interest income	2,915,890	1,349,476	966,472	3,443,150	2,581,170	2,268,746	2,445,326
Non-interest expense	11,145,084	11,517,025	15,397,289	12,440,215	9,422,095	6,966,582	5,687,122

Income (loss) before income taxes	(3,269,136)	(345,219)	(3,870,260)	5,957,689	5,862,402	4,624,541	3,623,200
Income tax expense (benefit)	(1,554,938)	(408,791)	(1,827,230)	2,048,741	2,210,386	1,589,168	1,208,881

Net income (loss)	$(1,714,198)	$63,572	$(2,043,030)	$3,908,948	$3,652,016	$3,035,373	$2,414,319

Selected Balance Sheet Data (period end):
Total securities	$90,345,299	$102,801,187	$91,534,705	$102,644,328	$52,986,369	$35,214,156	$30,232,132
Net loans held for investment	360,824,683	377,539,067	378,882,889	355,138,167	312,253,190	257,574,925	206,666,022
Total assets	538,010,120	537,257,146	537,450,434	508,367,919	399,581,293	322,791,999	258,412,441
Total deposits	424,778,167	408,582,424	418,579,889	378,179,335	327,351,767	271,035,468	207,641,694
Funds borrowed	69,639,000	84,106,000	76,330,000	83,151,300	28,910,000	19,236,000	21,768,000
Junior subordinated debenture	12,372,000	12,372,000	12,372,000	8,248,000	8,248,000	8,248,000	8,248,000
Stockholders’ equity	29,914,005	30,553,834	27,844,155	35,023,141	31,702,630	22,498,644	19,898,557

Per Share Data:
Basic earnings	$(.31)	$.01	$(.37)	$.73	$.71	$.61	$.49
Diluted earnings	(.31)	.01	(.37)	.72	.69	.58	.47
Book value at period end(1)	5.40	5.53	5.04	6.44	5.77	4.48	3.99

Selected Financial Ratios and Other Data: Performance Ratios
Net interest margin(3)	2.72%	2.82%	2.76%	3.79%	4.27%	3.76%	3.82%
Net interest spread(3)	2.81%	2.57%	2.61%	3.37%	3.85%	3.47%	3.60%
Non-interest income to average assets(3)	0.68%	0.34%	0.18%	0.79%	0.72%	0.75%	1.13%
Non-interest expense to average assets(3)	2.60%	2.88%	2.85%	2.84%	2.80%	2.30%	2.62%
Efficiency ratio(2)	87.53%	97.55%	106.06%	66.23%	56.30%	53.75%	56.14%
Return on average assets(3)	(0.40%)	0.02%	(0.38%)	0.89%	1.02%	1.00%	1.11%
Return on average equity(3)	(6.50%)	0.24%	(6.11%)	11.67%	14.07%	14.98%	13.46%

	At and for the Nine Months Ended September 30,		At and for the Years Ended December 31,
	(unaudited)
	2009	2008	2008	2007	2006	2005	2004

Asset Quality Ratios
Non-performing assets to total loans	8.29%	4.08%	4.67%	1.24%	0.49%	0.80%	1.16%
Non-performing assets to total assets	5.71%	2.91%	3.36%	0.88%	0.39%	0.65%	0.94%
Allowance for loan losses to:
Total loans held for investment	2.58%	1.46%	1.86%	1.49%	1.54%	1.50%	1.33%
Non-performing assets	31.14%	35.85%	39.83%	120.17%	314.62%	187.48%	114.71%
Net loan charge-offs to average loans(3)	0.87%	0.15%	.32%	(0.03)%	0.20%	0.09%	0.15%

Balance Sheet Ratios
Loans to deposits	87.20%	93.77%	92.23%	95.33%	96.88%	96.49%	100.87%
Average interest-earning assets to average interest-bearing liabilities	96.49%	107.10%	104.48%	110.39%	112.22%	110.85%	111.85%

Capital Ratios
Average equity to average assets	6.15%	6.30%	6.20%	7.64%	7.27%	6.70%	8.27%
Tier 1 leverage ratio	7.59%	8.29%	8.00%	8.70%	9.61%	9.37%	9.44%
Tier 1 risk-based capital ratio	9.97%	9.94%	9.76%	9.63%	10.57%	11.11%	10.53%
Total risk-based capital ratio	11.95%	11.85%	11.68%	10.88%	11.82%	12.36%	13.64%

(1)	Book value is computed by dividing shareholders’ equity by actual shares outstanding.
(2)	The efficiency ratio is computed by dividing non-interest expense by the sum of net interest income on a taxable equivalent basis and non-interest income.
(3)	Annualized for the nine months ended September 30, 2009 and 2008.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, along with the other information contained in this prospectus, including our consolidated financial statements and the notes thereto included elsewhere in this prospectus, before making an investment in our securities. If any of the following risks or other risks that have not been identified or that we may believe are immaterial or unlikely actually occur, then our business, financial condition and results of operations could be harmed. This could cause the price of our securities to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Past results are not a reliable indicator of future results and historical trends should not be used to anticipate results or trends in future periods. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Relating to Our Business

Our concentration in loans secured by real estate has increased our credit losses, and has had a negative effect on our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market area. Consequently, the recent decline in our national and local economic conditions has had a negative effect on our earnings and capital.

In addition to the financial strength and cash flow characteristics of the borrower in each case, we often secure loans with real estate used as collateral. At September 30, 2009, 84.6% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. During this economic downturn, when we are required to liquidate the collateral securing a loan to satisfy the debt, our earnings and capital are adversely affected. This period of reduced real estate values may be sustained and elongated, resulting in potential adverse effects on our earnings and capital, which could have a material adverse effect on the value of our securities and our ability to pay dividends on the series B preferred stock.

Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result we may continue to incur credit losses in the future.

Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.

Negative developments in the latter half of 2007, during 2008 and continuing into 2009 in the mortgage market, the securitization markets and the financial services sector in general have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing throughout 2009 and into 2010. As a result of these developments, commercial as well as consumer loan portfolio performance has deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets compared to recent years. As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance, the value of our securities, and our ability to pay dividends on the series B preferred stock.

If we experience greater loan losses than anticipated, it could have an adverse effect on our net income.

While the risk of nonpayment of loans is inherent in banking, if we experience greater nonpayment levels than we anticipate, our earnings and overall financial condition could be adversely affected. The amount of future loan losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, and these loan losses could exceed our current estimates. As such, we cannot assure you that our monitoring procedures and policies will mitigate certain lending risks or that our allowance for loan losses will be adequate to cover actual losses. In addition, as a result of the growth in our loan portfolio and current market conditions, loan losses may be greater than management’s estimates of the appropriate level for the allowance. Loan losses can cause insolvency and failure of a financial institution and, in such an event, our shareholders could lose their entire investment. In addition, future provisions for loan losses could materially and adversely affect our profitability. Any loan losses will reduce the loan loss allowance. A reduction in the loan loss allowance will be restored by an increase in our provision for loan losses. This would reduce our net income and could have a material adverse effect on the value of our securities and our ability to pay dividends on the series B preferred stock.

Liquidity needs could adversely affect our results of operations, financial condition, the value of our securities, and our ability to pay dividends on the series B preferred stock.

The primary sources of funds of our bank are client deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank advances, sales of securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate, which would have an adverse effect on our financial condition, results of operation, the value of our securities, and our ability to pay dividends on the series B preferred stock.

We may be adversely affected by economic conditions in our market area.

Our primary service center is Columbus, Brunswick, Bladen, and New Hanover Counties in North Carolina and Lancaster and Horry Counties in South Carolina. As a result, our success depends to a large degree on the general economic conditions in our market area. Changes in the local economy may influence the growth rate of our loans and deposits, the quality of our loan portfolio and our loan and deposit pricing. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control, would impact these local economic conditions and the demand for banking products and services generally, which could negatively affect our financial condition and performance, the value of our securities, and our ability to pay dividends on the series B preferred stock.

We are facing a weakened national and local economy and declining real estate values affecting a significant portion of our real estate secured loans. A further weakening of the real estate or employment market in our market area could result in a faster increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability. Substantially all of our real estate loans are collateralized by properties located primarily in our market area, and substantially all of our loans are made to borrowers who live in and conduct business in our market area. Although we might not have significant credit exposure to all the businesses in our areas, the downturn in any of these businesses could have a negative impact on local economic conditions, real estate collateral values generally and the ability of our borrowers to repay loans, which could negatively affect our profitability, the value of our securities, and our ability to pay dividends on the series B preferred stock.

We have relied on time deposits as a source of funding for loans and our liquidity needs. This could have an adverse effect on our liquidity and operating results and the value of our securities.

Among other sources of funds, we rely primarily on deposits to provide funds with which to make loans and provide for other liquidity needs. However, our loan demand has exceeded the rate at which we have been able to build core deposits, so we have relied on time deposits, including certificates of deposit obtained from outside of our market area, as a source of funds. Those deposits may not be viewed as being as stable as other types of deposits, and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest in order to attract or retain them or to replace them with other deposits or with funds from other sources. Our inability to attract those deposits or to keep or replace them as they mature would adversely affect our liquidity. Paying higher deposit rates to attract, keep or replace these deposits could have a negative effect on our interest margin, operating results, the value of our securities, and our ability to pay dividends on the series B preferred stock.

The FDIC deposit insurance assessments that we are required to pay may materially increase in the future, which would have an adverse effect on our earnings and the value of our common stock.

As a member institution of the Federal Deposit Insurance Corporation, or FDIC, Waccamaw Bank is required to pay quarterly deposit insurance premium assessments to the FDIC. During the year ended December 31, 2008, we paid $327,826 in deposit insurance assessments and during the year ended December 31, 2007, we paid $229,541. Due to the recent failure of several unaffiliated FDIC-insured depository institutions and amendments to applicable law, the FDIC recently increased the deposit insurance premium assessments paid by all banks. Effective April 1, 2009, for the assessment payments due September 30, 2009, the initial base assessment rate now ranges from 12–16 basis points for Risk Category I institutions up to 45 basis points for Risk Category IV institutions.

Along with these changes, the FDIC also introduced three adjustments that could be made to an institution’s initial base assessment rate: (1) a potential decrease for long-term unsecured debt, including senior and subordinated debt and, for small institutions, a portion of Tier 1 capital; (2) a potential increase for secured liabilities above a threshold amount; and (3) for non-Risk Category I institutions, a potential increase for brokered deposits above a threshold amount. With these possible adjustments, the total risk based assessment rate for FDIC member institutions, effective April 1, 2009, ranges from 7–24 basis points for Risk Category I institutions up to 43–77.5 basis points for Risk Category IV institutions. These changes could result in Waccamaw Bank paying a significantly elevated total assessment in the future.

In light of the continued uncertainty in the financial markets and continued pressure on the deposit insurance fund, it is possible that the deposit insurance premium assessments paid by all banks could increase again in the future. During 2009 the FDIC implemented a five basis point special assessment of each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009, which special assessment amount was capped at 10 basis points times the institution’s assessment base for the second quarter of 2009. The amount of our special assessment was $253,000. In addition, the FDIC has announced that it will require financial institutions, such as

Waccamaw Bank, to prepay their estimated quarterly risk-based deposit insurance assessments for the fourth quarter of 2009, as well as all of 2010, 2011, and 2012. These prepayments will be made on December 30, 2009. The assessment rate will be equal to Waccamaw Bank’s total base assessment rate in effect as of September 30, 2009. The assessment rate will be increased by three basis points for all of 2011 and 2012. The purpose of the prepayments is to recapitalize the deposit insurance fund. We estimate the amount of our prepaid assessments will be $4,253,000. If the deposit insurance premium assessment rate applicable to Waccamaw Bank increases further or if another special assessment is approved, our earnings and the value of our securities would be adversely impacted.

Historically low interest rates have reduced our profitability.

Our profitability depends in large part on our net interest income, which is the difference between interest income from interest-earning assets, such as loans and mortgage-backed securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We believe that we are asset sensitive, which means that our net interest income will generally rise in increasing interest rate environments and decline in decreasing interest rate environments. During 2009 and for the foreseeable future, we expect interest rates to remain at historically low levels. Consequently, our net interest income will continue to be adversely affected unless market interest rates increase such that the interest we earn on loans and investments increases faster than the interest we pay on deposits and borrowings. Many factors that may be out of our control cause changes in interest rates, including competition, governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, including placing interest rate “floors” or “minimums” on all new commercial loans, our efforts may not be effective, which could adversely affect our financial condition and results of operations and could have a material adverse effect on the value of our securities and our ability to pay dividends on the series B preferred stock.

Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest income and, in turn, our profitability. In addition, loan volumes are affected by market interest rates on loans. Interest rates also affect how much money we can lend. When interest rates rise, the cost of borrowing increases. Accordingly, changes in market interest rates could materially and adversely affect our net interest income, asset quality, and loan origination volume which would have an adverse effect on our financial condition and results of operations and could have a material adverse effect on the value of our securities and our ability to pay dividends on the series B preferred stock.

We are subject to extensive regulation, including regulation of our capital levels, which could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by the North Carolina Office of the Commissioner of Banks, the FDIC, and the Federal Reserve Board. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of banking offices.

We must also meet regulatory capital requirements. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity, and results of operations would be materially and adversely affected. At September 30, 2009, we were “well capitalized” and “well managed” for regulatory purposes. Our failure to be “well capitalized” and “well managed” could negatively affect our ability to grow and the manner in which we are regulated by state and federal banking regulators and could have a material adverse effect on the value of our securities and our ability to pay dividends on the series B preferred stock.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to obtain financing, attract deposits, and make loans. Many of these regulations are intended to protect depositors, the public, and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations, and enforcement policies that apply to us have been subject to significant changes in recent years, sometimes retroactively applied, and may change significantly in the future. Our cost of compliance could adversely affect our ability to operate profitably and could have a material adverse effect on the value of our securities and our ability to pay dividends on the series B preferred stock.

Our growth may require us to raise additional capital that may not be available when it is needed, or at all.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We may elect to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through organic growth or by acquisition could be materially impaired. This could have a material adverse effect on the value of our securities and our ability to pay dividends on the series B preferred stock.

We may not be able to maintain and manage our growth, which may adversely affect our results of operations and financial condition.

Our strategy has been to increase the size of our company by opening new banking offices and pursuing business development opportunities. We have grown rapidly since we commenced operations. We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with our growth strategy. There can be no assurance that any additional expansion will be profitable or that we will continue to sustain our historical rate of growth, either through internal growth or through successful expansion of our markets, or that we will maintain capital sufficient to support our continued growth. If we grow too quickly, however, and are unable to control costs and maintain asset quality, rapid growth also could adversely affect our financial performance. We may acquire other banks or branches as a means to expand into new markets or to capture additional market share. We are unable to predict whether or when any prospective acquisitions will occur or the likelihood of completing an acquisition on favorable terms and conditions. Any acquisition involves certain risks including, but not limited to:

•	Difficulties assimilating acquired operations and personnel;

•	Potential disruptions of our ongoing business;

•	The diversion of resources and management time;

•	The possibility that uniform standards, controls, procedures and policies may not be maintained;

•	Risks associated with entering new markets in which we have little or no experience;

•	The potential impairment of relationships with employees or customers as a result of changes in management and/or systems;

•	Difficulties in evaluating the historical or future financial performance of the acquired business; and

•	Brand awareness issues related to the acquired assets or customers.

If we decide to make one or more acquisitions in the future, there can be no assurance that any acquired institutions would perform as expected, which could have an adverse effect on our profitability and the value of our securities.

We rely heavily on our senior management team and the unexpected loss of any of those personnel could adversely affect our operations.

We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in large part by the relationships maintained with our customers by our president and chief executive officer and by other senior officers. We have entered into an employment agreement with James G. Graham, President and Chief Executive Officer. The existence of the agreement, however, does not necessarily assure that we will be able to continue to retain his services. The unexpected loss of any of our key employees could have a material adverse effect on our business and possibly result in reduced revenues and earnings. We maintain bank-owned life insurance on key officers that would help cover some of the economic impact of a loss caused by death. However, we rely heavily on our senior management team and the unexpected loss of any of those personnel could adversely affect our operations, the value of our securities, and our ability to pay dividends on the series B preferred stock.

The lack of seasoning of our loan portfolio makes it difficult to assess the adequacy of our loan loss reserves accurately.

We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including: an ongoing review of the quality, mix, and size of our overall loan portfolio; our historical loan loss experience; evaluation of economic conditions; regular reviews of loan delinquencies and loan portfolio quality; and the amount and quality of collateral, including guarantees, securing the loans.

However, there is no precise method of predicting credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events. In addition, from December 31, 2004 until December 31, 2008, our net loan portfolio has grown by $172.2 million.

In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for several years, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually perform more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If charge-offs in future periods increase, we may be required to increase our provision for loan losses, which would adversely impact our net income and could have a material adverse effect on the value of our securities and our ability to pay dividends on the series B preferred stock.

We may experience further impairment charges on our securities portfolio

In light of the overall instability of the economy, the continued volatility in the capital markets, the downward pressure on stock prices, and expectations of financial performance for various industries and sectors, including the financial services sector, our estimates of fair value of securities in our portfolio may be subject to change or adjustment and we may determine that further impairment charges are necessary. No assurance can be given that the value of securities held in our portfolio will not be written down in future periods.

If the goodwill that we recorded in connection with business acquisitions becomes impaired, it could have a negative impact on our profitability.

Goodwill represents the amount of acquisition cost over the fair value of net assets we acquired in the purchase of another entity. We review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate the carrying value of the asset might be impaired. Examples of those events or circumstances include the following:

•	significant adverse changes in business climate;

•	significant changes in credit quality;

•	significant unanticipated loss of customers;

•	significant loss of deposits or loans; or

•	significant reductions in profitability.

We determine impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of September 30, 2009, our goodwill totaled $2.7 million. While we have recorded no such impairment charges since we initially recorded the goodwill, there can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on our financial condition and results of operations.

Our small- and medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

We target our commercial development and marketing strategy to serve the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the markets in which we operate, our results of operations and financial condition, the value of our securities, and our ability to pay dividends on the series B preferred stock may be adversely affected.

The success of our growth strategy depends on our ability to identify and retain individuals with experience and relationships in the markets in which we intend to expand.

We may expand our banking network over the next several years, not just in our existing core market area, but also in other contiguous or non-contiguous community markets. To expand into new markets successfully, we must identify and retain experienced key management members with local expertise and relationships in these markets. We expect that competition for qualified management in the markets in which we may expand will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. Even if we identify individuals that we believe could assist us in establishing a presence in a new market, we may be unable to recruit these individuals away from more established banks. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy. Our inability to identify, recruit, and retain talented personnel to manage new banking offices effectively would limit our growth and could materially adversely affect our business, financial condition, results of operations, the value of our securities, and our ability to pay dividends on the series B preferred stock.

In order to be profitable, we must compete successfully with other financial institutions that have greater resources and capabilities.

The banking business is competitive. Many of our competitors are larger, have been in existence a longer period of time, have substantially greater access to capital and other resources, as well as larger lending limits and branch systems and offer a wider array of banking services. We compete with these institutions both in attracting deposits and making loans. We will have to overcome historical bank-customer relationships to attract customers away from our competition. We compete with the following types of institutions: other commercial banks, savings banks, thrifts, credit unions, consumer finance companies, securities brokerage firms, mortgage brokers, insurance companies, mutual funds and trust companies.

Competitors that are not depository institutions are generally not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Other competitors are subject to similar regulation but have the advantages of larger established customer bases, higher lending limits, extensive branch networks, numerous automated teller machines, greater advertising-marketing budgets or other factors.

Our legal lending limit is determined by law. The size of the loans that we offer to our customers is less than the size of the loans that larger competitors are able to offer. This limit may affect our success in establishing relationships with the larger businesses in our market. Even with the increased lending limits resulting from the proceeds of this offering, we still may not be able to successfully compete with the larger banks in our market area.

Our inability to successfully compete with such institutions could adversely impact our business, financial condition, results of operation, the value of our securities, and our ability to pay dividends on the series B preferred stock.

We are limited in the amount we can lend to one borrower.

Our legal lending limit is determined by law and is 15% of our permitted capital accounts with an additional 10% available for certain loans meeting heightened collateral requirements. This means that the size of loans which we can offer our customers is smaller than the size of loans that our larger competitors are able to offer. Furthermore, we generally impose an internal limit that is more conservative than the legal maximum. This limit may affect, to some degree, our success in establishing relationships with the larger businesses in our market. We satisfy loan requests in excess of our lending limit through the sale of participations in such loans to other banks. However, we cannot assure you that we will be able to attract or maintain customers seeking larger loans or that we will be able to sell participations in such loans on terms we consider favorable. Our inability to attract and maintain these customers or our inability to sell loan participations on favorable terms could adversely impact our business, financial condition, results of operation, the value of our securities, and our ability to pay dividends on the series B preferred stock.

Our historical operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth or may not be able to grow our business at all. Because of our relatively small size and short operating history, it will be difficult for us to replicate our historical earnings growth as we continue to expand. Consequently, our historical results of operations will not necessarily be indicative of our future operations. For the foreseeable future, we will not have the benefit of several factors, such as a slightly increased yet generally stable interest rate environment, a viable real estate market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses. This could also have a material adverse effect on the value of our securities and our ability to pay dividends on the series B preferred stock.

Technological advances impact our business; our information systems may experience an interruption or breach in security.

To conduct our business, we rely heavily on new technology-driven products and services and on communications and information systems. Our future success will depend, in part, on our ability to address the needs of Waccamaw Bank’s customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in operations. Furthermore, any failure, interruption or breach of the security of our information systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that we can prevent any such failures, interruptions or security breaches or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition, results of operations, the value of our securities, and our ability to pay dividends on the series B preferred stock.

Efforts to comply with the Sarbanes-Oxley Act involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. We have experienced, and we expect to continue to experience, greater compliance costs as a result of the Sarbanes-Oxley Act. We expect these rules and regulations to continue to increase our accounting, legal, and other costs, and to make some activities more difficult, time consuming, and costly. In the event that we are unable to maintain compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. Our financial condition, results of operations, the value of our securities, and our ability to pay dividends on the series B preferred stock could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on financial statements that do not comply with GAAP or are materially misleading.

Negative public opinion could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

Risks Related to an Investment in our Securities

Our Board of Directors may be restricted in declaring, or may decide not to declare, dividends.

Dividends on the series B preferred stock are not mandatory. The North Carolina Business Corporation Act, prohibits the payment of a dividend if, after giving it effect, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. Because we are a financial holding company, the Federal Reserve Board may also impose restrictions on cash dividends paid by us. In addition, our Board of Directors has the sole discretion to decide whether or not to declare dividends on our preferred stock and common stock, notwithstanding our compliance with applicable law and regulatory capital standards.

The series B preferred stock is noncumulative.

In the event that one or more dividends on the series B preferred stock is not declared, such dividends will not accrue for the benefit of holders of the series B preferred stock and there will be no future claim to such unpaid dividend or dividends.

Our ability to pay dividends is limited by the ability of our bank subsidiary to pay future dividends.

Virtually all of our operations are conducted through our wholly-owned subsidiary, Waccamaw Bank. As a result, our ability to pay dividends in the future is limited by the ability of our bank subsidiary to pay dividends to us. The bank’s ability to declare and pay dividends is in turn limited by its obligations to maintain sufficient capital and by other general restrictions on the payment of dividends under federal and state bank regulatory requirements. If the bank is unable to satisfy these regulatory requirements, our ability to pay dividends on our securities, including the series B preferred stock, will be adversely impacted.

Purchasers of the series B preferred stock in this offering will generally have no voting rights.

Purchasers of the series B preferred stock will generally have no voting rights. Until the series B preferred stock is converted into shares of common stock, holders of the series B preferred stock will have no right to vote on any matters brought before the shareholders of the company unless otherwise required by state law. In the event a matter comes before the shareholders of the company that would require the vote of the holders of the series B preferred stock, voting as a separate class, it is likely that we would exercise our right to convert the shares of the preferred stock into shares of common stock at such time.

The market price of our series B preferred stock may decline after the offering.

Because stock prices generally fluctuate over time, we cannot assure you that you will be able to sell shares of the series B preferred stock after this offering at a price equal to or greater than the actual purchase price. You should consider this possibility in deciding whether to purchase our securities in this offering.

Our future capital needs could result in dilution of your investment.

Our Board of Directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. These issuances would dilute the ownership interests of purchasers of our securities in this offering and may dilute the per share book value of our common stock or other securities. Investors in future stock offerings also may have rights, preferences and privileges that are senior to, and that adversely affect, our then current shareholders.

There is no prior trading market for our series B preferred stock. The trading volume in our common stock has been low.

There is currently no public market for the series B preferred stock. We intend to apply to have the series B preferred stock listed for trading on the NASDAQ Global Market after the closing of the offering. There can be no assurance that the series B preferred stock will be accepted for trading on the NASDAQ Global Market. Further, there can be no assurance that an active and liquid market will develop for the series B preferred stock.

Our common stock is currently traded on the NASDAQ Global Market. Our common stock is thinly traded and has substantially less liquidity than the average trading market for many other publicly traded companies. Thinly traded stock can be more volatile than stock trading in an active public market. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance. Therefore, our shareholders may not be able to sell their shares at the volume, prices or times that they desire.

We will have broad discretion in allocating the net proceeds from the offering.

We intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, providing additional capital to our subsidiary bank to support continued asset growth or retiring outstanding indebtedness or redeeming or repurchasing outstanding securities, including our outstanding trust preferred securities. We will have significant flexibility in applying the net proceeds of this offering. Accordingly, investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds. Our failure to apply these funds effectively could have a material adverse effect on our business. See “Use of Proceeds.”

We do not plan to pay cash dividends on our common stock for the foreseeable future.

We do not expect to pay cash dividends on our common stock in the foreseeable future, as we intend to retain earnings to provide the capital necessary to fund our growth strategy. Our ability to declare and pay cash dividends will be dependent upon, among other things, restrictions imposed by the reserve and capital requirements of North Carolina and federal banking regulations, our income and financial condition, tax considerations, and general business conditions.

We arbitrarily determined the offering price of the series B preferred stock.

No particular factors or negotiations played a role in setting the offering price of the series B preferred stock at $25.00 per share. We established the aggregate offering price to meet our goals for available capital. We arbitrarily set the price per share to facilitate investment in a reasonable number of round lots. We cannot assure you that you will be able to sell your shares of series B preferred stock at any time in the future for a price that is equal to or more than the subscription price in this offering.

We have implemented anti-takeover devices that could make it more difficult for another company to acquire us, even though such an acquisition may increase shareholder value.

In some cases, shareholders would receive a premium for their shares if we were acquired by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to acquire us without approval of our Board of Directors. Our bylaws divide the Board of Directors into three classes of directors serving staggered three-year terms with approximately one-third of the Board of Directors elected at each annual meeting of shareholders. The classification of directors makes it more difficult for shareholders to change the composition of the Board of Directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities. See “Description of Our Securities—Certain Articles and Bylaws Provisions Having Potential Anti-Takeover Effects.”

The holders of our junior subordinated debentures have rights that are senior to those of our common and preferred shareholders.

We have supported our continued growth through the issuance of trust preferred securities from special purpose trusts and an accompanying sale of junior subordinated debentures to these trusts. Payments of the principal and interest on the trust preferred securities of these trusts are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures that we issued to the trusts are senior to our shares of common stock and preferred stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common or preferred stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common or preferred stock.

The terms of the series B preferred stock will not be adjusted for any change in the dividends-received deduction.

No adjustment in respect of the amount of dividends payable on the series B preferred stock will be made in the event of a change to the dividends-received deduction under the Internal Revenue Code of 1986, as amended.

Our securities are not FDIC insured.

Our series B preferred stock is not a savings or deposit account or other obligation of the bank, and is not insured by the FDIC or any other governmental agency and is subject to investment risk, including the possible loss of principal.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus that may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995 in that they do not discuss historical facts but instead note future expectations, projections, intentions or other items relating to the future. We caution you to be aware of the speculative nature of forward-looking statements as these statements are not guarantees of performance or results.

Forward-looking statements, which are generally prefaced by the words “may,” “anticipate,” “estimate,” “could,” “should,” “would,” “expect,” “believe,” “will,” “plan,” “project,” “intend” and similar terms, are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements.

Although these forward-looking statements reflect our good faith belief based on current expectations, estimates and projections about, among other things, the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in this prospectus, including the following:

•	adverse developments in borrower industries;

•	our ability to manage growth;

•	the loss of any of our key employees;

•	changes in the interest rates affecting our deposits and our loans;

•	the strength of the economy in our target market area, as well as general economic, market, or business conditions;

•	recent negative developments in the financial industry and credit markets;

•	an insufficient allowance for loan losses as a result of inaccurate assumptions;

•	the ability of our target market to weather a downturn in the economy;

•	our potential growth, including our entrance or expansion into new markets, the opportunities that may be presented to and pursued by us and the need for sufficient capital to support that growth;

•

changes in our competitive position, competitive actions by other financial institutions and the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking markets;

•	changes in laws, regulations and the policies of federal or state regulators and agencies;

•	our ability to raise capital as needed by our business;

•	our ability to maintain internal control over financial reporting;

•	our effective use of technology or an interruption or breach in security of our information systems;

•

our reliance on secondary sources, such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet our liquidity needs;

•	inaccurate or incomplete information about our clients, and our ability to assess and manage our asset quality; and

•	other circumstances, many of which are beyond our control.

Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Risks, uncertainties, and factors that could cause actual results to differ materially from those projected are discussed in the “Risk Factors” section of this prospectus, as well as in reports filed by us from time to time with the Securities and Exchange Commission, including Forms 10-K, 10-Q and 8-K.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

RIGHTS OFFERING

We are offering 310,000 shares of series B preferred stock in a non-preemptive rights offering that expires at 5:00 p.m. North Carolina time on [ — ], 2009. The shares in the rights offering are offered for sale to the holders of record of our common stock at the close of business on October 12, 2009, at the price of $25.00 per share. Shareholders of record on this record date may subscribe for one share of series B preferred stock for every eighteen shares of common stock beneficially owned by them on such date. Shareholders may subscribe for less than the maximum amount of shares allocated to them. Fractional shares will not be sold, however, shareholders may round any such fraction up to a full share. Shareholders may not transfer or assign their subscription rights. Shareholders may oversubscribe for shares in this rights offering.

The rights offering will terminate at 5:00 p.m. North Carolina time on [ — ], 2009. All shares rights offering that are unsubscribed as of 5:00 p.m. North Carolina time on [ — ], 2009, plus an additional 90,000 shares, will be offered for sale to the public in a public offering on a best efforts basis by McKinnon & Company, Inc., as our sales agent. We may increase the size of the public offering by an additional 60,000 shares should we elect. Because the public offering will be conducted on a best efforts basis, McKinnon & Company is not obligated to purchase any shares if they are not sold to the public, and McKinnon & Company is not required to sell any specific number or dollar amount of shares. See “Plan of Distribution.”

There can be no assurance that any of the shares will be sold in the rights offering or the public offering. Neither the rights offering nor the public offering is contingent upon the occurrence of any event, including the sale of a minimum or maximum number of shares. We do not intend to return subscription funds if fewer than all of the shares offered are sold.

USE OF PROCEEDS

The following table sets forth the calculation of our net proceeds from the offering at a price of $25.00 per share in the rights offering and the public offering. Because we have not conditioned either offering on the sale of a minimum number of shares and because the public offering is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 10%, 50%, and 100% of the 400,000 shares that we are offering in the rights offering and the public offering.

	10%	50%	100%
Shares sold in the rights offering	31,000	155,000	310,000
Shares sold in the public offering	9,000	45,000	90,000

Gross offering proceeds from rights offering	$775,000	$3,875,000	$7,750,000
Gross offering proceeds from public offering(1)	225,000	1,125,000	2,250,000

Total gross offering proceeds	$1,000,000	$5,000,000	$10,000,000

Selling agent’s commission(2)	$21,250	$106,250	212,500
Estimated expenses of the offering	252,000	252,000	252,000

Net proceeds to us	$726,750	$4,641,750	$9,535,500

Use of net proceeds:
General corporate purposes	$726,750	$4,641,750	$9,535,500

(1)	Assumes the sale of 10%, 50%, and 100%, as indicated, of the 90,000 shares offered in the public offering at a price of $25.00 per share.
(2)	Amounts include a financial advisory/standby fee of 1.0% of the gross rights offering proceeds above and a 6.0% sales commission on the gross public offering proceeds above payable to McKinnon & Company, Inc. The exclusion from the financial advisory/standby fee of $1,000,000 in gross proceeds from shares sold to Company insiders is not reflected in this table.

Net proceeds may be applied: (i) to fund the continued growth and expansion of our franchise through investments in, or loans to, our bank subsidiary; (ii) to fund its operations and continued expansion; (iii) to augment our regulatory capital under applicable banking laws; (iv) to increase its regulatory legal lending limit, and (v) to retire outstanding indebtedness or redeem or repurchase outstanding securities, including outstanding trust preferred securities. We may also use net proceeds for general corporate purposes. Before we apply any of the proceeds for any of these uses, the proceeds likely will be temporarily invested in short-term investment securities. The precise amounts and timing of the application of proceeds will depend upon our funding and capital requirements, the funding and capital requirements of our bank subsidiary, and whether we have funds available from other sources that we can use for any of those purposes.

MARKET FOR OUR PREFERRED STOCK AND COMMON STOCK

There is currently no public market for the series B preferred stock that is the subject of this offering. We intend to apply to have the series B preferred stock listed for trading on the NASDAQ Global Market concurrently with the closing of the offering. There can be no assurance that the series B preferred stock will be accepted for trading on the NASDAQ Global Market. The qualifications for quotation of the series B preferred stock on the NASDAQ Global Market require, among other things, that at least three securities firms make a market in the series B preferred stock. Even if approval for quotation on the NASDAQ Global Market is obtained, there can be no assurance that an efficient and liquid market will develop for the series B preferred stock.

Our common stock is currently listed for quotation on the NASDAQ Global Market under the symbol “WBNK.” At September 30, 2009, we had 5,544,422 shares of common stock outstanding and approximately 2,800 shareholders of record.

The following table sets forth the high and low closing prices for shares of our common stock for the periods presented. Where appropriate, prices have been adjusted for the effects of common stock splits effected in the form of common stock dividends during the periods presented. The last reported sales price of our common stock on [ — ], 2009 was $[ — ] per share. Due to the limited volume of trading in our common stock, these transactions do not necessarily reflect the intrinsic or market value of the stock at the time they were completed.

	2009		2008		2007
	High	Low	High	Low	High	Low
First Quarter	$6.25	$2.50	$11.00	$9.25	$15.90	$14.00
Second Quarter	4.00	2.50	9.99	8.70	14.75	12.91
Third Quarter	4.25	2.85	9.94	6.11	13.86	11.69
Fourth Quarter			9.08	5.00	14.00	10.25

*	Through [ — ], 2009.

DIVIDEND POLICY

We are organized under the North Carolina Business Corporation Act, which prohibits the payment of a dividend if, after giving it effect, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, because we are a financial holding company, the Federal Reserve Board may impose restrictions on cash dividends paid by us.

Series B Preferred Stock

The series B preferred stock will pay noncumulative dividends at a fixed rate of     % per annum if, as, and when declared by the board of directors out of funds legally available therefor. We currently anticipate that dividends will be payable quarterly, with the first payment due no less than ninety days after the issuance of the series B preferred stock. Dividends are payable at the discretion of the board of directors. If a dividend is not paid in a particular quarter or quarters, dividends will not accrue for the benefit of holders of the series B preferred stock.

Common Stock

While we may consider the declaration and payment of cash dividends on our common stock from time to time in the future, we do not currently anticipate that we will pay cash dividends on our common stock in the future.

If and when cash dividends are declared on our common stock, they will be largely dependent upon our earnings, financial condition, business projections, general business conditions, statutory and regulatory restrictions, and other pertinent factors.

We declared an 11-for-10 common stock split effected in the form of a 10% common stock dividend in 2007. We also declared a 2-for-1 common stock split effected in the form of a 100% common stock dividend in 2004 and 6-for-5 common stock splits effected in the form of 20% common stock dividends in each of 2004, 2003, 2001 and 2000. We intend to continue to consider the declaration of pro rata stock distributions, stock splits, and reverse stock splits with respect to our common stock in the future.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2009. You should read this information together with our consolidated financial statements and related notes, which are included elsewhere in this prospectus.

September 30, 2009
(unaudited)
Long Term Indebtedness
Long-term debt(1)	$40,000,000
Junior subordinated debentures(2)	12,372,000
Total indebtedness	$52,372,000

Shareholders’ Equity(3)
Common stock, no par value, 25,000,000 shares authorized; 5,544,422 shares issued and outstanding	24,974,604
Preferred stock, series A, non-cumulative, non-voting, No par value; 400,000 shares authorized; 7,311 issued and outstanding	120,483
Additional paid-in capital	—
Retained earnings	7,670,171
Accumulated other comprehensive loss	(2,851,253)
Total shareholders’ equity	$29,914,005

Total Capitalization(4)
Book value per share	$5.40

Tangible book value per share(5)	$4.85

Capital Ratios
Total risk-based capital ratio	11.95%
Tier 1 risk-based capital ratio	9.97%
Leverage ratio(6)	7.59%

(1)	All long-term debt is funded by the Federal Home Loan Bank of Atlanta.
(2)	Subordinated debt associated with outstanding trust preferred securities.
(3)	At September 30, 2009, there were 5,544,422 shares of common stock outstanding and 315,289 shares of common stock subject to issuance upon the exercise of outstanding stock options with a weighted average exercise price of $14.69 per share. In addition, there were 296,889 outstanding warrants to purchase common stock at a per share exercise price of $21.82.
(4)	Includes total shareholders’ equity and the junior subordinated debentures related to our trust preferred securities.
(5)	Tangible book value is defined as common stock less goodwill and other intangible assets.
(6)	The leverage ratio is Tier 1 capital divided by period-end tangible assets.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The selected consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, our audited financial statements and related notes contained elsewhere in this prospectus and the financial statements included in our annual reports filed with the Securities and Exchange Commission. Effective July 1, 2001, Waccamaw Bank became our wholly owned subsidiary. We have no material operations other than those of our bank subsidiary.

The information as of and for the nine months ended September 30, 2009 and 2008 is unaudited but, in the opinion of our management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for those periods. The selected financial and other data presented below as of and for the nine months ended September 30, 2009 and 2008 should be read in conjunction with, and is qualified in its entirety by, the unaudited consolidated financial statements included elsewhere in this prospectus. The results of operations for the nine-month period ended September 30, 2009 are not necessarily indicative of the results to be expected for the remainder of the year or any other period.

	At and for the Nine Months Ended September 30,		At and for the Years Ended December 31,
	(unaudited)
	2009	2008	2008	2007	2006	2005	2004
Selected Statement of Income Data:
Interest income	$19,724,649	$23,305,931	$30,485,322	$31,636,665	$25,379,467	$18,227,959	$11,450,476
Interest expense	9,907,697	12,849,517	16,934,669	16,296,047	11,226,140	7,535,582	3,765,980

Net interest income	9,816,952	10,456,414	13,550,653	15,340,618	14,153,327	10,692,377	7,684,496
Provision for loan losses	4,856,894	634,084	2,990,096	385,864	1,450,000	1,370,000	819,500

Net interest income after provision for loan losses	4,960,058	9,822,330	10,560,557	14,954,754	12,703,327	9,322,377	6,864,996
Non-interest income	2,915,890	1,349,476	966,472	3,443,150	2,581,170	2,268,746	2,445,326
Non-interest expense	11,145,084	11,517,025	15,397,289	12,440,215	9,422,095	6,966,582	5,687,122

Income (loss) before income taxes	(3,269,136)	(345,219)	(3,870,260)	5,957,689	5,862,402	4,624,541	3,623,200
Income tax expense (benefit)	(1,554,938)	(408,791)	(1,827,230)	2,048,741	2,210,386	1,589,168	1,208,881

Net income (loss)	$(1,714,198)	$63,572	$(2,043,030)	$3,908,948	$3,652,016	$3,035,373	$2,414,319

Selected Balance Sheet Data (period end):
Total securities	$90,345,299	$102,801,187	$91,534,705	$102,644,328	$52,986,369	$35,214,156	$30,232,132
Net loans held for investment	360,824,683	377,539,067	378,882,889	355,138,167	312,253,190	257,574,925	206,666,022
Total assets	538,010,120	537,257,146	537,450,434	508,367,919	399,581,293	322,791,999	258,412,441
Total deposits	424,778,167	408,582,424	418,579,889	378,179,335	327,351,767	271,035,468	207,641,694
Funds borrowed	69,639,000	84,106,000	76,330,000	83,151,300	28,910,000	19,236,000	21,768,000
Junior subordinated debenture	12,372,000	12,372,000	12,372,000	8,248,000	8,248,000	8,248,000	8,248,000
Stockholders’ equity	29,914,005	30,553,834	27,844,155	35,023,141	31,702,630	22,498,644	19,898,557

Per Share Data:
Basic earnings	$(.31)	$.01	$(.37)	$.73	$.71	$.61	$.49
Diluted earnings	(.31)	.01	(.37)	.72	.69	.58	.47
Book value at period end(1)	5.40	5.53	5.04	6.44	5.77	4.48	3.99

Selected Financial Ratios and Other Data: Performance Ratios
Net interest margin(3)	2.72%	2.82%	2.76%	3.79%	4.27%	3.76%	3.82%
Net interest spread(3)	2.81%	2.57%	2.61%	3.37%	3.85%	3.47%	3.60%
Non-interest income to average assets(3)	0.68%	0.34%	0.18%	0.79%	0.72%	0.75%	1.13%
Non-interest expense to average assets(3)	2.60%	2.88%	2.85%	2.84%	2.80%	2.30%	2.62%
Efficiency ratio(2)	87.53%	97.55%	106.06%	66.23%	56.30%	53.75%	56.14%
Return on average assets(3)	(0.40%)	0.02%	(0.38%)	0.89%	1.02%	1.00%	1.11%
Return on average equity(3)	(6.50%)	0.24%	(6.11%)	11.67%	14.07%	14.98%	13.46%

	At and for the Nine Months Ended September 30,		At and for the Years Ended December 31,
	(unaudited)
	2009	2008	2008	2007	2006	2005	2004

Asset Quality Ratios
Non-performing assets to total loans	8.29%	4.08%	4.67%	1.24%	0.49%	0.80%	1.16%
Non-performing assets to total assets	5.71%	2.91%	3.36%	0.88%	0.39%	0.65%	0.94%
Allowance for loan losses to:
Total loans held for investment	2.58%	1.46%	1.86%	1.49%	1.54%	1.50%	1.33%
Non-performing assets	31.14%	35.85%	39.83%	120.17%	314.62%	187.48%	114.71%
Net loan charge-offs to average loans(3)	0.87%	0.15%	.32%	(0.03)%	0.20%	0.09%	0.15%

Balance Sheet Ratios
Loans to deposits	87.20%	93.77%	92.23%	95.33%	96.88%	96.49%	100.87%
Average interest-earning assets to average interest-bearing liabilities	96.49%	107.10%	104.48%	110.39%	112.22%	110.85%	111.85%

Capital Ratios
Average equity to average assets	6.15%	6.30%	6.20%	7.64%	7.27%	6.70%	8.27%
Tier 1 leverage ratio	7.59%	8.29%	8.00%	8.70%	9.61%	9.37%	9.44%
Tier 1 risk-based capital ratio	9.97%	9.94%	9.76%	9.63%	10.57%	11.11%	10.53%
Total risk-based capital ratio	11.95%	11.85%	11.68%	10.88%	11.82%	12.36%	13.64%

(1)	Book value is computed by dividing shareholders’ equity by actual shares outstanding.
(2)	The efficiency ratio is computed by dividing non-interest expense by the sum of net interest income on a taxable equivalent basis and non-interest income.
(3)	Annualized for the nine months ended September 30, 2009 and 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following presents management’s discussion and analysis of our financial condition and results of operations and should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors. See “Cautionary Statements Concerning Forward-Looking Statements.

Overview

Waccamaw Bank began operations on September 2, 1997. The Bank operates by attracting deposits from the general public and using such deposit funds to make commercial, consumer, and residential construction and permanent mortgage real estate loans. Revenues are derived principally from interest on loans and investments. Changes in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, determine changes in net interest income. Waccamaw Bankshares, Inc. (the Company) was formed during 2001 and acquired all the outstanding shares of the Bank on June 30, 2001.

Net loss for the nine months ended September 30, 2009 was ($1,714,198) or ($.31) per weighted average basic share outstanding compared to a $63,572 net profit or $.01 per weighted average basic share outstanding for the nine months ended September 30, 2008. Net loss for the year ended December 31, 2008 was ($2.0 million) or ($.37) per weighted average basic share outstanding compared to a $3.9 million net profit or $.73 per weighted average basic share outstanding for the year ended December 31, 2007.

On September 30, 2009, Waccamaw Bankshares, Inc. assets totaled $538.0 million compared to $537.4 million on December 31, 2008. Net loans on September 30, 2009 were $360.8 million compared to $378.9 million on December 31, 2008. Total deposits on September 30, 2009 were $424.8 million compared to $418.6 million at the end of 2008. Stockholders’ equity after adjustments for unrealized losses on securities available for sale as required by SFAS No. 115 increased by $2.1 million resulting in a September 30, 2009 book value of $5.40 per common share, up from $5.04 on December 31, 2008.

Critical Accounting Policies

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The notes to the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 contain a summary of its significant accounting policies. Management believes the Company’s policies with respect to the methodology for the determination of the allowance for loan losses, investment impairment charges, goodwill impairment and asset impairment judgments, such as the recoverability of intangible assets, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, the Company considers the policies related to those areas to be critical.

The allowance for loan losses is an estimate of the losses that may be sustained in the Company’s loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable, and (ii) SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.

The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

Accounting for intangible assets is as prescribed by SFAS No. 142, Goodwill and Other Intangible Assets. The Company accounts for recognized intangible assets based on their estimated useful lives. Intangible assets with finite useful lives are amortized while intangible assets with an indefinite useful life are not amortized. Currently, the Company’s recognized intangible assets consist primarily of purchased core deposit intangible assets, having estimated useful lives of 10 years, and is being amortized. The useful life is the period over which the assets are expected to contribute directly or indirectly to future cash flows. Estimated useful lives of intangible assets are based on an analysis of pertinent factors, including (as applicable):

•	the expected use of the asset;

•	the expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate;

•	any legal, regulatory, or contractual provisions that may limit the useful life;

•	any legal, regulatory, or contractual provisions that enable renewal and extension of the asset’s legal or contractual life without substantial cost;

•	the effects of obsolescence, demand, competition, and other economic factors; and

•	the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Straight-line amortization is used to expense recognized amortizable intangible assets since a method that more closely reflects the pattern in which the economic benefits of the intangible assets are consumed cannot readily be determined. Intangible assets are not written off in the period of acquisition unless they become impaired during that period.

The Company evaluates the remaining useful life of each intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset shall be amortized prospectively over that revised remaining useful life.

If an intangible asset that is being amortized is subsequently determined to have an indefinite useful life, the asset will be tested for impairment. That intangible asset will no longer be amortized and will be accounted for in the same manner as intangible assets that are not subject to amortization.

Intangible assets that are not subject to amortization are reviewed for impairment in accordance with SFAS No. 144 and tested annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset becomes its new accounting basis. Subsequent reversal of a previously recognized impairment loss is not allowed. Based on the aforementioned testing, the Company has determined that its recorded intangible assets are not impaired.

Net Interest Income and Average Balances (thousands)

	Periods Ended September 30,
	2009			2008
	Average Balance	Interest Income/ Expenses	Yield/ Cost(3)	Average Balance	Interest Income/ Expenses	Yield/ Cost(3)
Interest-earning assets:
Investment securities	$93,347	$3,694	5.28%	$107,735	$4,746	5.87%
Federal funds sold	9,123	14.20%		1,061	18	2.32%
Deposits with banks	6,534	39.79%		5,665	24.57%
Loans, net[1,2]	372,814	15,978	5.71%	380,220	18,518	6.49%

Total interest-earning assets	481,818	19,725		494,681	23,306

Yield on average interest-earning assets			5.46%			6.28%

Non-interest-earning assets:
Cash	32,653			4,732
Premises and equipment	17,417			16,885
Interest receivable and other	39,711			17,073

Total non-interest-earning assets	89,781			38,690

Total assets	$571,599			$533,371

Interest-bearing liabilities:
Demand deposits	$35,707	125.47%		$28,832	131.60%
Savings deposits	97,670	1,001	1.37%	76,222	1,390	2.43%
Time deposits	280,475	6,319	3.00%	270,825	8,837	4.35%
Other short-term borrowings	12,791	261	2.72%	24,032	660	3.66%
Long-term debt	72,693	2,202	4.04%	61,997	1,832	3.94%

Total interest-bearing liabilities	499,336	9,908		461,908	12,850

Cost of average interest-bearing liabilities			2.65%			3.71%

Non-interest-bearing liabilities:
Demand deposits	34,488			33,765
Interest payable and other	2,598			2,768

Total non-interest-bearing liabilities	37,086			36,533

Total liabilities	536,422			498,441

Stockholders’ equity	35,177			34,930

Total liabilities and stockholders’ equity	$571,599			$533,371

Net interest income		$9,817			$10,456

Net yield on interest-earning assets			2.72%			2.82%

(1)	Average loan balances include non-accrual loans and other real estate owned.
(2)	Deferred loan fees are included in interest income.
(3)	Annualized.

Net Interest Income and Average Balances (thousands)

	Periods Ended December 31,
	2008			2007			2006
	Average Balance	Interest Income/ Expenses	Yield/ Cost	Average Balance	Interest Income/ Expenses	Yield/ Cost	Average Balances	Interest Income/ Expenses	Yield/ Cost

Interest-earning assets:
Investment securities	$105,962	$6,327	5.97%	$65,454	$3,805	5.81%	$46,561	$2,526	5.43%
Federal funds sold	6,318	70	1.11%	5,481	290	5.29%	4,630	226	4.88%
Deposits with banks	1,999	32	1.59%	943	49	5.19%	897	42	4.68%
Loans, net[1,2]	376,747	24,056	6.39%	332,451	27,493	8.27%	279,625	22,585	8.08%

Total interest-earning assets	491,026	30,485		404,329	31,637		331,713	25,379

Yield on average interest-earning assets			6.21%			7.82%			7.65%

Non-interest-earning assets:
Cash	8,181			8,204			6,687
Premises and equipment	17,093			8,475			5,395
Interest receivable and other	23,168			17,571			12,880

Total non-interest-earning assets	48,442			34,250			24,962

Total assets	$539,468			$438,579			$356,675

Interest-bearing liabilities:
Demand deposits	$29,399	179.61%		$26,714	167.62%		$27,404	206.75%
Savings deposits	76,580	1,843	2.41%	72,620	2,436	3.35%	69,129	2,093	3.03%
Time deposits	275,956	11,481	4.16%	218,997	11,067	5.05%	168,532	7,189	4.27%
Other short-term borrowings	22,644	764	3.37%	10,513	469	4.46%	5,142	226	4.40%
Long-term debt	65,250	2,667	4.09%	37,422	2,157	5.77%	25,389	1,512	5.96%

Total interest-bearing liabilities	469,829	16,934		366,266	16,296		295,596	11,226

Cost of average interest-bearing liabilities			3.60%			4.45%			3.80%

Non-interest-bearing liabilities:
Demand deposits	33,775			36,181			33,259
Interest payable and other	2,404			2,631			1,875

Total non-interest-bearing liabilities	36,179			38,812			35,134

Total liabilities	506,008			405,078			330,730

Stockholders’ equity	33,460			33,501			25,945

Total liabilities and stockholders’ equity	$539,468			$438,579			$356,675

Net interest income		$13,551			$15,341			$14,153

Net yield on interest-earning assets			2.76%			3.79%			4.27%

(1)	Average loan balances include non-accrual loans and other real estate owned.
(2)	Deferred loan fees are included in interest income.

Net Interest Income

Net interest income, the principal source of income for the Bank, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. The preceding table presents the average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities and stockholders’ equity, and the related income, expense, and corresponding weighted average yields and costs. The average balances used for the purposes of this table and other statistical disclosures were calculated by using the daily average balances.

For the nine months ended September 30, 2009, the net interest income of the Company was $9.8 million compared to $10.5 million for the nine months ended September 30, 2008. The decrease in net interest income can primarily be attributed to the decrease of 450 basis points in the Prime lending rate, as a result of which the majority of the Company’s loans re-priced immediately, and the higher relative cost of funding loans, due to the fact that the Company’s deposits were not able to re-price as quickly as the loans. For the three months ended September 30, 2009, the net interest income of the Company was $3.6 million compared to $3.5 million for the three months ended September 30, 2008. The increase in net interest income can primarily be attributed to the decrease of interest rates on deposits. Interest rates paid on deposits decreased by 127 basis points and was the driver of the decrease of $2.9 million, or 22.9%, in interest expense. As certificates of deposit with higher interest rates matured, they were replaced with new certificates of deposit at lower interest rates. Rates paid on other transaction accounts also declined in conjunction with the Federal Open Market Committee rate reductions.

Interest income during 2008 was $30.5 million, a decrease of 3.6% from the 2007 total of $31.6 million. Interest income for 2006 was $25.4 million. The decreases in 2008 can primarily be attributed to the decrease of 450 basis points in the Prime lending rate, as a result of which the majority of the Company’s loans re-priced immediately. Average earning assets were $490.9 million during 2008, an increase of 21.4% over 2007. Average earning assets increased 21.9% to $404.3 million during 2007 over the 2006 balance of $331.7 million. Yields on interest-earning assets during 2008, 2007, and 2006 were 6.2%, 7.8%, and 7.7%, respectively.

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, loans yielded 6.4%, 8.3% and 8.1% during 2008, 2007, and 2006, respectively. Yields on loans decreased in 2008 primarily as a result of the declining rate environment.

Interest expense was $16.9 million during 2008, an increase of 3.9% over 2007. Interest expense in 2007 was $16.3 million, an increase of 45.2% over 2006. The increases in 2008 and 2007 are due to the increase in the level of average interest bearing liabilities. The average rate paid on interest-bearing liabilities during 2008, 2007, and 2006 was 3.6%, 4.5%, and 3.8%, respectively.

Net interest income was $13.6 million during 2008, a decrease of 11.7% from 2007. During 2007 net interest income increased to $15.3 million. Net interest income was $14.2 million in 2006. The decrease in net interest income in 2008 can primarily be attributed to the decrease of 450 basis points in the Prime lending rate, as a result of which the majority of the Company’s loans re-priced immediately, and the higher relative cost of funding loans, due to the fact that the Company’s deposits were not able to re-price as quickly as the loans. The increase in 2007 is due to increased levels of average earning assets and liabilities complemented by increased yields and rates. Net interest margin during 2008, 2007, and 2006 was 2.8%, 3.8%, and 4.3%, respectively.

The effects of changes in volumes and rates on net interest income for the quarterly periods ended September 30, 2009 and 2008 are shown in the table below:

Rate/Volume Variance Analysis (thousands)

	Periods Ended September 30,
	2009 Compared to 2008
	Interest Income/ Expense Variance	Variance Attributable to(1)
		Rate	Volume
Interest-earning assets:
Loans(2)	$(2,540)	$(2,186)	$(354)
Investment securities	(1,052)	(454)	(598)
Deposits with banks	15	11	4
Federal funds sold	(4)	1	(5)

Total	(3,581)	(2,628)	(953)

Interest-bearing liabilities:
Demand deposits	(6)	—	(6)
Savings deposits	(389)	20	(409)
Time deposits	(2,518)	1,618	(4,136)
Short-term borrowings	(399)	(4)	(395)
Long-term debt	370	2	368

Total	(2,942)	1,636	(4,578)

Net interest income	$(639)	$(4,264)	3,625

(1)	The variance in interest attributable to both volume and rate has been allocated to variance attributed to volume and variance attributed to rate in proportion to the absolute value of the change in each.
(2)	Balances of non-accrual loans have been included for computational purposes.

The effects of changes in volumes and rates on net interest income for the years ended December 31, 2008, 2007 and 2006 are shown in the table below.

Rate/Volume Variance Analysis (thousands)

	Years Ended December 31,
	2008 Compared to 2007			2007 Compared to 2006
	Interest Income/ Expense Variance			Interest Income/ Expense Variance
		Variance			Variance
		Attributable to(1)			Attributable to(1)
		Rate	Volume		Rate	Volume
Interest-earning assets:
Loans(2)	$(3,436)	$(8,274)	$4,838	$4,908	$551	$4,357
Investment securities	2,522	111	2,411	1,279	192	1,087
Deposits with banks	(17)	28	(45)	7	5	2
Federal funds sold	(220)	(273)	53	64	20	44

Total	(1,151)	(8,408)	7,257	6,258	768	5,490

Interest-bearing liabilities:
Demand deposits	12	—	12	(39)	(34)	(5)
Savings deposits	(858)	(133)	(725)	343	234	109
Time deposits	413	(19)	432	3,878	1,479	2,399
Short-term borrowings	295	(6)	301	243	3	240
Long-term debt	511	(21)	532	645	(47)	692

Total	373	(181)	554	5,070	1,635	3,435

Net interest income	$(1,524)	$(8,227)	$6,703	$1,188	$(867)	$2,055

(1)	The variance in interest attributable to both volume and rate has been allocated to variance attributed to volume and variance attributed to rate in proportion to the absolute value of the change in each.
(2)	Balances of non-accrual loans have been included for computational purposes.

Provision for Loan Losses

The provision for loan losses is charged to income in an amount necessary to maintain an appropriate allowance for loan losses to provide for expected losses in the Bank’s loan portfolio. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

The Company expensed $4.9 million as the provision for loan losses in the first nine months of 2009, as compared to $634,084 for loan losses in the first nine months of 2008. The increase in the provision was due to higher levels of non-performing loans over the periods under comparison. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. Management considers the current level of the loan loss allowance to be appropriate based on loan volume, the current level of delinquencies, other non-performing assets, prevailing economic conditions and other factors that may affect a borrower’s ability to repay.

The provision for loan loss expense was $3.0 million, $385,864, and $1.5 million during 2008, 2007, and 2006 respectively. The Bank’s allowance for loan losses as a percentage of gross loans was 1.86%, 1.49% and 1.54% at the end of 2008, 2007, and 2006, respectively. Additional information regarding loan loss provisions is discussed in “Non-performing and Problem Assets.”

Non-interest Income

Non-interest income consists of revenues generated from a variety of financial services and activities. The majority of non-interest income is a result of service charges on deposit accounts including charges for insufficient funds and fees charged for non-deposit services. Non-interest income also includes fees charged for various bank services such as safe deposit box rental fees and letter of credit fees. A portion of non-interest income can be from gain on the sale of investment securities. Although the Bank generally follows a buy and hold philosophy with respect to investment securities, occasionally the need to sell some investment securities is created by changes in market rate conditions or by efforts to restructure the portfolio to improve the Bank’s liquidity or interest rate risk positions.

Non-interest income totaled $2.9 million for the nine months ended September 30, 2009 as compared with $1.3 million for the nine months ended September 30, 2008. The principal reason for the increase of $1,566,414 in total non-interest income for the nine months ended September 30, 2009 was that the Company had write-downs of $2,166,820 in two single issue trust preferred securities and $152,656 of stock in Silverton Bank compared to a write-down of $1,853,572 in Federal Agency Preferred Securities at September 30, 2008. The Company had realized gains of $1,354,435, had increases in service charges in deposit accounts of $680,277 and increases of $141,022 in earnings on bank owned life insurance. Increases of $34,419 in fees from mortgage origination income, decreases of $89,817 in financial services income and decreases of $47,572 in other operating income accounted for the additional difference in non-interest income for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008.

Non-interest income totaled $966,000, $3.4 million, and $2.6 million for the years ended December 31, 2008, 2007, and 2006, respectively. Non-interest income decreased in 2008 primarily due to the Company investment write-downs of a single issue trust preferred security of $339,013, a pooled trust preferred security of $1.0 million and FNMA Preferred Stock of $2.0 million. Service charges on deposit accounts were 49.0% of total non-interest income excluding the write-downs of investment securities for 2008. Service charges will most likely increase as the number of deposit accounts increase. The Bank’s fee structure is reviewed annually to determine if adjustments to fees are warranted.

Mortgage origination fees decreased 24.4% to $353,000 from 2007 to 2008 due to weak housing demand in the Bank’s market areas. The Bank purchased life insurance for certain of its key employees in December, 2004, March 2007, December 2007, June 2008 and December 2008 providing $548,000, $390,000 and $240,000 of non-interest income for the years ended December 31, 2008, 2007 and 2006, respectively.

The sources of non-interest income for the quarterly periods ended September 30, 2009 and 2008 are summarized in the following table.

Sources of Non-interest Income

	Periods Ended September 30,
	2009	2008
Service charges on deposit accounts	$2,263,858	$1,583,581
ATM and check cashing fees	663,056	574,728
Gain on sale of investment securities	1,354,435	40,446
Mortgage origination	294,983	260,564
Insurance commission	9,791	11,422
Income from financial services	110,423	200,240
Earnings on bank owned life insurance	547,060	406,038
Impairment of investment securities	(2,319,476)	(1,853,572)
Other	(8,240)	126,029

Total non-interest income	$2,915,890	$1,349,476

The sources of non-interest income for the years ended December 31, 2008, 2007 and 2006 are summarized in the following table.

Sources of Non-interest Income (thousands)

	Years Ended December 31
	2008	2007	2006
Service charges on deposit accounts	$2,115	$1,325	$1,100
ATM and check cashing fees	755	538	439
Gain on sale of investment securities	98	246	(1)
Gain on sale of investment in mortgage banking investee	—	—	44
Mortgage origination	353	467	374
Insurance commission	15	14	17
Income from financial services	264	305	290
Earnings on bank owned life insurance	548	390	240
Impairment of investment securities	(3,348)	—	—
Other	166	158	78

Total non-interest income	$966	$3,443	$2,581

Non-interest Expense

Non-interest expenses totaled $11.2 million for the nine months ended September 30, 2009, a decrease of approximately $372,000 or 3.2% under the $11.5 million reported for the nine months ended September 30, 2008. For the nine months ended September 30, 2009, personnel costs decreased by approximately $735,000, or 11.9% to approximately $5.4 million as compared to $6.2 million for the nine months ended September 30, 2008. Other expenses totaled approximately $3.1 million for the nine months ended September 30, 2009, compared to the approximately $2.7 million reported for the nine months ended September 30, 2008. On May 22, 2009 the FDIC approved a final rule to impose a special assessment of 5 basis points (b.p.) on each bank’s total assets minus Tier 1 capital in order to replenish the Deposit Insurance Fund. This represented $253,000 in other expenses for the nine months ended September 30, 2009.

Non-interest expense for 2008, 2007, and 2006 was $15.4 million, $12.4 million and $9.4 million, respectively. The majority of the increase in non-interest expense for 2008 can be attributed to personnel and occupancy costs related to opening a new branch in Little River, South Carolina and full year expenses for branches opened in 2007.

Total personnel expenses, the largest component of non-interest expense, were $8.2 million, $6.9 million and $5.3 million during 2008, 2007 and 2006, respectively. Personnel expenses increased 19.5% during 2008 and 30.0% during 2007. This was due to Bank growth and the addition of senior management. Management expects these costs to continue to increase as the Company grows.

Combined occupancy and furniture and equipment expense was $2.0 million, $1.5 million and $1.1 million, or 13.1%, 12.2% and 11.7% of non-interest expense during 2008, 2007 and 2006, respectively. Professional services expense, fees paid to attorneys, independent auditors, consultants and state examiners was $490,000, $315,000, and $293,000 in 2008, 2007 and 2006, respectively. The increase in 2008 can be mostly attributed to legal fees related to collections of various loans.

Advertising and public relations expense increased to $705,000 in 2008 from $593,000 in 2007 as these expenses will continue to increase with Bank growth. Data processing and credit card processing fees totaled $1.3 million, $1.0 million and $809,000 during 2008, 2007 and 2006, respectively. These fees relate directly to the number of accounts serviced and transactions processed.

The overhead ratio of non-interest expense to adjusted total revenues (net interest income plus non-interest income excluding securities transactions) was 87%, 66% and 56% in 2008, 2007, and 2006, respectively. Total non-interest expense will most likely continue to increase as the Company grows. However, as the Company becomes more mature, growth in net interest income should outpace growth in non-interest expense resulting in improved efficiency ratios. The primary elements of non-interest expense for the past three years are summarized in the following table.

Sources of Non-interest Expense (thousands)

	2008	2007	2006
Salaries and wages	$6,838	$5,862	$4,440
Employee benefits	1,359	994	834

Total personnel expense	8,197	6,856	5,274

Occupancy expense	1,435	1,074	776
Furniture and equipment	577	439	329
Printing and supplies	157	164	129
Professional services	490	315	293
Postage and office supplies	153	116	98
Telephone	180	139	106
Dues and subscriptions	61	63	39
Education and seminars	92	71	47
Franchise and local taxes	117	92	83
Advertising and public relations	705	593	308
Regulatory agency expense	389	265	95
Director fees	133	170	156
Data processing services	1,307	1,001	809
Amortization of deposit premium	286	282	273
Other operating expense	1,118	800	607

Total non-interest expenses	$15,397	$12,440	$9,422

Income Taxes

Income tax expense and benefit is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal and state income tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company recognized a benefit of approximately $1.6 million for income taxes during the nine months ended September 30, 2009 compared to a benefit for income taxes of approximately $408,000 for the nine months ended September 30, 2008.

Income tax (benefit) and expense was ($1.8 million), $2.0 million and $2.2 million for 2008, 2007 and 2006, respectively. Net deferred income tax assets of approximately $7.0 million and $2.4 million at December 31, 2008 and 2007, respectively, were included in other assets. At December 31, 2008, $3.2 million of the total deferred tax asset is applicable to unrealized losses on investment securities available for sale.

The Bank’s deferred income tax benefits and liabilities are the result of temporary differences in provisions for loan losses, depreciation, amortization of deposit premiums, deferred income, impairment of equity securities and investment security discount accretion.

Earning Assets

Average earning assets were $490.9 million during 2008, an increase of 21.4% over 2007. Average earning assets were $404.3 million in 2007, an increase of 21.9% over the $331.7 million balance for 2006. Total average earning assets represented 91.0%, 92.2%, and 93.0% of total average assets during the years ended December 31, 2008, 2007 and 2006, respectively. A summary of average assets is shown in the following table.

Average Asset Mix (dollars in thousands)

	2008		2007		2006
	Average Balance	Percent	Average Balance	Percent	Average Balance	Percent
Earnings assets:
Loans, net(1)	$376,747	69.84%	$332,451	75.80%	$279,625	78.40%
Investment securities	105,962	19.64%	65,454	14.92%	46,561	13.05%
Federal funds sold	6,318	1.17%	5,481	1.25%	4,630	1.30%
Deposits with banks	1,999.37%		943.22%		897.25%

Total earning assets	491,026	91.02%	404,329	92.19%	331,713	93.00%

Nonearning assets:
Cash and due from banks	8,181	1.52%	8,204	1.87%	6,687	1.88%
Premises and equipment	17,093	3.17%	8,475	1.93%	5,395	1.51%
Other assets	23,168	4.29%	17,571	4.01%	12,880	3.61%

Total nonearning assets	48,442	8.98%	34,250	7.81%	24,962	7.00%

Total assets	$539,468	100.00%	$438,579	100.00%	$356,675	100.00%

(1)	Includes non-accrual loans and other real estate owned.

Loans

The Bank makes both consumer and commercial loans to borrowers in all neighborhoods within its market area, including low- and moderate-income areas. This assists management to diversify market risk. The Bank’s market area is generally defined to be all of Columbus, Brunswick, Bladen and New Hanover counties of North Carolina and Lancaster and Horry counties of South Carolina. The Bank emphasizes consumer based installment loans, commercial loans to small and medium sized businesses and real estate loans

Real estate loans represented 84.6% of total loans at September 30, 2009. Total loans secured by one-to-four family residential properties represented 21.7% of total loans at September 30, 2009. Loans for commercial and business purposes were $39.7 million, or 10.7% of total loans outstanding at September 30, 2009.

The amounts of gross loans outstanding by type at September 30, 2009 are shown in the following table.

Loan Portfolio Summary (thousands)

September 30, 2009
Construction and development	$130,680
Farmland	2,372
1-4 family residential	80,510
Multifamily residential	12,066
Nonfarm, nonresidential	87,712

Total real estate	313,340
Agricultural	939
Commercial and industrial	39,665
Consumer	15,066
Other	1,377

Total	$370,387

The maturity/re-pricing distributions of loans as of September 30, 2009 are set forth in the following table.

Maturity Schedule of Loans (dollars in thousands)

	Commercial and Industrial	Construction and Development	Others	Total Amount	Percent
Three months or less	$16,852	$55,519	$76,823	$149,194	40.28%
Over three months to twelve months	5,353	17,635	15,469	38,457	10.38%
Over one year to five years	15,083	49,695	66,589	131,367	35.47%
Over five years	2,377	7,831	41,161	51,369	13.87%

Total loans	$39,665	$130,680	$200,042	$370,387	100.00%

A significant portion of the loan portfolio is made up of loans secured by various types of real estate. Such loans represented 83.6%, 82.6%, and 79.7% of total loans at December 31, 2008, 2007, and 2006, respectively. Total loans secured by one-to-four family residential properties represented 21.7%, 21.0% and 20.3% of total loans at the end of 2008, 2007 and 2006, respectively. Loans for commercial and business purposes were $43.0 million, $43.6 million and $48.9 million, or 11.1%, 12.1% and 15.4% of total loans outstanding at December 31, 2008, 2007 and 2006, respectively.

The amounts of gross loans outstanding by type at December 31, 2008 through December 31, 2004 are shown in the following table.

Loan Portfolio Summary (thousands)

	2008	2007	2006	2005	2004
Construction and development	$125,878	$121,760	$109,036	$83,575	$37,529
Farmland	3,343	3,806	2,412	2,545	2,119
1-4 family residential	83,734	75,671	64,475	62,796	58,484
Multifamily residential	11,802	3,670	3,650	4,495	3,600
Nonfarm, nonresidential	98,438	93,222	73,529	67,199	65,156

Total real estate	323,195	298,129	253,102	220,610	166,888

Agricultural	654	671	675	388	1,976
Commercial and industrial	42,958	43,617	48,858	29,036	30,928
Consumer	17,217	13,950	13,172	10,544	8,564
Other	2,432	4,610	1,783	1,327	1,471

Total	$386,456	$360,977	$317,590	$261,905	$209,827

The maturity/re-pricing distributions of loans as of December 31, 2008 are set forth in the following table.

Maturity Schedule of Loans (dollars in thousands)

	Commercial and Industrial	Construction and Development	Others	Total Amount	Percent
Three months or less	$19,131	$56,060	$85,273	$160,464	41.52%
Over three months to twelve months	6,736	19,737	21,345	47,818	12.37%
Over one year to five years	14,273	41,824	70,003	126,100	32.63%
Over five years	2,818	8,257	40,999	52,074	13.48%

Total loans	$42,958	$125,878	$217,620	$386,456	100.00%

Investment Securities

The Bank uses its investment portfolio to provide liquidity for unexpected deposit decreases, to fund loans, to meet the Bank’s interest rate sensitivity goals and to generate income.

Securities are classified as securities held to maturity when management has the intent and the Bank has the ability at the time of purchase to hold the securities to maturity. Securities held to maturity are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as securities available for sale. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in stockholders’ equity. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the security’s prepayment risk, increases in loan demand, general liquidity needs and other similar factors. At September 30, 2009 and at December 31, 2008, the Bank had no investments classified as held to maturity. Available for sale securities are reported at fair value and consist of bonds, notes, debentures and certain equity securities not classified as trading securities or as held to maturity securities.

Management of the investment portfolio is conservative with virtually all investments taking the form of purchases of government sponsored enterprises, corporate securities, municipal securities, and mortgage-backed securities. Management views the investment portfolio as a source of income, and purchases securities with that in mind. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, management may sell certain securities prior to their maturity.

Management believes there is potential for future write-downs of investment securities in the next nine months due to the current economic environment. Although the Bank is diversified in its investment portfolio, the majority of any write-downs could occur in the trust preferred securities in the financial institution sector. Until the economic climate has improved, financial institutions continue to be at risk, as these securities could become impaired due to non-payment or other negative factors. Once the economic climate improves, the Bank believes that the risk for any future investment write-downs will be minimal.

The following tables present the investment portfolio as of September 30, 2009 and December 31, 2008 and 2007 by major types of investments and maturity ranges. Maturities may differ from scheduled maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid prior to the scheduled maturity date. Maturities on all other securities are based on the contractual maturity.

Investment Securities (dollars in thousands)

	September 30, 2009
	Amortized Cost Due
	In One Yr. Or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total	Fair Value
Investment securities
Government sponsored enterprises (FHLB, FFCB and FHLMC)	$—	$—	$—	$2,056	$2,056	$2,074
Equity securities	—	—	—	53	53	138
Municipal securities	—	575	—	12,618	13,193	12,593
Corporate securities	1,323	2,000	—	2,310	5,633	4,275
Single issue trust preferred securities	—	—	1,002	11,087	12,089	10,535
Pool trust preferred securities	—	—	—	557	557	137
Mortgage-backed securities	—	—	—	56,587	56,587	56,552

Total	$1,323	$2,575	$1,002	$85,268	$90,168	$86,304

Weighted average yields
Government sponsored enterprises (FHLB, FFCB and FHLMC)	—%	—%	—%	2.53%		2.53%
Equity securities	—%	—%	—%	—		—%
Municipal securities	—%	4.00%	—%	4.32%		4.30%
Corporate securities	—%	1.88%	—%	7.87%		5.09%
Single issue trust preferred securities	—%	—%	6.75%	6.43%		6.46%
Pooled trust preferred securities	—%	—%	—%	7.78%		7.78%
Mortgage-backed securities	—%	—%	—%	4.30%		4.30%

Consolidated	—%	2.36%	6.75%	4.64%		4.55%

Investment Securities (dollars in thousands)

	December 31, 2008
	Amortized Cost Due
	In One Yr. Or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total	Fair Value
Investment securities
Government sponsored enterprises (FHLB, FFCB and FHLMC)	$—	$—	$3,500	$7,000	$10,500	$10,606
Equity securities				53	53	53
Municipal securities	255	575	—	15,747	16,577	14,772
Corporate securities	2,959	2,000	—	2,360	7,319	5,349
Single issue trust preferred securities	—	—	1,003	20,563	21,566	15,573
Pool trust preferred securities	—	—	—	570	570	140
Mortgage-backed securities	—	—	—	40,091	40,091	40,910

Total	$3,214	$2,575	$4,503	$86,384	$96,676	$87,403

Weighted average yields
Government sponsored enterprises (FHLB and FHLMC)	—%	—%	5.87%	5.99%		5.95%
Equity securities	—%	—%	—%	—%		—%
Municipal securities	2.72%	4.00%	—%	4.29%		4.26%
Corporate securities	9.98%	2.21%	—%	7.68%		6.65%
Single issue trust preferred securities	—%	—%	6.75%	6.88%		6.88%
Pooled trust preferred securities	—%	—%	—%	5.51%		5.51%
Mortgage-backed securities	—%	—%	—%	5.73%		5.73%

Consolidated	6.98%	2.61%	6.06%	5.82%		5.78%

	2007
	Book Value	Fair Value
Investment securities
Government sponsored enterprises (FHLB, FFCB and FHLMC	$15,448	$15,621
Municipal securities	16,691	16,011
Corporate securities, single issue trust preferred securities, pooled trust preferred securities	27,503	27,055
Mortgage-backed securities	40,692	40,615

Total	$100,334	$99,302

The interest rate environment and the need for liquidity resulted in an annualized average yield on the investment portfolio of 6.0%, 5.8%, and 5.4% during 2008, 2007 and 2006, respectively. At December 31, 2008, 2007 and 2006, the market value of the investment portfolio was $87.4 million, $99.3 million, and $50.5 million, respectively. Amortized cost was $96.7 million, $100.3 million, and $50.3 million.

Federal Funds Sold

Federal funds represent the most liquid portion of the Bank’s invested funds and generally the lowest yielding portion of earning assets. However, because of the flat yield curve and the need to maintain liquidity, management maintained a significant amount of Federal funds during the past three years. Average Federal funds sold totaled $6.3 million, $5.5 million, and $4.6 million in 2008, 2007, and 2006, respectively. Federal funds sold were $20.9 million at September 30, 2009, $4.2 million at December 31, 2008 and no Federal funds sold at December 31, 2007.

Deposits

The Bank relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less time deposits in denominations of $100,000 or more) are the primary funding source.

The Bank’s balance sheet growth is largely determined by the availability of deposits in its market, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for better deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. The Bank’s management must continuously monitor market pricing, competitor’s rates, and internal interest rate spreads to maintain the Bank’s growth and achieve profitability. The Bank attempts to structure rates so as to promote deposit and asset growth while at the same time increasing the overall profitability of the Bank.

Average total deposits for the Bank were $415.7 million during 2008. This is an increase of 17.3% over 2007. Average total deposits were $354.5 million for the year ended December 31, 2007, an increase of 18.8% over 2006. The majority of those deposits were core deposits. The percentage of the Bank’s average deposits that were interest bearing in 2008 was 91.9% and 89.8% during 2007 and 88.9% during 2006. Average demand deposits for the Bank which earn no interest were $33.8 million, $36.1 million and $33.3 million for the periods ended December 31, 2008, 2007 and 2006, respectively.

Deposits on September 30, 2009, were $424.8 million compared to $418.6 million on December 31, 2008. Interest-bearing accounts represented 90.9% of total deposits at September 30, 2009 and 91.4% of total deposits at December 31, 2008.

Management’s strategy has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Large denomination certificates of deposit are particularly sensitive to changes in interest rates. Management considers these deposits to be volatile and, in order to minimize liquidity and interest rate risks, invests these funds in short-term investments.

Average deposits and related average rates paid for the period ended September 30, 2009 are summarized in the following table.

Average Deposit Mix (dollars in thousands)

	Period Ended September 30, 2009
	Amount	Rate
Interest bearing deposits:
Demand accounts	$35,707.47%
Money market	87,179	1.45
Savings	10,491.64
Time deposit	280,475	3.00

Total interest bearing deposits	413,852	2.40

Non-interest bearing demand deposits	34,488

Total deposits	$448,340

The following table provides maturity information relating to time deposits of $100,000 or more at September 30, 2009.

Large Time Deposit Maturities, (thousands)

Remaining maturity of three months or less	$33,039
Remaining maturity over three through twelve months	63,422
Remaining maturity over twelve months	27,605

Total time deposits of $100,000 or more	$124,066

Average deposits and related average rates for the Bank paid for the years ended December 31, 2008, 2007, and 2006 are summarized in the following table.

Average Deposit Mix (dollars in thousands)

	Years Ended December 31,
	2008		2007		2006
	Amount	Rate	Amount	Rate	Amount	Rate
Interest bearing deposits:
Demand accounts	$29,399.61%		$26,714.62%		$27,404.75%
Money market	67,749	2.57	66,482	3.58	62,472	2.37
Savings	8,831	1.12	6,138.89		6,657.67
Time deposit	275,956	4.16	218,997	5.05	168,532	4.27

Total interest bearing deposits	381,935	3.54	318,331	4.29	265,065	3.58

Non-interest bearing demand deposits	33,775		36,181		33,259

Total deposits	$415,710		$354,512		$298,324

The following table provides maturity information relating to time deposits of $100,000 or more at December 31, 2008.

Large Time Deposit Maturities, (thousands)

Remaining maturity of three months or less	$49,943
Remaining maturity over three through twelve months	70,492
Remaining maturity over twelve months	35,143

Total time deposits of $100,000 or more	$155,578

Securities Sold Under Agreements to Repurchase

Other borrowed funds consisting of securities sold under agreements to repurchase and Federal funds purchased were $23.1 million at September 30, 2009 and $23.8 million, $29.2 million and $5.4 million at December 31, 2008, 2007 and 2006, respectively. The increase from 2006 to 2007 included $20.0 million of reverse repurchase agreements at favorable rates used to purchase $20.0 million of investments at a favorable spread. Average short-term debt was $22.6 million, $10.5 million and $5.1 million during 2008, 2007 and 2006, respectively. The related interest expense was $763,696, $468,792 and $225,725 during 2008, 2007 and 2006, respectively.

Other Short-term Borrowings

Short-term borrowings at September 30, 2009 were $6.5 million compared to $10.0 million at December 31, 2008. Included in short-term borrowings at September 30, 2009 and December 31, 2008 were $2.5 million and $6.0 million, respectively, funded by the Federal Home Loan Bank of Atlanta. Also included in other short-term borrowings at September 30, 2009 and December 31, 2008 were $1.0 million which is funded by Nexity Bank that will mature on July 1, 2010 at a 5.00% fixed rate. Also included in other short-term borrowings is $3.0 million of subordinated notes that will mature on July 1, 2015 and that bear interest at 3-month LIBOR plus 350 basis points. The subordinated notes are also funded by Nexity Bank. Other liabilities at September 30, 2009 were $229,063 compared to $995,414 on December 31, 2008.

The Company’s loan agreement with Nexity Bank includes financial covenants requiring the Bank to maintain a minimum weighted average return on assets of greater than 0.35% on an annualized basis, maintain total equity capital of $43,499,000 at all times and the percentage of non-performing loans to gross loans shall not exceed 4.00%. The Company did not meet these covenants in the first three quarters of 2009. The Company obtained waivers from Nexity for the first and second quarters of 2009 and has requested a waiver for the third quarter. As such, both debt obligations have been classified in other short-term borrowings due to the covenant violations.

Long-term Debt

As a member of the Federal Home Loan Bank of Atlanta, the Bank has the ability to borrow up to 10% of total assets in the form of FHLB advances. At September 30, 2009, advances of $40.0 million were outstanding. At December 31, 2008 and 2007 advances of $42.5 million and $25.5 million, respectively were outstanding. The average amount outstanding during 2008 and 2007 was $34.9 million and $26.4 million, respectively. Approximately $34.4 million in 1-4 family residential loans, $55.5 million in commercial real estate loans and $25.2 million in home equity line of credit loans were pledged as collateral for the FHLB advances at September 30, 2009.

FHLB advances at September 30, 2009 consisted of the following:

Maturity Date	Advance	Rate
09/02/11	5,000,000	Fixed at 3.76%
07/12/12	9,000,000	1 Month LIBOR—.50%
09/04/12	6,000,000	Fixed at 4.00%
09/03/13	6,000,000	Fixed at 4.15%
12/02/13	5,000,000	3 Month LIBOR—.50%
09/29/15	4,000,000	Fixed at 4.06% Convertible by FHLB quarterly at 3 Mo LIBOR-ARC
04/22/19	5,000,000	Fixed at 4.75%

	$40,000,000

Capital Adequacy

Waccamaw Bankshares, Inc. maintains a strong capital position which exceeds all capital adequacy requirements of Federal regulatory authorities. The Bank also exceeds all capital adequacy requirements under the applicable Federal regulations.

Total stockholders’ equity at September 30, 2009 was $29.9 million compared to $27.8 million at December 31, 2008. This $2.1 million increase was primarily due to unrealized losses on securities available for sale decreasing $3.3 million, net of tax, and an operating loss of $1.7 million for the nine months ended September 30, 2009.

Stockholders’ equity was $27.8 million at December 31, 2008. This was a 20.5% decrease from the $35.0 million at the end of 2007. Average stockholders’ equity as a percentage of average total assets was 6.2%, 7.9% and 7.3% for 2008, 2007, and 2006, respectively.

The Company completed a unit offering on August 31, 2006 with each unit consisting of one share of common stock and one warrant to purchase a share of the Company’s common stock at a price per share of $21.82 at any time until September 30, 2009. The expiration date of these warrants was subsequently extended to September 30, 2014. The units were offered for sale to the holders of record of the Company’s common stock at the close of business on July 12, 2006. The offering raised $3.6 million (less expenses of $46,000) of additional capital through the sale of 231,778 units (adjusted for stock dividends).

The Company also completed a private offering on October 31, 2006 consisting of one share of Series A convertible preferred stock and one detachable warrant to purchase one share of the Company’s common stock at a price per share of $21.82 at any time until September 30, 2009. The expiration date of these warrants was subsequently extended to September 30, 2014. The private offering raised $1.0 million less expenses of $13,000 of additional capital through the sale of 65,111 units. Each share of preferred stock may be converted at the election of its holder to one share of common stock (adjusted for stock dividends) at any time after one year and one day from the date the holder is first issued shares of series A preferred stock. The series A preferred stock is also convertible into common stock in the event state law would require a vote of the holders of the series A preferred stock before the Company could take or refrain from taking a corporate action. For more information, see “Description of Our Securities.”

The Company completed its first issuance of Trust Preferred securities in December 2003 in the amount of $8.0 million and completed its second issuance of Trust Preferred securities in July 2008 in the amount of $4.0 million. The Trust Preferred securities are accounted for as junior subordinated debentures in the accompanying financial statements, however, for regulatory capital purposes, these issuances are considered Tier 1 capital.

The proceeds from these capital transactions are being utilized to capitalize the continued growth of the Company and the Bank.

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. For the Company, risk-based capital guidelines require minimum ratios of core (Tier 1) capital (common stockholders’ equity) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets) to risk-weighted assets of 8.0%. As of September 30, 2009, the Company’s Tier 1 risk-weighted capital ratio and total capital ratio were 9.97% and 11.95%, respectively.

The Bank also has capital ratio constraints with which to comply. These ratios are slightly different than those required at the parent company level. At September 30, 2009, the Bank’s capital ratios were as follows: Tier 1 leverage ratio, 7.70%, Tier 1 risk-based capital ratio, 10.12% and total risk-based ratio, 12.10%. These capital ratios were sufficient at September 30, 2009 to classify the Bank as “well capitalized” in accordance with the FDIC’s regulatory capital rules. The Company’s and Bank’s actual capital amounts and ratios at September 30, 2009 are presented in the following table.

Capital Requirements (dollars in thousands)

Waccamaw Bankshares, Inc.

			Risk-based Capital
	Leverage Capital		Tier 1 Capital		Total Capital
	Amount	Percentage(1)	Amount	Percentage(2)	Amount	Percentage(2)
Actual	$41,758	7.59%	$41,758	9.97%	$50,035	11.95%
Well Capitalized	27,497	5.00%	25,121	6.00%	41,869	10.00%

Waccamaw Bank

			Risk-based Capital
	Leverage Capital		Tier 1 Capital		Total Capital
	Amount	Percentage(1)	Amount	Percentage(2)	Amount	Percentage(2)
Actual	$42,277	7.70%	$42,277	10.12%	$50,554	12.10%
Well Capitalized	27,457	5.00%	25,074	6.00%	41,789	10.00%

(1)	Percentage of total adjusted average assets. The Federal Reserve Board (“FRB”) minimum leverage ratio requirement is 3 percent to 5 percent, depending on the institution’s composite rating as determined by its regulators. The FRB has not advised the Company of any specific requirements applicable to it.
(2)	Percentage of risk-weighted assets.

Non-performing and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank also attempts to reduce repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

The allowance for loan losses is maintained at a level adequate to absorb probable losses. Some of the factors which management considers in determining the appropriate level of the allowance for credit losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, regulatory policies, and in particular, how such conditions relate to the market areas that the Bank serves. Bank regulators also periodically review the Bank’s loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

The accrual of interest on loans is discontinued on a loan when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in the following table.

Allowance for Loan Losses (dollars in thousands)

	Periods Ended September 30,
	2009	2008
Balance at beginning of period	$7,188	$5,386

Charge-offs:
Construction loans	(1,351)	—
1-4 family residential loans	(430)	(252)
Non farm residential loans	(13)	—
Commercial and industrial loans	(597)	(68)
Consumer and other	(125)	(118)

Total charge-offs	(2,516)	(428)

Recoveries:
Construction loans	—	—
1-4 family residential loans	10	—
Non farm residential loans	—	—
Commercial and industrial loans	—	—
Consumer and other	23	10

Total recoveries	33	10

Net charge-offs	2,483	418

Provision for loan losses	4,857	634

Balance at the end of the period	$9,562	$5,602

Total loans outstanding at period-end	$370,387	$383,141
Average gross loans outstanding for the year	$381,385	$380,222
Allowance for loan losses to loans outstanding	2.58%	1.46%
Ratio of net loan charge-offs to average loans outstanding (annualized)	.87%	.15%

The following table sets forth information about the Bank’s allowance for loan losses by asset category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

Allowance for Loan Losses by Category (dollars in thousands)

	Periods Ended September 30,
	2009		2008
	Amount	%(1)	Amount	%(1)
Construction and development	$3,371	35.25	$1,846	32.95
Farmland	61.64		50.89
1-4 family residential	2,077	21.72	1,222	21.82
Multifamily residential	311	3.26	135	2.42
Nonfarm, nonresidential	2,263	23.66	1,496	26.70

Total real estate	8,083	84.53	4,749	84.78
Agricultural	24.25		13.23
Commercial and industrial	1,023	10.70	634	11.31
Consumer	389	4.07	179	3.19
Other	43.45		27.49

Total	$9,562	100.00	$5,602	100.00

(1)	Represents the percentage of loans in each category to total loans outstanding.

Management realizes that general economic trends greatly affect loan losses and no assurances can be made about future losses. Management has projected that the allowance for loan losses should increase substantially over the next nine months due to the current economic environment, with the trend of non-performing loans increasing due to declining real estate values, continuing tightening of credit and the overall slow growth of the real estate market. This trend should improve by the fourth quarter of 2009 or the first quarter of 2010 as most problem credits have been identified by management. Management does, however, consider the level of the allowance for loan losses at September 30, 2009 to be appropriate in light of the risk inherent in the loan portfolio.

The following table sets forth information about the Bank’s non-performing assets.

Non-performing Assets (dollars in thousands)

	September 30,		December 31,
	2009	2008	2008	2007
Non-accrual loans	$22,807	$12,334	$15,633	$1,534

Loans past due 90 days or more and still accruing interest	2,436	2,565	1,451	2,608

Total non-performing loans	25,243	14,899	17,084	4,142

Other real estate and repossessed personal property	5,455	725	964	340

Total non-performing assets	$30,698	$15,624	$18,048	$4,482

Non-performing assets as a percentage of:
Total assets	5.71%	2.91%	3.36%	.88%
Total loans	8.29%	4.08%	4.67%	1.24%

Asset Quality

During 2008, management refined its allowance for loan losses methodology taking into account existing Securities and Exchange Commission (SEC) and regulatory guidance. The refinement in methodology focused on revised loss factors that are more indicative of actual loss experience in recent years and current borrower analysis. The results of the allowance for loan loss model indicated that a $4.9 million provision was needed for the nine months ended September 30, 2009. The increase in the provision is the result of an increase in non-performing loans along with loans identified as impaired under SFAS 114 as discussed under Note 5 (“Fair Value”) to our unaudited financial statements as of and for the period ended September 30, 2009 included elsewhere in this prospectus.

As of September 30, 2009, the Bank identified $29.4 million in impaired loans. Of these impaired loans, $21.1 million were identified to have impairment of $4.8 million. This compared to $25.2 million in impaired loans of which $22.8 million were identified to have impairment of $3.6 million at December 31, 2008. This increase in impaired loans consisted of 5 business and development loan relationships totaling $4.2 million.

The allowance for loan losses on September 30, 2009, was $9.6 million or 2.58% of period end loans compared to $7.2 million and 1.86% at December 31, 2008. At September 30, 2009 the Bank had loans totaling $22.8 million in non-accrual status as compared to $12.3 million at September 30, 2008. The increase in non-accrual loans includes increases in fifteen non-performing commercial real estate loans totaling $12.3 million. The largest non-accrual loan relationship totaled $4.2 million with the average balance for the ninety-two non-accrual loans totaling $248,000. At September 30, 2009 there was approximately $2.5 million in net charge-offs compared to $418,000 at September 30, 2008. There was $1,600 in repossessed assets at September 30, 2009 and $6,681 in repossessed assets at September 30, 2008. At September 30, 2009 there was approximately $5.5 million in other real estate owned compared to $725,237 at September 30, 2008.

In addition to the impact on our allowance for loan losses resulting from our loan portfolio rebalancing efforts, which have effectively reduced our concentrations in construction and development sector loans, our refined allowance for loan losses methodology, as previously discussed, has resulted in an overall increase in the allowance for loan losses as a percent of total loans. In management’s judgment, an appropriate allowance for estimated losses has been established; however, there can be no assurance that actual losses will not exceed the estimated amounts in the future.

The level of the allowance for loan losses is established based upon management’s evaluation of loan portfolio composition, current and projected national and local economic conditions and results of independent reviews of the loan portfolio by internal and external examination. Management recognizes the inherent risk associated with commercial and consumer lending, including whether or not a borrower’s actual results of operations will correspond to those projected by the borrower when the loan was funded, economic factors such as the number of housing starts and fluctuations in interest rates, etc., depression of collateral values, and completion of projects within the original cost and time estimates. As a result, management continues to actively monitor the Bank’s asset quality and lending policies. Management believes that its loan portfolio is diversified so that it is less likely that a downturn in a particular market or industry will have a significant impact on the loan portfolio or the Bank’s financial condition.

Liquidity and Sensitivity

The principal goals of the Bank’s asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash in order to fund depositors’ withdrawals or borrowers’ loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest against liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management must ensure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates of deposit, Federal funds lines from correspondent banks, borrowings from the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either re-price or mature. Management attempts to maintain the portfolios of earning assets and interest-bearing liabilities with maturities or re-pricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates.

At September 30, 2009, the Bank was cumulatively liability-sensitive (interest-bearing liabilities subject to changes in interest rates exceeded earning assets subject to interest rate changes). Demand, savings and money market accounts re-pricing within three months totaled $146.8 million. Historically, these short-term deposits are not as rate sensitive as other types of interest-bearing deposits. The Bank is liability sensitive in the three month or less time period and the four to twelve months time period, with the thirteen to sixty months time period being asset-sensitive and the over sixty months time period being asset-sensitive.

Time deposits in denominations of $100,000 or more and large municipal repurchase accounts are especially susceptible to interest rate changes. These deposits are matched with short-term investments. Matching sensitive positions alone does not ensure that the Bank has no interest rate risk. The re-pricing characteristics of assets are different from the re-pricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the re-pricing opportunities of assets and liabilities are perfectly matched.

Mortgage backed securities are shown based on their contractual maturity but tend to be repaid earlier. Long-term debt maturing in 2010 with a quarterly call feature is shown in the 1-3 month re-pricing period. Repurchase agreements with a put feature are shown in the re-pricing period in which the structure is put back to the Bank.

The tables below show the sensitivity of the Bank’s balance sheet at the dates indicated but are not necessarily indicative of the position on other dates.

Interest Rate Sensitivity (dollars in thousands)

	September 30, 2009 Maturities/Re-pricing
	1-3 Months	4-12 Months	13-60 Months	Over 60 Months	Total
Earning assets:
Loans	$149,194	$38,457	$131,367	$51,369	$370,387
Investments	1,323	—	2,108	86,914	90,345
Federal funds sold	20,890	—	—	—	20,890
Deposits with banks	5,113	—	—	—	5,113

Total	176,520	38,457	133,475	138,283	486,735

Interest-bearing liabilities:
Demand accounts	36,452	—	—	—	36,452
Savings and money market	110,310	—	—	—	110,310
Time deposits	77,575	125,559	34,768	1,599	239,501
Repurchase agreements and purchased funds	3,139	3,000	10,000	7,000	23,139
Other short-term borrowings	—	6,500	—	—	6,500
Long-term debt	—	—	31,000	9,000	40,000
Subordinated debentures	12,372	—	—	—	12,372

Total	239,848	135,059	75,768	17,599	468,274

Interest rate gap	$(63,328)	$(96,602)	$57,707	$120,684	$18,461

Cumulative interest sensitivity gap	$(63,328)	$(159,930)	$(102,223)	$18,461
Ratio of sensitivity gap to total earnings assets	(13.01)%	(19.85)%	11.86%	24.79%	3.79%
Cumulative ratio of sensitivity gap to total earnings assets	(13.01)%	(32.86)%	(21.00)%	3.79%

Interest Rate Sensitivity (dollars in thousands)

	December 31, 2008 Maturities/Re-pricing
	1-3 Months	4-12 Months	13-60 Months	Over 60 Months	Total
Earning assets:
Loans(1)	$160,464	$47,818	$126,100	$52,074	$386,456
Investments	1,153	2,030	1,130	87,221	91,534
Federal funds sold	4,281	—	—	—	4,281
Deposits with banks	2,685	—	—	—	2,685

Total	168,583	49,848	127,230	139,295	484,956

Interest-bearing liabilities:
Demand accounts	31,567	—	—	—	31,567
Savings and money market	82,459	—	—	—	82,459
Time deposits	90,235	135,017	40,818	2,325	268,395
Repurchase agreements and purchased funds	3,830	—	—	—	3,830
Other short-term borrowings	6,000	4,000	—	—	10,000
Long-term debt	—	—	53,500	9,000	62,500
Subordinated debentures	12,372	—	—	—	12,372

Total	226,463	139,017	94,318	11,325	471,123

Interest rate gap	$(57,880)	$(89,169)	$32,912	$127,970	$13,833

Cumulative interest sensitivity gap	$(57,880)	$(147,049)	$(114,137)	$13,833

Ratio of sensitivity gap to total earnings assets	(11.94)%	(18.39)%	6.80%	26.39%	2.85%
Cumulative ratio of sensitivity gap to total earnings assets	(11.94)%	(30.32)%	(23.54)%	2.85%

(1)	Includes non-accrual loans

Effects of Inflation

Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors the Bank’s interest rate sensitivity in order to minimize the effects of inflationary trends on the Bank’s operations. Other areas of non-interest expense may be more directly affected by inflation. Since our assets and liabilities are primarily monetary in nature, our performance is more affected by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not necessarily be the same.

While the effect of inflation on a financial institution is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and financial institutions will normally experience above average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Commitments and Contingencies

Litigation

In the normal course of business the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the financial statements.

Financial Instruments with Off-Balance-Sheet Risk

To meet the financing needs of its customers, the Bank is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheet.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank’s commitments are as follows:

	September 30, 2009	December 31, 2008	December 31, 2007
Commitments to extend credit	$38,169,000	$41,067,000	$48,600,000
Stand-by letters of credit	767,000	3,194,000	4,509,000

	$38,936,000	$44,261,000	$53,109,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of Credit Risk

Substantially all of the Bank’s loans and commitments to extend credit have been granted to customers in the Bank’s market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 5 to the audited financial statements contained herein. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank’s primary focus is toward commercial, consumer and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $4.0 million.

The Bank from time to time has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Financial Ratios

The following table summarizes ratios considered to be significant indicators of the Company’s operating results and financial condition for the periods indicated.

Key Financial Ratios

	June 30,
	2009	2008
Average equity to average assets	5.05%	6.82%
Return on average assets(1)	(.79)%	.38%
Return on average equity(1)	(15.63)%	5.55%

	December 31,
	2008	2007	2006
Average equity to average assets	6.20%	7.64%	7.27%
Return on average assets	(.38)%	.89%	1.02%
Return on average equity	(6.11)%	11.67%	14.07%

(1)	Annualized for the nine months ended September 30, 2009 and 2008

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-bearing assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits and borrowings. The Company’s primary market risk is interest rate risk, which is the result of differing maturities or re-pricing intervals of interest-earning assets and interest-bearing liabilities with the goals of minimizing interest rate fluctuations in its net interest income. The Company does not maintain a trading account, nor is it subject to currency exchange risk or commodity price risk.

The Company’s Asset/Liability Committee (“ALCO”) meets on a monthly basis in order to assess interest rate risk, liquidity, capital and overall balance sheet management through rate shock analysis measuring various interest rate scenarios over the future 12 months. Through ALCO, the Company is able to determine fluctuations to net interest income from changes in the Prime lending rate of up to 300 basis points up or down during a 12-month period. ALCO also reviews policies and procedures related to funds management and interest rate risk based on local, national and global economic conditions along with funding strategies and balance sheet management to minimize the potential impact of earnings and liquidity from interest rate movements.

Please refer to the discussion and tabular disclosure under the heading “Liquidity and Sensitivity” in management’s discussion and analysis of our financial condition and results of operations for information about the contractual maturities, average interest rates and estimated fair values of our financial instruments that are considered market risk sensitive.

BUSINESS

Who We Are

Waccamaw Bankshares, Inc. is the holding company for Waccamaw Bank, a North Carolina-chartered community bank. We are headquartered in Whiteville, North Carolina and conduct our business through seventeen full-service banking offices located in Whiteville, Tabor City, Chadbourn, Elizabethtown, Shallotte (2), Holden Beach, Southport (2), Sunset Beach, Oak Island, and Wilmington, North Carolina and Heath Springs, Conway (2), Socastee, and Little River, South Carolina. Our primary market area includes Columbus, Bladen, Brunswick and New Hanover Counties of North Carolina and Lancaster and Horry Counties of South Carolina. Waccamaw Bank began operations in Whiteville, North Carolina on September 2, 1997 and on June 30, 2001 became our wholly owned subsidiary upon completion of our reorganization into a bank holding company. In December 2005, we announced that we had entered into an agreement to acquire the Bank of Heath Springs, Heath Springs, South Carolina and merge that institution into Waccamaw Bank. We completed that merger on April 28, 2006 adding $20.1 million in assets and one additional office to Waccamaw Bank. In 2007 we acquired four office buildings in North and South Carolina from BB&T Corporation as a result of BB&T’s merger with Coastal Financial Corporation. We did not acquire any assets or liabilities in connection with this transaction. Our Little River, South Carolina, office opened in 2008.

At September 30, 2009 we had:

•	Assets of $538.0 million,

•	Loans of $360.8 million,

•	Deposits of $424.8 million,

•	Stockholders’ equity of $29.9 million,

•	Diluted loss per share of ($0.31) (first nine months of 2009),

•	Return on average assets of (0.40%) (first nine months of 2009, annualized), and

•	Return on average equity of (6.50%) (first nine months of 2009, annualized).

Our lending activities are oriented to the consumer and retail customer as well as small- to medium-sized businesses in our market area. Accordingly, we offer the standard complement of commercial, consumer and mortgage lending products, as well as the ability to structure products to fit specialized needs. We emphasize superior customer service and responsive decision making delivered with the convenience of modern technology. We have developed a loan portfolio that is primarily composed of loans secured by real estate. Such loans comprised approximately 85% of our loan portfolio at September 30, 2009. As of September 30, 2009, our non-performing assets totaled $30.7 million or 5.71% of total assets.

The deposit services offered by our bank include small business and personal checking, savings accounts and certificates of deposit. Our bank concentrates on customer relationships in building its customer deposit base and competes aggressively in the area of transaction accounts. At June 30, 2009, the most current data provided by the FDIC Deposit Market Share Report indicated that we controlled over 35% of the deposits in Columbus County where Whiteville is located, over 8% of the deposits in Bladen County, over 6% of the deposits in Brunswick County, and 0.43% of the deposits in New Hanover County. In South Carolina, the June 30, 2009, FDIC Deposit Market Share Report indicated that we controlled over 2% of the deposits in Lancaster County and 0.48% of the deposits in Horry County.

We conduct all of our business activities through our banking subsidiary, Waccamaw Bank. The bank’s deposits are insured up to applicable limits by the FDIC. Our principal executive office is located at 110 North J.K. Powell Boulevard, Whiteville, North Carolina 28472 and our telephone number is (910) 641-0044. Our website is www.waccamawbank.com. Information contained on our website is not part of this prospectus.

Strategy

From our initial office in Whiteville, the county seat of Columbus County, we have expanded into neighboring towns and the contiguous counties of Bladen, Brunswick and New Hanover. With our strategic acquisition of the Bank of Heath Springs in Lancaster County, South Carolina, the legal restrictions on establishing branch offices in South Carolina have been eliminated and we may branch throughout the State of South Carolina. Since acquiring the Bank of Heath Springs, we have opened four additional South Carolina offices, including two acquired from BB&T Corporation. We currently anticipate that our future expansion will be along the North Carolina-South Carolina border and coastline. We believe our track record of opening community-based, full-service branches in contiguous towns and counties will continue to be the primary thrust of our expansion strategy. We have no immediate plans to expand our product and service base beyond that currently being provided and therefore will continue to direct our efforts to serving the banking needs of retail customers and small- to medium-sized businesses in our market area. Commercial lending secured by real estate will continue to be a focus of our lending activities and we will continue to focus our products and services on persons who reside, or do business, in our market areas.

Market Area

Our market area includes the counties of Columbus, Bladen, Brunswick, and New Hanover, North Carolina and the counties of Lancaster and Horry, South Carolina. Total deposits in our market area exceed $12.7 billion.

Columbus County is located in the southeastern portion of North Carolina near the South Carolina border. Whiteville, the largest city in the county, is approximately 45 miles west of Wilmington, North Carolina, 150 miles southeast of Charlotte, North Carolina, and 45 miles north of Myrtle Beach, South Carolina. These cities all have national or regional airports. Columbus County had an estimated 2007 population of 54,046 and an estimated 2007 median household income of $32,728.

Brunswick County is adjacent to Columbus County to the southeast and also borders South Carolina. Shallotte, the largest city in the county, is approximately 35 miles southwest of Wilmington and 35 miles northeast of Myrtle Beach. Brunswick County had an estimated 2007 population of 99,214 and an estimated 2007 median household income of $41,891.

New Hanover County is a coastal county and adjacent to Brunswick County to the north. Wilmington, the largest city in the county, has a diversified economy which includes shipping, manufacturing, medical and retail industries. New Hanover County had an estimated 2007 population of 190,432 and an estimated 2007 median household income of $48,106.

Bladen County is adjacent to Columbus County to the northeast. Elizabethtown, the largest city in the county, is approximately 50 miles northwest of Wilmington and 80 miles northwest of Myrtle Beach. Bladen County had an estimated 2007 population of 32,301 and an estimated 2007 median household income of $32,376.

Lancaster County is located in the Piedmont region of South Carolina and borders North Carolina to its north. Our branch in Heath Springs is approximately 50 miles south of Charlotte and 100 miles west of Whiteville. Lancaster County had an estimated 2007 population of 73,393 and an estimated 2007 median household income of $37,169.

Horry County is located on the coast of South Carolina and borders North Carolina to its north. It includes the city of Myrtle Beach and much of the area known as the “Grand Strand,” a stretch of beaches that is a major tourist attraction. Horry County had an estimated 2007 population of 249,925 and an estimated 2007 median household income of $42,960.

In our market area, the principal components of the economy are manufacturing, agriculture and tourism. Manufacturing employment is concentrated in the wood products and textile industries. The primary agricultural products are tobacco and hogs.

Trust Preferred Securities

In December 2003, we privately issued $8.0 million aggregate liquidation amount of floating rate trust preferred securities through Waccamaw Statutory Trust I, which was formed for the sole purpose of issuing the securities. We may redeem these trust preferred securities at our option with prior regulatory approval.

In July 2008, we privately issued $4.0 million aggregate liquidation amount of floating rate trust preferred securities through Waccamaw Statutory Trust II. These trust preferred securities must be redeemed on October 1, 2038, and may be redeemed prior to that date in certain circumstances. The principal reason for issuing these securities was that the proceeds from their sale qualifies as Tier 1 capital for regulatory capital purposes (subject to certain limitations), thereby enabling us to enhance our regulatory capital positions without diluting the ownership of our stockholders.

Dividends paid to holders of the trust preferred securities are recorded as interest expense and are deductible for income tax purposes. We have fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. Our obligations under the guarantees are unsecured and subordinate to senior and subordinated indebtedness, but are senior to our common and preferred stock.

Lending Activities

General. We provide a wide range of short- to medium-term commercial, mortgage, construction and personal loans, both secured and unsecured. We also make real estate mortgage and construction loans and Small Business Administration guaranteed loans. Many of our commercial loans are collateralized with real estate in our market but such collateral is mainly a secondary, and not a primary, source of repayment. We have maintained a balance between variable and fixed rate loans within our portfolio. Variable rate loans accounted for 55.15% of the loan balances outstanding at September 30, 2009 while fixed rate loans accounted for 44.85% of such balances.

Our loan policies and procedures establish the basic guidelines governing our lending operations. Generally, the guidelines address the types of loans that we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. For any loan transaction, approval of the loan and who determines such approval is based on the total credit available to the borrower. The policies are reviewed and approved at least annually by the Board of Directors of the bank. We supplement our own supervision of the loan underwriting and approval process with periodic loan audits by internal personnel and outside professionals experienced in loan review work.

Commercial Real Estate Loans. We originate and maintain a significant amount of commercial real estate loans. Aggregate commercial real estate loan balances outstanding at September 30, 2009 equaled $87.7 million. This lending involves loans secured principally by commercial buildings and agricultural facilities. We require the personal guarantee of borrowers and a demonstrated cash flow capability sufficient to service the debt, with the real estate collateral as a secondary source of repayment. Loans secured by commercial real estate may be in greater amount and involve a greater degree of risk than one-to-four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties.

Construction Loans. Another of our primary lending focuses is construction/development lending. Balances of construction loans outstanding at September 30, 2009 totaled $130.7 million. We originate one-to-four family residential construction loans for the construction of custom homes and provide financing to builders and consumers for the construction of new homes. We are active in the construction market and make construction loans on homes that are not pre-sold, but we limit the number of such loans to any one builder. This type of lending is only done with local, well-established builders and not with large or national tract builders. We lend to builders in our market who have demonstrated a favorable record of performance and profitable operations. We also finance small tract developments and sub-divisions. We endeavor to limit our construction lending risk through adherence to established underwriting procedures and the requirement of documentation of all draw requests. We require personal guarantees and secondary sources of repayment on all construction loans.

Commercial Loans. Commercial business lending is another focus of our lending activities. At September 30, 2009, our commercial loan portfolio totaled $39.7 million. Commercial loans include secured loans for working capital, expansion and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. Lending decisions are based on an evaluation of the financial strength, cash flow, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, we require personal guarantees and secondary sources of repayment, primarily a deed of trust on local real estate. Commercial loans generally provide greater yields and reprice more frequently than other types of loans, such as residential real estate loans. More frequent repricing means that yields on our commercial loans adjust more quickly with changes in interest rates.

Residential Real Estate Loans and Home Equity Lines of Credit. Residential real estate loans are made for purchasing and refinancing one-to-four family properties. We provide customers access to long-term conventional real estate loans, which we originate and broker for sale in the secondary market. We receive fees in connection with the origination of mortgage loans, with such fees aggregating $294,983 for the nine months ended September 30, 2009 and $352,929 for the year ended December 31, 2008. In addition to non-interest income generated by the origination of mortgage loans, we believe that offering such loans allows us to serve the convenience and needs of our customers while also affording an opportunity to cross-market our other loan and deposit products. We anticipate that we will continue to be an active originator of mortgage loans and only hold for our own account a small number of well-collateralized, non-conforming residential loans.

We also originate home equity loans and lines of credit for our own portfolio. At September 30, 2009, home equity loans and lines of credit totaled $28.0 million and comprised 7.6% of our loan portfolio.

Loans to Individuals. Loans to individuals include automobile loans, boat and recreational vehicle financing and miscellaneous secured and unsecured personal loans. At September 30, 2009, our consumer loan portfolio totaled $15.1 million. Consumer loans generally can carry significantly greater risks than other loans, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are sensitive to job loss, illness and other personal factors. We attempt to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss.

Loan Approvals. Our loan policies and procedures establish the basic guidelines governing lending operations. Generally, the guidelines address the type of loans that we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans and credit lines are subject to approval procedures and amount limitations. Depending upon the loan requested, approval may be granted by the individual loan officer, our officers’ loan committee or, for the largest relationships, the directors’ loan committee. These limitations apply to the borrower’s total outstanding indebtedness to us, including the indebtedness of any guarantor, letters of credit, overdrafts and uncollected funds. These policies are reviewed and approved at least annually by the Board of Directors.

Responsibility for loan review, underwriting, compliance and document monitoring resides with our senior credit officer, who is responsible for loan processing and approval. The Board of Directors of the bank determines officer lending authorities on an annual basis.

Loan Participations. From time to time we purchase and sell loan participations to or from other banks within and outside our market area. All loan participations purchased have been underwritten using our standard and customary underwriting criteria.

Credit Cards. We offer credit cards on an agency basis as an accommodation to our customers. We assume none of the underwriting risk associated with this product.

Banking Technology

Our customers have the ability to perform online banking and bill paying, request check copies, reorder checks and make certain transfers. We provide our customers with imaged check statements, thereby eliminating the cost of returning checks to customers and eliminating the clutter of canceled checks.

Competition

Commercial banking in North Carolina is extremely competitive in large part due to early adoption of statewide branching. For example, as of June 30, 2009, data provided by the FDIC Deposit Market Share Report indicated that within our market area there were 39 different commercial and savings institutions operating a total of 305 offices (8 in Bladen County, 52 in Brunswick County, 18 in Columbus County, 79 in New Hanover County, North Carolina and 10 in Lancaster County and 138 in Horry County, South Carolina). We compete in our market area with large regional and national banking organizations, other federally and state chartered financial institutions such as savings and loan institutions and credit unions, consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit. Many of our competitors have broader geographic markets and higher lending limits than we do and are also able to provide more services and make greater use of media advertising. All of the markets in which we have a banking office are also served by branches of the largest banks in North Carolina, some of which are among the largest institutions in the United States.

The enactment of legislation authorizing interstate banking has led to increases in the size and financial resources of some of our competitors. In addition, as a result of interstate banking, out-of-state commercial banks have acquired North Carolina banks and heightened the competition among banks in North Carolina.

Despite the competition in our market area, we believe that we have certain competitive advantages that distinguish us from our competition. We offer customers modern banking services without forsaking prompt, personal service and friendliness. We also offer local decisionmaking, which allows us to make credit decisions more quickly than some of our competitors. We provide personalized services and attract customers by being responsive and sensitive to their individualized needs. We believe our approach to business builds goodwill among our customers, stockholders, and the communities we serve that results in referrals from stockholders and satisfied customers. We also rely on traditional marketing to attract new customers. To enhance a positive image in the community, we support and participate in local events and our officers and directors are active in supporting local civic and charitable organizations.

Properties

The following table sets forth the location of our main office, banking offices, and operations center, as well as certain information relating to these facilities:

Office	Address	Year Opened	Approximate Square Footage	Owned or Leased
Main Office	110 North J.K. Powell Blvd. Whiteville, NC 28472	2001	12,000	Owned

Operations Center	809 S. Madison St. Whiteville, NC 28472	2006	7,700	Leased

Tabor City	105 Hickman Rd. Tabor City, NC 28463	1997	3,800	Leased

Chadbourn	111 Strawberry Blvd. Chadbourn, NC 28431	1997	2,500	Leased

Shallotte	4949 Main St. Shallotte, NC 28470 200 Smith Ave. Shallotte, NC 28459	2000 2007	2,521 3,515	Leased Owned

Holden Beach	3178 Holden Beach Rd., SW Holden Beach, NC 28462	2000	1,200	Leased

Southport	115 Howe St. Southport, NC 28461 4945 Southport-Supply Rd. Southport, NC 28461	2005 2006	1,860 3,858	Leased Leased land

Elizabethtown	306 S. Poplar St. Elizabethtown, NC 28337	2005	2,016	Leased land

Wilmington	29 South Kerr Ave. Wilmington, NC 28403	2004	3,000	Leased

Oak Island	8001 East Oak Island Drive Oak Island, NC 28465	2007	2,490	Owned

Sunset Beach	923 Seaside Rd., SW Ocean Isle Beach, NC 28469	2007	2,982	Leased land

Conway	1230 16th Ave. Conway, SC 29526 112 Waccamaw Medical Park Conway, SC 29526	2006 2007	1,350 1,508	Leased Owned

Heath Springs	202 N. Main St. Heath Springs, SC 29058	2006	5,500	Owned

Little River	1180 Highway 17 Little River, SC 29566	2008	10,000	Owned

Socastee	5429 Dick Pond Road Myrtle Beach, SC 29588	2007	2,400	Leased

We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

Employees

As of September 30, 2009, we had 128 full-time employees and 21 part-time employees. None of our employees are covered by a collective bargaining agreement. We consider relations with our employees to be good.

MANAGEMENT

Directors

The following individuals serve as directors of both Waccamaw Bankshares, Inc. and Waccamaw Bank.

Name and Age	Position(s) Held	Director Since	Term Expires	Principal Occupation and Business Experience During the Past Five Years
Neil Carmichael Bender, II (44)	Director	2008	2012	Chief Executive Officer and Co-Founder, My Rewards® /Image Products Solutions, Wilmington, NC (fee income strategies and rewards solutions for the banking and insurance industries).

Murchison B. Biggs (54)	Director	1997	2011	Certified Public Accountant; Chief Financial Officer, Comptroller/Secretary-Treasurer and Director, K.M. Biggs, Inc. (farming and commercial real estate management), Lumberton, NC; Chief Financial Officer, Secretary-Treasurer and Director, Biggs Park, Inc. (shopping center), Lumberton, NC.

Brian D. Campbell (40)	Director	2007	2010	Chief Operating Officer, Campbell Oil Company; Chief Operating Officer, Cape Fear Transport, Inc.; Chairman, Bladen County Economic Development Corporation.

Maudie M. Davis (56)	Director	1997	2012	Assistant Principal, Green Sea Floyds High School, Green Sea, SC (Horry County).

Crawford Monroe Enzor, III (45)	Director	1997	2010	Real Estate Broker, Prudential Laney Real Estate, Ocean Isle Beach, NC; Owner, Salt Aire Group, Holden Beach, NC.

James G. Graham (58)	Director, President, and CEO	1999	2011	President and Chief Executive Officer, Waccamaw Bankshares, Inc., Whiteville, NC, 2001-Present and Waccamaw Bank, Whiteville, NC, 1999-Present.

James E. Hill, Jr. (62)	Director	1997	2012	Partner, Hill & High, L.L.P., Attorneys at Law, Whiteville, NC; James E. Hill, Jr. Farms, Whiteville, NC (farming operations); Partner, Hill & High Real Estate, Whiteville, NC; Partner, Walker—Hill Real Estate, Whiteville, NC; Hill Family Farms, LLC, Whiteville, NC.

Alan W. Thompson (45)	Director	1997	2012	President, Thompson, Price, Scott, Adams & Co., P.A. (certified public accountants), Whiteville, NC; President, Medical Billing Organization, Inc. (medical billing company), Whiteville, NC; Manager, AT Consulting Services, LLC (financial services), Whiteville, NC; Manager, TSA Rentals, LLC (rental real estate), Whiteville, NC; A & M Investments, LLC (real estate), Whiteville, NC.

Name and Age	Position(s) Held	Director Since	Term Expires	Principal Occupation and Business Experience During the Past Five Years

R. Dale Ward (57)	Director	1997	2010	President, J. D. Wright Roofing Co., Inc., Tabor City, NC; Columbus County, NC, School Board, since 1994, including three years as chairman; Partner, Crown Investments, LLC (real estate), Tabor City, NC.

J. Densil Worthington (54)	Director	1997	2011	President, Worthington Funeral Home, Inc., Chadbourn, NC; Secretary/Treasurer, Independent Medical Supplies, Inc., Chadbourn, NC; Member, Worthington Enterprises, LLC, Chadbourn, NC.

Director Relationships

No director is a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.

Meetings and Committees of the Board of Directors

The Company held 17 meetings of its Board in 2008. Each director attended 75% or more of the aggregate number of meetings of the Board and any committees on which he or she served, with the exception of Dr. Davis. It is the policy of the Company that directors attend each annual meeting and any special meetings of the Company’s shareholders. Each of the Company’s directors attended the 2008 Annual Meeting of Shareholders.

The Company’s Board has several standing committees, including an Audit Committee, a Nominating Committee and a Compensation Committee.

Audit Committee. The members of the Audit Committee are Murchison B. Biggs (chairman), Brian D. Campbell, Maudie M. Davis, Alan W. Thompson and J. Densil Worthington. The members of the Audit Committee are “independent” as defined by NASDAQ listing standards and the regulations promulgated under the Securities Exchange Act of 1934. The Audit Committee met seven times during 2008.

Nominating Committee. The members of the Nominating Committee are Neil Carmichael Bender, II; C. Monroe Enzor, III; James E. Hill, Jr.; Alan W. Thompson (chairman); R. Dale Ward and J. Densil Worthington. The duties of the Nominating Committee are: (i) assisting the Board, on an annual basis, by identifying individuals qualified to become Board members, and recommending to the Board the director nominees for the next annual meeting of shareholders; (ii) assisting the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and recommending to the Board qualified individuals to fill any such vacancy; and (iii) recommending to the Board, on an annual basis, director nominees for each committee of the Board.

The members of the Nominating Committee are “independent” as defined by NASDAQ listing standards and by the regulations promulgated under the Securities Exchange Act of 1934. The bylaws of the Company state that candidates may be nominated for election to the Board of Directors by the Nominating Committee or by any shareholder of the Company’s common stock. It is the policy of the Nominating Committee to consider all shareholder nominations. Shareholder nominations must be submitted to the Nominating Committee in writing on or before September 30th of the year preceding the annual meeting at which the nominee would stand for election to the Board of Directors and must be accompanied by each nominee’s written consent to serve as a director of the Company if elected. The bylaws of the Company require that all nominees for director, including shareholder nominees, have business, economic or residential ties to the Company’s market area and have owned at least 1,000 shares of the Company’s common stock since the last business day of the calendar year preceding the meeting at which the nominee is to stand for election.

The Nominating Committee has adopted a formal written charter, which is reviewed annually for adequacy and which is available at www.waccamawbank.com.

Compensation Committee. The members of the Compensation Committee are Neil Carmichael Bender, II; Maudie M. Davis, C. Monroe Enzor, III; James E. Hill, Jr.; Alan Thompson (chairman); and J. Densil Worthington. The Compensation Committee reviews and approves all salaries and benefits of executive officers of the Company. The members of the Compensation Committee are “independent” as defined by NASDAQ listing standards and the regulations promulgated under the Securities Exchange Act of 1934. While the Compensation Committee does utilize the services of outside consultants and legal counsel, it does not delegate its duties. The Compensation Committee has adopted a formal written charter, which is reviewed annually for adequacy and which is available at www.waccamawbank.com.

Director Compensation

Board Fees. Each director is paid an annual retainer of $3,000, and $650 for each Board meeting attended, except for the Chairman of the Board (or Vice-Chairman, as applicable) who is paid $1,000 for each Board meeting chaired. Directors are also paid $350 for each committee meeting attended, except for acting committee chairmen, who are paid $400 for each committee meeting chaired. The chairman of the Audit Committee is paid $500 for each committee meeting chaired. Mr. Graham does not receive any compensation for attending committee meetings. In 2008, fees were paid to directors for the first three quarters of the year. Fees were not paid in the fourth quarter of 2008.

Director Supplemental Retirement Plan. On October 30, 2007, the Company entered into a supplemental retirement plan with its directors. The plan provides that directors serving until their normal retirement age, 70, shall receive a retirement benefit of $10,000 per year for ten years following their retirement from the Board of Directors. In the event they retire from the Board before age 70, or retire due to a disability, they are entitled to receive reduced retirement benefits, based on years served, for ten years following their early retirement. Also, the balance accrued on behalf of a participating director will be paid in a single lump sum (i) to the director upon the occurrence of Change in Control of the Company or (ii) to the participating directors’ beneficiaries upon the directors’ death.

1998 Nonstatutory Stock Option Plan. The shareholders of Waccamaw Bank previously approved the 1998 Nonstatutory Stock Option Plan pursuant to which options are available for issuance to members of the Board of Directors and the Board of any subsidiary. In connection with the reorganization of the Bank into the holding company form of organization, which resulted in the creation of the Company, the Nonstatutory Stock Option Plan was adopted by the Company and options under such plan are now options of the Company. During the fiscal year ended December 31, 2004, each director of the Company was granted 1,500 options under the Nonstatutory Stock Option Plan, which options were granted at fair market value. At the 2005 Annual Meeting of Shareholders, the shareholders approved an amendment to the Nonstatutory Stock Option Plan authorizing stock options covering an additional 138,136 shares of the Company’s common stock. Following this approval by the shareholders, each director of the Company was granted an option, effective as of June 16, 2005, to purchase 9,000 shares of the Company’s common stock at an exercise price of $17.60 per share, which price represented the fair market value of the Company’s common stock at the time of grant.

All stock options under the Nonstatutory Stock Option Plan have been granted with a per share exercise price equal to 100% of the fair market value of the Company’s common stock. The per share exercise price and the number of shares of the Company’s common stock subject to the plan and each option granted under the plan is adjusted in response to certain corporate actions, such as stock dividends and stock splits. For example, the option exercise prices for options outstanding under the Nonstatutory Stock Option Plan have been adjusted for the effect of 6-for-5 stock splits effected in 2004 and 2003, a 2-for-1 stock split effected in 2004 and an 11-for-10 stock split effected in 2007. No additional options may be granted under the 1998 Nonstatutory Stock Option Plan.

2008 Omnibus Stock Ownership and Long-Term Incentive Plan. The shareholders of the Company approved the 2008 Omnibus Stock Ownership and Long-Term Incentive Plan (the “2008 Omnibus Plan”) at the 2008 annual meeting of shareholders to replace the previously approved stock option plans of the Company, which expired in 2008. The 2008 Omnibus Plan authorizes the issuance of awards covering 705,973 shares of the Company’s common stock. The awards may be issued in the form of incentive stock option grants, non-qualified stock option grants, restricted stock grants, long-term incentive compensation units, or stock appreciation rights.

The following table presents a summary of all compensation paid by the Company to its non-employee directors for their service as such during the year ended December 31, 2008.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards(1)	All Other Compensation	Total
Neil Carmichael Bender, II	$5,600	—	—	—	$5,600
Murchison B. Biggs	14,250	—	—	—	14,250
Brian D. Campbell	12,850	—	—	—	12,850
Maudie M. Davis	6,900	—	—	—	6,900
Crawford Monroe Enzor, III	12,900	—	—	—	12,900
James G. Graham(2)	—	—	—	—	—
James E. Hill, Jr.	16,450	—	—	—	16,450
Alan W. Thompson	23,650	—	—	—	23,650
R. Dale Ward	15,700	—	—	—	15,700
J. Densil Worthington	14,950	—	—	—	14,950

(1)	At December 31, 2008, the following option awards were outstanding: Mr. Biggs—11,220 shares; Dr. Davis —11,220 shares; Mr. Enzor—11,220 shares; Mr. Graham—49,720 shares; Mr. Hill—11,220 shares; Mr. Thompson—11,220 shares; Mr. Ward—11,220 shares; and Mr. Worthington—11,220 shares.
(2)	Compensation paid to Mr. Graham in connection with his service as Director, President, and Chief Executive Officer of the Company and the Bank is presented in the Summary Compensation Table presented on page 73.

Executive Officers

Set forth below is certain information regarding the Company’s executive officers.

Name	Age	Position with Company	Business Experience
James G. Graham	58	Director, President and Chief Executive Officer of the Company and Waccamaw Bank	President and Chief Executive Officer, Waccamaw Bankshares, Inc., Whiteville, NC, 2001-Present and Waccamaw Bank, Whiteville, NC, 1999-Present.

Freda H. Gore	47	Senior Vice President and Chief Operations Officer of the Company and Waccamaw Bank	Senior Vice President and Chief Operations Officer, Waccamaw Bankshares, Inc., Whiteville, NC, 2001-Present and Waccamaw Bank, Whiteville, NC, 1997-Present.

David A. Godwin	52	Senior Vice President and Chief Financial Officer of the Company and Waccamaw Bank	Senior Vice President and Chief Financial Officer of Waccamaw Bankshares, Inc., Whiteville, NC, 2001-Present and Waccamaw Bank, Whiteville, NC, 2001-Present; prior to that, Comptroller, Four Seasons Screen Printing Co., Conway, SC, February 2001-July 2001; prior to that Chief Financial Officer/Comptroller, Jones Stores, Inc., Tabor City, NC, 1995-2001 (retail variety stores).

Richard C. Norris	43	Senior Vice President and Chief Credit Officer of the Company and Waccamaw Bank	Senior Vice President and Chief Credit Officer, Waccamaw Bankshares, Inc., Whiteville, NC, 2003-Present and Waccamaw Bank, Whiteville, NC, 2003-Present; prior to that, Senior Business Underwriter, First Citizens Bank, Raleigh, NC, 1996-2003.

Kim T. Hutchens	53	Senior Vice President and Chief Administrative Officer of the Company and Waccamaw Bank	Senior Vice President and Chief Administrative Officer, Waccamaw Bankshares, Inc., Whiteville, NC, 2005-Present and Waccamaw Bank, Whiteville, 2005-Present; prior to that, Campaign Director/ Advisor for various congressional campaigns; prior to that, Senior Vice President of Human Resources, Bank of Granite, Granite Falls, NC, 1987-2003.

J. Daniel Hardy, Jr.	59	Senior Vice President and Chief Lending Officer of the Company and Waccamaw Bank	Senior Vice President and Chief Lending Officer, Waccamaw Bankshares, Inc., Whiteville, NC, and Waccamaw Bank, Whiteville, NC, 2007-Present; prior to that, Executive Vice President and President—North Carolina Region, First Community Bancshares, Inc., Bluefield, VA; prior to that, President and Chief Executive Officer, FNB Corp of Virginia and First National Bank, Christiansburg, VA.

Geoffrey R. Hopkins	35	Senior Vice President and Senior Commercial Lender of the Company and Waccamaw Bank	Senior Vice President and Senior Commercial Lender, Waccamaw Bankshares, Inc., Whiteville, NC, and Waccamaw Bank, Whiteville, NC, May 2008-present; prior to that, Vice President and Area Executive for Columbus and Bladen counties supervising the commercial lending function for that area; joined Waccamaw Bank in January 2003; prior to that, commercial banker, BB&T, March 2000-January 2003; prior to that, Market Manager, Anchor Bank, Little River, SC, June 1996-March 2000.

Executive Compensation

The following table shows all cash and non-cash compensation paid to or received or deferred by James G. Graham, Freda H. Gore, David A. Godwin, Richard C. Norris, Kim T. Hutchens, J. Daniel Hardy, Jr. and Geoffrey R. Hopkins (the “Named Executive Officers”) for services rendered in all capacities during the fiscal years ended December 31, 2008 and 2007. Cash consideration consisted of base salary and non-equity incentive compensation. Equity based incentive compensation typically consists of incentive stock option awards. No other executive officer of the Company received compensation during 2008 or 2007 that exceeded $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)		Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation(2)	Total
James G. Graham, President, Chief Executive Officer and Director	2008 2007	$273,300 251,300	— —		— —	$69,422 64,820	$101,359 23,568	$34,777 5,625	$478,858 345,313

Freda H. Gore, Senior Vice President and Chief Operations Officer	2008 2007	$128,908 122,100	— —		— —	$25,408 19,320	$12,482 2,902	$11,656 4,240	$178,454 148,562

David A. Godwin, Senior Vice President and Chief Financial Officer	2008 2007	$128,908 122,000	— —		— —	$25,408 21,252	$19,783 4,600	$12,099 1,858	$186,198 149,710

Richard C. Norris, Senior Vice President and Chief Credit Officer	2008 2007	$126,795 120,000	— —		— —	$24,992 16,625	$5,915 1,509	$11,371 4,099	$169,073 142,233

Kim T. Hutchens, Senior Vice President and Chief Administrative Officer	2008 2007	$128,908 120,000	— —		$36,800 —	$24,992 14,875	$24,724 5,749	$11,436 2,546	$226,860 143,170

J. Daniel Hardy, Jr., Senior Vice President and Chief Lending Officer	2008 2007	$146,545 131,250	— —	$	— 35,650	$29,157 —	— —	$11,903 —	$187,605 166,900

Geoffrey R. Hopkins, Senior Vice President and Senior Commercial Lender(3)	2008 2007	$128,724 107,183	— —		$40,530 —	$19,313 20,935	$11,542 —	$10,763 3,213	$210,872 131,331

(1)	Calculated in accordance with FAS 123R. The assumptions used in estimating the fair value of options are set forth in note 15 to the Company’s audited consolidated financial statements at December 31, 2008 and 2007.
(2)	Includes 401(k) contributions and the dollar value of insurance premiums paid on behalf of the named officers for group term life, health, dental and disability insurance. For Mr. Graham, this amount also includes $9,500 in director fees and total perquisites in excess of $10,000 for an automobile allowance of $7,800 and club dues of $3,540.
(3)	Mr. Hopkins assumed this position with the Company and the Bank in May 2008.

1998 Incentive Stock Option Plan. The shareholders previously approved the 1998 Incentive Stock Option Plan (the “Incentive Option Plan”) pursuant to which options are available for issuance to officers and key employees of the Company and any of its subsidiaries. In connection with the reorganization of the Bank into the holding company form of organization, which resulted in the organization of the Company, the Incentive Option Plan was adopted by the Company and options under such plan are now options of the Company. At the 2005 Annual Meeting of Shareholders, the shareholders approved an amendment to the Incentive Stock Option Plan authorizing stock options covering an additional 138,136 shares of the Company’s stock.

All stock options under the Incentive Option Plan have been granted with a per share exercise price equal to 100% of the fair market value of the Company’s common stock. The per share exercise price is adjusted in response to certain corporate actions, such as stock dividends and stock splits. For example, the option exercise prices in the table below have been adjusted for the effect of 6-for-5 stock splits effected in 2004 and 2003, a 2-for-1 stock split effected in 2004 and an 11-for-10 stock split effected in 2007. No additional options may be granted under the 1998 Incentive Stock Option Plan.

2008 Omnibus Stock Ownership and Long-Term Incentive Plan. The shareholders of the Company approved the 2008 Omnibus Stock Ownership and Long-Term Incentive Plan (the “2008 Omnibus Plan”) at the 2008 annual meeting of shareholders to replace the previously approved stock option plans of the Company. The 2008 Omnibus Plan authorizes the issuance of awards covering 705,973 shares of the Company’s common stock. The awards may be issued in the form of incentive stock option grants, non-qualified stock option grants, restricted stock grants, long-term incentive compensation units, or stock appreciation rights.

The following table sets forth information regarding vested and unvested incentive stock options as of December 31, 2008. The options set forth in the table below were granted under the Company’s 1998 Incentive Stock Option Plan or the Company’s 2008 Omnibus Stock Ownership and Long-Term Incentive Plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	No. of Securities Underlying Unexercised Options Exercisable	No. of Securities Underlying Unexercised Options Unexer- ciseable		Equity Incentive Plan Awards: No. of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	No. of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: No. of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
James G. Graham	1,320 38,500 9,900	330 -0- -0-	(1)	-0- -0- -0-	$17.95 16.00 16.00	Dec. 17, 2014 June 16, 2015 June 16, 2015	—	—	—	—

Freda H. Gore	11,000	-0-		-0-	16.00	June 16, 2015	—	—	—	—

David A. Godwin	11,000	-0-		-0-	16.00	June 16, 2015	—	—	—	—

Richard C. Norris	7,920 11,000	-0- -0-		-0- -0-	9.91 16.00	Dec. 19, 2013 June 16, 2015	—	—	—	—

Kim T. Hutchens	3,300 0	2,200 10,000	(2) (3)	-0- -0-	16.36 10.00	Nov. 17, 2015 Feb. 22, 2018	—	—	—	—

J. Daniel Hardy, Jr.	1,100	4,400	(4)	-0-	14.10	Jan. 18, 2017	—	—	—	—

Geoffrey R. Hopkins	0 8,250 1,267	10,000 -0- -0-	(5)	-0- -0- -0-	10.60 16.00 5.68	June 19, 2018 June 16, 2005 Dec. 31, 2012	—	—	—	—

(1)	Remaining options are scheduled to become exercisable on December 17, 2009.
(2)	One-half of the remaining unexercisable options are scheduled to become exercisable on each of November 17, 2009 and 2010.
(3)	Twenty percent of the unexercisable options are scheduled to become exercisable on each of February 22, 2009, 2010, 2011, 2012 and 2013.
(4)	1,100 of the remaining unexercisable options are scheduled to become exercisable on each of January 18, 2009, 2010, 2011 and 2012.
(5)	Twenty percent of the remaining unexercisable options are scheduled to become exercisable on each of June 19, 2009, 2010, 2011, 2012, and 2013.

Employment Agreement. The Company and Bank (together and for purposes of the following discussion, the “Employer”) entered into an employment agreement with the Employer’s President and Chief Executive Officer, James G. Graham. Mr. Graham’s employment agreement provides for a three-year term, which renews automatically for an additional year on each anniversary of the agreement, except that the agreement terminates upon his attainment of age 65. The agreement provides for a base salary of $250,000 and perquisites customary for his title and position including the payment of country club dues and a car allowance. If Mr. Graham’s employment terminates due to disability, he is entitled to receive his then current salary for a period of 12 months plus the other perquisites granted under the agreement, including a pro rata portion of any bonus accrued for Mr. Graham as of the date his employment was terminated for such disability. In the event he is terminated without cause, Mr. Graham is entitled to receive his salary and benefits for the balance of the remaining term left under his employment agreement at the time of his termination. Mr. Graham is entitled to a Change in Control benefit equal to 299% of his “base amount,” as that term is defined in Section 280G of the Internal Revenue Code. Mr. Graham is also entitled to receive a tax gross-up on this Change in Control benefit to compensate him for any excise taxes owing under Section 280G of the Internal Revenue Code. In the event benefits under Mr. Graham’s employment agreement are contested following a Change in Control, Mr. Graham is entitled to receive legal fee reimbursements up to $500,000. Mr. Graham is subject to a confidentiality provision as well as a non-competition provision both of which survive termination of the agreement. The non-compete provision requires that Mr. Graham not compete with the Bank within Bladen, Columbus and New Hanover Counties, North Carolina and within Horry and Lancaster Counties, South Carolina or within a 25-mile radius of any full service office of the bank for (i) the balance of the remaining term of the agreement if Mr. Graham’s employment is terminated without cause or (ii) for 12 months if the agreement is terminated by Mr. Graham for any reason. If a Change in Control occurs, the non-compete provision becomes null and void. As of December 31, 2008, the value of the lump sum payment that would have been payable to Mr. Graham upon the occurrence of a Change in Control followed by a termination event would have been approximately $678,697.

Change in Control Agreements. The Employer entered into Change of Control agreements with each of David A. Godwin, Senior Vice President and Chief Financial Officer; Freda H. Gore, Senior Vice President and Chief Operations Officer; Kim T. Hutchens, Senior Vice President and Chief Administrative Officer; Richard C. Norris, Senior Vice President and Chief Credit Officer; J. Daniel Hardy, Senior Vice President and Chief Lending Officer; and Geoffrey R. Hopkins, Senior Vice President and Senior Commercial Lender. Each agreement provides that, if the officer’s employment is terminated without cause or voluntarily after suffering a “termination event,” such as a reduction in salary, diminution in title, duties or responsibilities, or an office relocation, within 12 months of a Change in Control, he or she will be entitled to a Change in Control payment equal to 299% of his or her “base amount” as defined by Section 280G of the Internal Revenue Code. At December 31, 2008, the approximate value of the lump sum payment that would have been payable to each of these officers upon the occurrence of a Change in Control followed by a termination event would have been as follows:

Freda H. Gore	$296,432
David A. Godwin	309,471
Richard C. Norris	304,703
Kim T. Hutchens	268,150
J. Daniel Hardy, Jr.	415,304
Geoffrey R. Hopkins	279,059

Supplemental Executive Retirement Plans. The Company entered into Supplemental Executive Retirement Plans with each of Messrs. Graham, Godwin, Hutchens, Norris, Hopkins and Ms. Gore. The plan provides that officers serving until their normal retirement age, 65, shall receive a retirement benefit of $130,000 per year (less applicable social security payments), in the case of Mr. Graham, and $80,000 per year (less applicable social security payments), in the case of Ms. Gore and Messrs. Godwin, Hutchens and Norris, for life commencing upon their attainment of age 65. In the event they retire from the Company prior to age 65, they are entitled to receive reduced retirement benefits, based on years served, for the remainder of their lives. In the event the officer dies while there is a balance accrued for such officer, the officer’s beneficiaries shall be paid in a single lump sum the officer’s age 65 accrual balance or the net at risk, whichever is lower. In the event, the officer’s employment is terminated due to a disability, the officer will be paid in a single lump sum after attaining his or her normal retirement age the balance accrued for the officer as of the date of the disability. For Ms. Gore and Messrs. Hutchens and Norris, they would each be entitled to receive, in a single lump sum payment, an amount equal to their normal retirement age benefit, $80,000 per year for life, without discount for the time value of money, if they resign from the Company for Good Reason within two years following a Change in Control. The officers would have Good Reason to resign if their salaries are reduced, they are assigned duties that are inconsistent with their position, authority and duties prior to the Change in Control or if they suffer a diminution in their position, authority or duties or they are assigned to an office or location outside of Whiteville, North Carolina. For Messrs. Graham and Godwin, they would be entitled to receive, in a single lump sum payment, an amount equal to their normal retirement age benefit, $130,000 per year for life for Mr. Graham and $80,000 per year for life for Mr. Godwin, without discount for the time value of money, upon the occurrence of a Change in Control. Each of Messrs. Graham and Godwin will receive a tax gross-up of this Change in Control benefit to compensate him for excise taxes owing under Section 280G of the Internal Revenue Code. In the event these Change in Control benefits are contested following a Change in Control, each of Messrs. Graham and Godwin is entitled to receive legal fee reimbursements up to $500,000. In the event any officer is terminated with cause, no payments shall be made and the agreement shall automatically terminate. At December 31, 2008, the value of the lump sum payment that would have been payable to each of Messrs. Graham and Godwin upon the occurrence of a Change in Control would have been approximately $1,177,739 and $692,240, respectively. At December 31, 2008, the value of the lump sum payment that would have been payable to each of Ms. Gore and Messrs. Hutchens, Norris, and Hopkins upon the occurrence of a Change in Control followed by a resignation for Good Reason would have been approximately $783,594, $692,240, $692,240, and $823,599, respectively.

The aggregate Change in Control benefit that could be payable to each of these officers under all scenarios described above, would be approximately as follows:

James G. Graham	$1,856,436
Freda H. Gore	1,080,026
David A. Godwin	1,001,711
Richard C. Norris	996,943
Kim T. Hutchens	960,390
J. Daniel Hardy, Jr.	415,304
Geoffrey R. Hopkins	1,102,658

Bank Owned Life Insurance. In 2004, the Bank purchased life insurance policies on certain of its directors and key employees, including Mr. Graham, Ms. Gore, Mr. Godwin and certain of the Company’s directors. The policies were purchased with one-time premiums paid during the fiscal year ended December 31, 2004. The Bank purchased additional policies on certain directors and key employees during 2007, with one-time premiums paid during the fiscal year ended December 31, 2007. Benefits under the policies are governed by split-dollar arrangements, which provide that the majority of the death benefit will be paid to the Bank with the remaining percentage paid to the insured (typically 30-40% of the total benefit). The policies were purchased primarily as a Bank asset, with the secondary purpose of providing benefits to the insured directors and key employees. The Bank purchased additional policies during 2008, with one-time premiums paid during the fiscal year ended December 31, 2008. Benefits under these policies are not governed by split-dollar arrangements.

Indebtedness of and Transactions with Management

The Company has had, and expects to have in the future, banking transactions in the ordinary course of business with certain of its current directors, nominees for director, executive officers and their associates. All loans included in such transactions have been, and will continue to be, made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time such loans were made for comparable transactions with other persons not related to the lender, and will not involve more than the normal risk of collectibility or present other unfavorable features.

Loans made by the Bank to directors and executive officers are subject to the requirements of Regulation O of the Board of Governors of the Federal Reserve System. Regulation O requires, among other things, prior approval of the Board of Directors with any “interested director” not participating, dollar limitations on amounts of certain loans and prohibits any favorable treatment being extended to any director or executive officer in any of the Bank’s lending matters. To the best knowledge of the management of the Company and the Bank, Regulation O has been complied with in its entirety.

Beneficial Ownership of Voting Securities

As of October 12, 2009, no shareholder known to management owned more than 5% of the Company’s common stock. As of October 12, 2009, the beneficial ownership of the Company’s common stock, by directors and executive officers individually, and by directors and executive officers as a group, was as follows:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)(3)		Percent of Class(4)
Neil Carmichael Bender, II Wilmington, NC	16,509	(5)	*
Murchison B. Biggs Lumberton, NC	44,807		*
Brian D. Campbell Elizabethtown, NC	4,739		*
Dr. Maudie M. Davis Tabor City, NC	53,363		*
Crawford Monroe Enzor, III Shallotte, NC	95,248		1.71
David A. Godwin Whiteville, NC	11,000		*
Freda H. Gore Whiteville, NC	26,591	(6)	*
James G. Graham Whiteville, NC	178,480		3.21
J. Daniel Hardy Sunset Beach, NC	4,200		*
James E. Hill, Jr. Whiteville, NC	75,605	(7)	1.36
Geoffrey R. Hopkins Chadbourn, NC	9,863		*
Kim T. Hutchens Whiteville, NC	15,511		*
Richard C. Norris Whiteville, NC	21,212		*
Alan W. Thompson Whiteville, NC	123,178	(8)	2.21
R. Dale Ward Whiteville, NC	124,079	(9)	2.23
J. Densil Worthington Chadbourn, NC	155,185	(10)	2.79
All Nominees, Directors and Executive Officers as a group (16 persons)	1,034,829	(11)	18.07

*	Less than 1 % of the total shares outstanding.

(1)	Except as otherwise noted, to the best knowledge of the Company’s management, the above individuals and group exercise sole voting and investment power with respect to all shares shown as beneficially owned other than the following shares as to which such powers are shared: Ms. Gore—15,483 shares; Mr. Graham —6,924 shares; and Mr. Hill—9,504 shares.

(2)	Included in the beneficial ownership tabulations are the following options to purchase shares of common stock of the Company exercisable within 60 days of October 12, 2009: Mr. Biggs—11,220 shares; Dr. Davis —11,220 shares; Mr. Enzor—11,220 shares; Mr. Godwin—11,000 shares; Ms. Gore—11,000 shares; Mr. Graham—11,220 shares; Mr. Hardy—2,200 shares; Mr. Hill—11,220 shares; Mr. Hopkins—9,517 shares; Mr. Hutchens—15,500 shares; Mr. Norris—18,920 shares; Mr. Thompson—11,220 shares; Mr. Ward—11,220 shares; and Mr. Worthington—11,220 shares.

(3)	Included in the beneficial ownership tabulations are the following warrants to purchase shares of common stock of the Company exercisable within 60 days of October 12, 2009: Mr. Biggs—2,500 shares; Mr. Enzor—2,750 shares; Ms. Gore—19 shares (held as custodian for her children); Mr. Norris—981 shares; Mr. Thompson—550 shares; Mr. Ward—4,400 shares; and Mr. Worthington—6,600 shares.

(4)	The calculation of the percentage of class beneficially owned by each individual and the group is based, in each case, on the sum of (1) 5,551,182 outstanding shares of common stock; and (2) options and warrants to purchase common stock capable of being exercised by the individual or group within 60 days of October 12, 2009.

(5)	Includes 1,130 shares owned by Mr. Bender’s spouse.

(6)	Includes 89 shares and 19 warrants held by Ms. Gore as custodian for her children.

(7)	Includes 453 shares held by Mr. Hill as custodian.

(8)	Includes 7,150 shares held by Mr. Thompson as custodian for his children and 22,746 shares owned by Mr. Thompson’s spouse.

(9)	Includes 832 shares held by Mr. Ward as custodian for his child.

(10)	Includes 12,513 shares held by Mr. Worthington as custodian for his child and 26,511 other shares with respect to which Mr. Worthington exercises voting control.

(11)	Includes 75,259 shares held in the Company’s 401(k) Plan with respect to which the Company’s Chief Financial Officer exercises voting power.

SUPERVISION AND REGULATION

Both Waccamaw Bankshares, Inc. and Waccamaw Bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Beginning with the enactment of the Financial Institutions Reform Recovery and Enforcement Act in 1989 and followed by the FDIC Improvement Act in 1991 and the Gramm-Leach-Bliley Act in 1999, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes continue to be proposed. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

Regulation of Waccamaw Bankshares, Inc.

Federal Regulation. The company is subject to examination, regulation and periodic reporting under the Bank Holding Company Act of 1956, as administered by the Federal Reserve Board. The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies on a consolidated basis.

We are required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval is required before we may acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, we would, directly or indirectly, own or control more than 5.00% of any class of voting shares of such bank or bank holding company.

Our merger or consolidation with another bank, acquisition of assets of another bank, or assumption of liability to pay any deposits of another bank, requires the prior written approval of the primary federal bank regulatory agency of the acquiring or surviving bank under the federal Bank Merger Act. The decision is based upon a consideration of statutory factors similar to those contained in the Bank Holding Company Act. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve Board under the Bank Holding Company Act and the North Carolina Banking Commission may be required.

We are required to give the Federal Reserve Board prior written notice of any purchase or redemption of our outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10.00% or more of our consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. Such notice and approval is not required for a bank holding company that would be treated as “well capitalized” under applicable regulations of the Federal Reserve Board, that has received a composite “1” or “2” rating at its most recent bank holding company inspection by the Federal Reserve Board, and that is not the subject of any unresolved supervisory issues.

Our status as a registered bank holding company under the Bank Holding Company Act does not exempt us from certain federal and state laws and regulations generally applicable to corporations, including, without limitation, certain provisions of the federal securities laws.

In addition, a bank holding company is generally prohibited from engaging in, or acquiring 5.00% or more of any class of voting securities of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking as to be a proper incident thereto are:

•	making or servicing loans;

•	performing certain data processing services;

•	providing discount brokerage services;

•	acting as fiduciary or as an investment or financial advisor;

•	leasing personal or real property;

•	making investments in corporations or projects designed primarily to promote community welfare; and

•	acquiring a savings and loan association.

In evaluating a written notice of any acquisition, the Federal Reserve Board will consider various factors, including, among others, the financial and managerial resources of the notifying bank holding company and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. The required notice period may be extended by the Federal Reserve Board under certain circumstances, including a notice of acquisition of a company engaged in activities not previously approved by regulation of the Federal Reserve Board. If such a proposed acquisition is not disapproved or subjected to conditions by the Federal Reserve Board within the applicable notice period, it is deemed approved by the Federal Reserve Board.

With the passage of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (the “Modernization Act”), which became effective on March 11, 2000, the types of activities in which a bank holding company may engage were significantly expanded. Subject to various limitations, the Modernization Act generally permits a bank holding company to elect to become a “financial holding company.” A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are “financial in nature.” In addition to traditional lending activities, the following activities are deemed “financial in nature”: securities underwriting, dealing in or making a market in securities, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, certain merchant banking activities and activities that the Federal Reserve Board considers to be closely related to banking.

A bank holding company may become a financial holding company under the Modernization Act if each of its subsidiary banks is “well capitalized” under the FDIC Improvement Act’s “prompt corrective action provisions,” is well managed and has at least a satisfactory rating under the Community Reinvestment Act. In addition, the bank holding company must file a declaration with the Federal Reserve Board that the bank holding company wishes to become a financial holding company. A bank holding company that falls out of compliance with these requirements may be required to cease engaging in some of its activities. We have elected to become a financial holding company.

Capital Requirements. The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses. There are two measures of capital adequacy: a risk-based measure and a leverage measure. All capital standards must be satisfied for an institution to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratio represents capital as a percentage of total risk-weighted assets and off-balance sheet items. The minimum requirement for a bank holding company’s ratio of capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.00%. At least half of the qualifying total capital must be composed of Tier 1 capital, which includes common equity, retained earnings and a limited amount of qualifying perpetual preferred stock, less goodwill and certain other intangibles. The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves (Tier 2 capital).

The Federal Reserve Board also requires bank holding companies to maintain a minimum “leverage ratio.” This leverage ratio of Tier 1 capital to adjusted average assets is equal to 3.00% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies are required to maintain a minimum leverage ratio of at least 4.00% to 5.00%.

The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

Source of Strength for Subsidiaries. Bank holding companies are required to serve as a source of financial strength for their depository institution subsidiaries, and, if their depository institution subsidiaries become undercapitalized, bank holding companies may be required to guarantee the subsidiaries’ compliance with capital restoration plans filed with their bank regulators, subject to certain limits.

Dividends. As a bank holding company that does not, as an entity, currently engage in separate business activities of a material nature, our ability to pay cash dividends depends upon the cash dividends we receive from the bank. At present, our only sources of income are cash dividends paid by the bank and interest earned on any investment securities we hold. We must pay all of our operating expenses from funds we receive from the bank. Therefore, shareholders may receive cash dividends from us only to the extent that funds are available after payment of our operating expenses and only in the event that our board decides to declare a dividend. In addition, the Federal Reserve Board generally prohibits bank holding companies from paying cash dividends except out of operating earnings where the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition. We expect that, for the foreseeable future, any cash dividends paid by the bank to us will likely be limited to amounts needed to pay any separate expenses or to make required payments on our debt obligations, including the interest payments on our junior subordinated debt.

Restrictions on Transactions with Affiliates

Both we and the bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10.00% of a bank’s capital and surplus and, as to all affiliates combined, to 20.00% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The bank must also comply with other provisions designed to avoid the taking of low-quality assets.

We and the bank also are subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The bank is also subject to restrictions on extensions of credit to their executive officers, directors, principal shareholders and their related interests. These extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would also apply to guarantees of capital plans under the FDIC Improvement Act.

We cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect of such legislation or regulations on our operations.

Regulation of Waccamaw Bank

The bank is extensively regulated under both federal and state law. Generally, these laws and regulations are intended to protect depositors and borrowers, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on our business.

State Law. The bank is subject to extensive supervision and regulation by the Office of the North Carolina Commissioner of Banks. The commissioner oversees state laws that set specific requirements for bank capital and regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The commissioner supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and banks are required to make regular reports to the commissioner describing in detail their resources, assets, liabilities and financial condition. Among other things, the commissioner regulates mergers and consolidations of state-chartered banks, the payment of cash dividends, loans to officers and directors, record keeping, types and amounts of loans and investments and the establishment of branches.

Interstate Branching. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act, the Federal Reserve Board may approve bank holding company acquisitions of banks in other states, subject to certain aging and deposit concentration limits. at June 1, 1997, banks in one state may merge with banks in another state, unless the other state has chosen not to implement this section of the Riegle-Neal Act. These mergers are also subject to similar aging and deposit concentration limits.

North Carolina “opted-in” to the provisions of the Riegle-Neal Act. Since July 1, 1995, an out-of-state bank that did not already maintain a branch in North Carolina was permitted to establish and maintain a de novo branch in North Carolina, or to acquire a branch in North Carolina, if the laws of the home state of the out-of-state bank permit North Carolina banks to engage in the same activities in that state under substantially the same terms as permitted by North Carolina. Also, North Carolina banks may merge with out-of-state banks, and an out-of-state bank resulting from such an interstate merger transaction may maintain and operate the branches in North Carolina of a merged North Carolina bank, if the laws of the home state of the out-of-state bank involved in the interstate merger transaction permit interstate merger. The overall effect of this legislation has been to increase competition in the banking industry in North Carolina.

Deposit Insurance. As a member institution of the FDIC, the bank’s deposits are insured through the FDIC’s Deposit Insurance Fund up to a per depositor maximum of $250,000, and each member institution is required to pay semi-annual deposit insurance premium assessments to the FDIC. Because the bank’s deposits are insured by the FDIC to the maximum extent provided by law, it is also subject to certain FDIC regulations. The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assesses higher rates on those institutions that pose greater risks to the Deposit Insurance Fund. The FDIC places each institution in one of four risk categories using a two-step process based first on capital ratios (the capital group assignment) and then on other relevant information (the supervisory group assignment). Within the lower risk category, Risk Category I, rates will vary based on each institution’s CAMELS component ratings, certain financial ratios, and long-term debt issuer ratings.

Capital group assignments are made quarterly and an institution is assigned to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal banking regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessment rates are determined by the FDIC and for the period effective January 1, 2009 through March 31, 2009 (payment dated June 30, 2009 based on March 31, 2009 data) range from 12 to 14 basis points for the healthiest institutions (Risk Category I) to 50 basis points of assessable deposits for the riskiest (Risk Category IV).

Effective April 1, 2009, the FDIC has changed the amount and the method of calculation for insured institutions’ total base assessment rate. This change becomes effective for the assessment payment dated September 30, 2009, which will be based on June 30, 2009 data. All institutions, depending on their assigned Risk Category, begin with a specific initial base assessment rate. For non-Risk Category I institutions, the initial base assessment rate is fixed as follows: Risk Category II (22 basis points), Risk Category III (32 basis points), and Risk Category IV (45 basis points). For Risk Category I institutions, the initial base assessment rate varies within a range of 12-16 basis points, depending on the institutions perceived risk calculated based off of a combination of the institutions’ supervisory ratings with several other risk measures.

Effective April 1, 2009, regardless of an institution’s Risk Category, the initial base assessment rate will be subject to further adjustments in order to determine the institution’s total base assessment rate. In calculating an institution’s total base assessment rate, the FDIC has introduced three adjustments that could be made to an institution’s initial base assessment rate: (1) a potential decrease for long-term unsecured debt, including senior and subordinated debt and, for small institutions, a portion of Tier 1 capital; (2) a potential increase for secured liabilities above a threshold amount; and (3) for non-Risk Category I institutions, a potential increase for brokered deposits above a threshold amount. With these potential adjustments, the new total base assessment rates will range from seven to 24 basis points for the healthiest institutions (Risk Category I) to 43 to 77.5 basis points of assessable deposits for the riskiest (Risk Category IV).

Under the changes effective April 1, 2009, an institution’s concentration of brokered deposits is accorded more weight in determining its total base assessment rate. For non-Risk Category I institutions, if an insured institution has a ratio of brokered deposits to domestic deposits (including reciprocal deposits) greater than 10 percent, then its assessment rate will be subject to an adjustment. The adjustment will be determined by multiplying 25 basis points times the difference between an institution’s ratio of brokered deposits to domestic deposits and 0.10. However, the adjustment will never be more than 10 basis points. For purposes of illustration only, if an institution’s ratio was 0.40, then the adjustment would be calculated by multiplying 25 by (0.40 - 0.10), which would result in a 7.5 basis point adjustment (i.e. increase in total base assessment rate).

While Risk Category I institutions are not subject to this potential brokered deposit adjustment when moving from an initial assessment rate to a total base assessment rate, brokered deposits may be relevant to Risk Category I institutions when the initial base assessment rate itself is calculated. As discussed above, the Category I institutions’ initial base assessment rate varies from 12-16 points depending on a number of risk variables and calculations. Effective April 1, 2009, the FDIC has also modified the financial ratio method used to calculate the initial base assessment rate for most Risk Category I institutions. Specifically, the FDIC added an adjusted brokered deposit ratio, which will measure the extent to which brokered deposits are funding rapid asset growth. The adjusted brokered deposit ratio, however, will affect only those established Risk Category I institutions whose total gross assets are more than 40 percent greater than they were four years previously, after adjusting for mergers and acquisitions. If an institution meets that threshold, then an adjustment to the Category I institution’s initial base assessment may be made if its brokered deposits (less reciprocal deposits) make up more than 10 percent of its domestic deposits. Finally, in addition to adding the adjusted brokered deposit ratio, the FDIC revised the large bank method for a large Risk Category I institution with long-term debt issuer ratings. Further details of those revisions are available from the FDIC website, www.fdic.gov.

On May 22, 2009, the FDIC approved a special assessment on insured institutions as part of the agency’s efforts to rebuild the Deposit Insurance Fund (DIF) and help maintain public confidence in the banking system. The final rule established a special assessment of five basis points on each FDIC-insured depository institution’s assets, minus its Tier 1 capital, as of June 30, 2009. This special assessment is capped, however, at 10 basis points times the institution’s assessment base for the second quarter of 2009 risk based assessment. The special assessment will be collected September 30, 2009. While this initial special assessment is less than what many insured depository institutions projected under the FDIC’s original proposed amendments, the FDIC has cautioned that an additional special assessment of up to five basis points is probable in the latter half of 2009, but the amount of such assessment is uncertain. The FDIC Board may vote to impose such an additional special assessment if the FDIC estimates that the DIF reserve ratio will fall to a level that the Board believes would adversely affect public confidence or to a level that will be close to or below zero. As of now, any additional special assessment will be similarly capped at 10 basis points times the institution’s assessment base for the corresponding quarter’s risk based assessment. An additional special assessment, if implemented, could have a significant impact on the results of the operations of the bank for 2009.

The FDIC is authorized to set the reserve ratio for the DIF annually at between 1.15% and 1.5% of estimated insured deposits, in contrast to the statutorily fixed ratio of 1.25% under the old system. The ratio, which is viewed by the FDIC as the level that the funds should achieve, has been established by the agency at 1.25% for 2009. The Reform Act also provided for the possibility that the FDIC may pay dividends to insured institutions once the DIF reserve ratio equals or exceeds 1.35% of estimated insured deposits.

Capital Requirements. The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization’s operations for both transactions reported on the balance sheet as assets and for transactions, such as letters of credit, and recourse arrangements, which are recorded as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages which range from 0.00% for assets with low credit risk, such as certain U.S. Treasury securities, to 100.00% for assets with relatively high credit risk, such as business loans.

A banking organization’s risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. “Tier 1,” or core capital, includes common equity, qualifying noncumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. “Tier 2,” or supplementary capital, includes, among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital ratio guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4.00% and a ratio of total capital to risk-weighted assets of at least 8.00%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. At September 30, 2009, the bank was classified as “well capitalized” with a Tier 1 leverage capital ratio of 7.70% and a total risk-based capital ratio of 12.10%.

The federal banking agencies have adopted regulations specifying that they will include, in their evaluations of a bank’s capital adequacy, an assessment of the bank’s interest rate risk exposure. The standards for measuring the adequacy and effectiveness of a banking organization’s interest rate risk management include a measurement of Board of Directors and senior management oversight, and a determination of whether a banking organization’s procedures for comprehensive risk management are appropriate for the circumstances of the specific banking organization.

Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay cash dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as the measures described under the “Federal Deposit Insurance Corporation Improvement Act of 1991” below, as applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the bank to grow and could restrict the amount of profits, if any, available for the payment of cash dividends to the shareholders.

Federal Deposit Insurance Corporation Improvement Act of 1991. In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991, which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. The FDIC Improvement Act provides for, among other things:

•	publicly available annual financial condition and management reports for certain financial institutions, including audits by independent accountants;

•	the establishment of uniform accounting standards by federal banking agencies;

•

the establishment of a “prompt corrective action” system of regulatory supervision and intervention, based on capitalization levels, with greater scrutiny and restrictions placed on depository institutions with lower levels of capital;

•	additional grounds for the appointment of a conservator or receiver; and

•	restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements.

The FDIC Improvement Act also provides for increased funding of the FDIC insurance funds and the implementation of risk-based premiums.

A central feature of the FDIC Improvement Act is the requirement that the federal banking agencies take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. Pursuant to the FDIC Improvement Act, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

The FDIC Improvement Act provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions that fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. The FDIC Improvement Act also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001. On October 26, 2001, the USA PATRIOT Act of 2001 was enacted. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, which sets forth anti-money laundering measures affecting insured depository institutions, broker-dealers and other financial institutions. The Act imposes standards for verifying customer identification at account opening; rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; reports by non-financial trades and businesses filed with the Treasury Department’s Financial Crime Enforcement Network for transactions exceeding $10,000; and filing suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws or regulations; and requires enhanced due diligence requirements for financial institutions that administer, maintain or manage private bank accounts or correspondent accounts for foreign persons.

The federal financial institution regulators have promulgated rules and regulations implementing the Act which: prohibit U.S. correspondent accounts with foreign banks that have no physical presence in any jurisdiction; require financial institutions to maintain certain records for correspondent accounts of foreign banks; require financial institutions to produce certain records relating to anti-money laundering compliance upon request of the appropriate federal banking agency; require due diligence with respect to private banking and correspondent banking accounts; facilitate information sharing between government and financial institutions; require verification of customer identification; and require financial institutions to have in place an anti-money laundering program.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal bank regulators shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank. Additionally, the bank must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Allowance for Loan and Lease Losses. The Allowance for Loan and Lease Losses (the “ALLL”) represents one of the most significant estimates in the bank’s financial statements and regulatory reports. Because of its significance, the bank has developed a system by which it develops, maintains and documents a comprehensive, systematic and consistently applied process for determining the amounts of the ALLL and the provision for loan and lease losses. The Interagency Policy Statement on the Allowance for Loan and Lease Losses, issued on December 13, 2006, encourages all banks to ensure controls are in place to consistently determine the ALLL in accordance with GAAP, the bank’s stated policies and procedures, management’s best judgment and relevant supervisory guidance. Consistent with supervisory guidance, the bank maintains a prudent and conservative, but not excessive, ALLL, that is at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. The bank’s estimate of credit losses reflects consideration of all significant factors that affect the collectability of the portfolio at the evaluation date.

Dividends. The cash dividends that may be paid by the bank are subject to legal limitations. In accordance with North Carolina banking law, cash dividends may not be paid unless the bank’s capital surplus is at least 50.00% of its paid-in capital. Cash dividends may only be paid out of retained earnings.

Commercial Real Estate Lending. The bank’s lending operations may be subject to enhanced scrutiny by federal banking regulators based on its concentration of commercial real estate loans. On December 6, 2006, the federal banking regulators issued final guidance to remind financial institutions of the risk posed by commercial real estate (“CRE”) lending concentrations. CRE loans generally include land development, construction loans and loans secured by multifamily property, and non-farm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property.

Other Regulations. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•

Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identify theft protections, and certain credit and other disclosures;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•

Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended by the Service members’ Civil Relief Act, governing the repayment terms of, and property rights underlying, secured obligations of persons currently on active duty with the United States military;

•

Talent Amendment in the 2007 Defense Authorization Act, establishing a 36.00% annual percentage rate ceiling, which includes a variety of charges including late fees, for consumer loans to military service members and their dependents; and

•	Rules and regulations of the various federal banking regulators charged with the responsibility of implementing these federal laws.

The bank’s deposit operations are subject to federal laws applicable to depository accounts, such as the:

•	Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenat financial records;

•

Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	Rules and regulations of the various federal banking regulators charged with the responsibility of implementing these federal laws.

Effect of Governmental Monetary Policies. The bank’s earnings are affected by domestic economic conditions and the monetary and fiscal policies of the U.S. government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of U.S. government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. Neither we nor the bank can predict the nature or impact of future changes in monetary and fiscal policies.

Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

DESCRIPTION OF OUR SECURITIES

The following is a summary of the material provisions of our Articles of Incorporation and Bylaws, as well as the material provisions of the terms of our series B preferred stock.

General

Our Articles of Incorporation authorize the issuance of 26,000,000 shares of capital stock to be divided between 25,000,000 shares of common stock, no par value per share of which there were 5,551,182 shares outstanding on October 12, 2009, and 1,000,000 shares of preferred stock with such rights, preferences and privileges as the Board of Directors shall determine. On September 21, 2006, the Board of Directors established out of the 1,000,000 shares of preferred stock authorized, a series of 400,000 shares of preferred stock, no par value per share, entitled series A convertible preferred stock. On October 12, 2009, there were 550 shares of series A convertible preferred stock outstanding.

Upon completion of the offering, assuming all shares being offered are purchased, there will be 400,000 shares of series B preferred stock outstanding (460,000 shares if we exercise our option to increase the size of the public offering). Up to an additional 317,288 shares of common stock will be issuable upon exercise of outstanding stock options granted under our stock option plans, and 296,889 shares are issuable upon the exercise of warrants sold in a rights offering and a private placement in 2006.

Preferred Stock

Our authorized preferred stock is available for issuance from time to time at the discretion of the Board of Directors without shareholder approval. The Board of Directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

Series A Convertible Preferred Stock. The Board of Directors has established out of the authorized preferred stock a series of preferred stock entitled series A convertible preferred stock. Our series A preferred stock is a single series consisting of 400,000 shares of preferred stock. The holders of our series A preferred stock have no preemptive rights. All of the shares of our series A preferred stock are fully paid and non-assessable. Our series A preferred stock ranks senior to all of our now outstanding common stock and common stock that we may issue in the future as to distribution of assets upon our dissolution, our liquidation, or the winding up of our affairs. The series A preferred stock will rank pari passu with the series B preferred stock, but junior to our outstanding subordinated debt securities.

At any time after one year and one day from the date a shareholder is first issued shares of our series A preferred stock, the shareholder may elect to convert the shares of series A preferred stock into shares of our common stock on a one-for-one basis (adjusted for stock dividends). In the event a shareholder wishes to convert shares of series A preferred stock into common stock, the shareholder must provide us with a written notice of their intent to convert. Upon receipt of the written notice, we will issue a number of shares of our authorized but unissued shares of no par value common stock equal to the number of shares of series A preferred stock being converted.

We do not anticipate paying any cash dividends on the series A preferred stock. We may consider paying stock dividends on our series A preferred stock in a manner similar to our payment of stock dividends on our common stock. See “Dividend Policy” on page 29 of this prospectus.

The holders of our series A preferred stock are not entitled to any voting rights, except as required by applicable state law.

In the event state law would require a vote of the holders of our series A preferred stock before the company could take or refrain from taking any particular corporate action, the company, in its sole discretion, may convert the outstanding shares of series A preferred stock into shares of the company’s common stock on a one-for-one basis (adjusted for stock dividends) upon at least 15 days and not more than 60 days notice to the holders of the series A preferred stock on the date as determined by the Board of Directors for such purpose.

The holders of the series A preferred stock may, at their sole election, convert their shares of series A preferred stock into shares of the company’s common stock one year and one day after the series A preferred stock being so converted was first issued.

Series B Convertible Preferred Stock. The Board of Directors will establish out of the authorized preferred stock a series of preferred stock entitled series B convertible preferred stock. The holders of our series B preferred stock will have no preemptive rights. All of the shares of our series B preferred stock will be fully paid and nonassessable when issued. Our series B preferred stock will rank senior to all of our now outstanding common stock and common stock that we may issue in the future as to distribution of assets upon our dissolution, our liquidation, or the winding up of our affairs. The series B preferred stock will rank pari passu with our existing series A preferred stock, but junior to our outstanding subordinated debt securities. Each share of our series B preferred stock automatically converts to              shares of our common stock on the third anniversary of the issuance of the shares of series B preferred stock. If the conversion rate of the series B preferred stock sold in the public offering is more than eight shares of common stock for every share of series B preferred stock, then the shares purchased by subscribers in the rights offering will carry the higher conversion rate. But if the conversion rate of the preferred stock sold in the public offering is less than eight shares of common stock for each share of preferred stock, then the shares purchased by subscribers in the rights offering will continue to carry a conversion rate of eight shares of common stock for each share of preferred stock.

In the event state law would require a vote of the holders of our series B preferred stock before the company could take or refrain from taking any particular corporate action, the company, in its sole discretion, may convert the outstanding shares of series B preferred stock into shares of the company’s common stock upon at least 15 days and not more than 60 days notice to the holders of the series B preferred stock on the date as determined by the Board of Directors for such purpose.

The series B preferred stock pays a fixed rate dividend of     % per annum, if, as, and when declared by the Board of Directors out of funds legally available therefor. Shares are being sold to subscribers in the rights offering with a dividend rate of 6%. In the event the dividend rate on the shares sold to the public is higher than 6%, the shares purchased by subscribers in the rights offering will carry the higher rate. We currently anticipate that dividends will be payable quarterly, with the first payment due no less than ninety days after the issuance of the series B preferred stock. Dividends are payable at the discretion of the board of directors. If a dividend is not paid in a particular quarter or quarters, dividends will not accrue for the benefit of holders of the series B preferred stock.

The holders of our series B preferred stock will not be entitled to any voting rights, except as required by applicable state law.

No action will be required on the part of the shareholder or the company to effect the conversion of each share of series B preferred stock into              shares of the company’s common stock.

We intend to apply to have the series B preferred stock listed for trading on the NASDAQ Global Market after the closing of the offering, but cannot assure you that NASDAQ will approve the application.

Common Stock

Dividend Rights. As a North Carolina corporation, we are not directly subject to the restrictions on the payment of cash dividends applicable to Waccamaw Bank. Holders of shares of our common stock are entitled to receive such cash dividends as the Board of Directors may declare out of funds legally available therefor. However, our payment of cash dividends will be subject to the restrictions of North Carolina law applicable to the declaration of cash dividends by a business corporation. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights. Our ability to pay cash dividends to the holders of shares of our common stock is, at the present time and for the foreseeable future, largely dependent upon the amount of cash dividends that Waccamaw Bank pays to us.

Voting Rights. Each share of our common stock entitles the holder thereof to one vote on all matters upon which stockholders have the right to vote. In addition, the Board of Directors will be classified into three groups so that approximately one-third of the directors will be elected each year. Our stockholders are not entitled to cumulate their votes for the election of directors.

Assessment and Redemption. Our common stock is not subject to redemption or any sinking fund as all outstanding shares are fully paid and non-assessable.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of our affairs, the holders of shares of our common stock are entitled to receive, after payment of all debts and liabilities and any liquidation preferences on such preferred stock as may be outstanding at such time, all of our remaining assets available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of Waccamaw Bank, we, as the sole shareholder of such bank’s common stock, would be entitled to receive all remaining assets of the bank available for distribution in cash or in kind after payment of all debts and liabilities of the bank including all deposits and accrued interest on deposits.

Preemptive Rights; Redemption. Holders of shares of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to call or redemption.

Trust Preferred Securities

In December 2003, we privately issued $8.0 million aggregate liquidation amount of floating rate trust preferred securities through Waccamaw Statutory Trust I, which was formed for the sole purpose of issuing the securities. We may redeem these securities at our option with prior regulatory approval.

In July 2008, we privately issued $4.0 million aggregate liquidation amount of floating rate trust preferred securities through Waccamaw Statutory Trust II. These trust preferred securities must be redeemed on October 1, 2038, and may be redeemed prior to that date in certain circumstances. The principal reason for issuing these securities was that the proceeds from their sale qualifies as Tier 1 capital for regulatory capital purposes (subject to certain limitations), thereby enabling us to enhance our regulatory capital positions without diluting the ownership of our stockholders.

Dividends paid to holders of the trust preferred securities are recorded as interest expense and are deductible for income tax purposes. We have fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. Our obligations under the guarantees are unsecured and subordinate to senior and subordinated indebtedness, but are senior to our common and preferred stock.

Authorized But Unissued Shares

North Carolina law does not require stockholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Our Board of Directors has the authority, without any vote or action by our stockholders to issue additional series of preferred stock with such preferences, limitations and relative rights as may be fixed by resolution of our Board.

Certain Articles and Bylaws Provisions Having Potential Anti-Takeover Effects

General. The following is a summary of the material provisions of our Articles of Incorporation and Bylaws that address matters of corporate governance and the rights of stockholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders. All references to the Articles of Incorporation and Bylaws are to Waccamaw Bankshares, Inc.’s Articles of Incorporation and Bylaws in effect as of the date of this prospectus.

Classification of the Board of Directors. The Bylaws provide for a number of directors to be not less than five (5) nor more than sixteen (16) with the Board divided into three classes in as nearly equal numbers as possible. Each director serves for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which the director was elected (except for certain initial directors whose terms may be shorter than three years as necessary to effect the classification process). A director elected to fill a vacancy serves only until the next meeting of stockholders at which directors are elected. Approximately one-third of its members are elected each year, and two annual meetings are required for our stockholders to change a majority of the members constituting the Board.

Removal of Directors; Filling Vacancies. Our bylaws provide that shareholders may remove one or more of the directors with or without cause by a vote of shareholders whenever the number of votes cast in favor of removal of the director exceeds the number of votes cast against such removal. A director may not be removed by the shareholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director. Vacancies occurring in the Board of Directors may be filled by the stockholders or a majority of the remaining directors, even though less than a quorum, or by the sole remaining director. Vacancies created by an increase in the authorized number of directors shall be filled only by election at an annual or special meeting of shareholders called for that purpose.

Amendment of Bylaws. Subject to certain restrictions described below, either a majority of the Board of Directors or our stockholders may amend or repeal the bylaws. A bylaw adopted, amended or repealed by the stockholders may not be readopted, amended or repealed by the Board. Generally, our stockholders may adopt, amend, or repeal the bylaws in accordance with the North Carolina Business Corporation Act.

Other Constituents. The Board of Directors is permitted by our Articles of Incorporation to consider other constituents besides the stockholders if faced with a proposal that could cause a change in control. Such constituents are employees, depositors, customers, creditors and the communities in which we or any of our subsidiaries conduct business. Further, the Board is permitted to evaluate the competence, experience and integrity of any proposed acquiror as well as the prospects for success of such a takeover proposal.

Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called only by our President, the Chairman of the Board of Directors, the Secretary, or the Board of Directors.

Vote for Change in Control. Approval of a majority of the voting securities of Waccamaw Bankshares, Inc. is required to affect any merger, consolidation, share exchange, or sale of substantially all the assets of Waccamaw Bankshares, Inc.

Certain Provisions of North Carolina Law

We are subject to the North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act, each of which, if applicable, would hinder the ability of a third party to acquire control of Waccamaw Bankshares, Inc. and Waccamaw Bank. The Shareholder Protection Act generally requires that, unless certain “fair price” and other conditions are met, the affirmative vote of the holders of 95% of the voting shares of a corporation is necessary to adopt or authorize a business combination with any other entity, if that entity is the beneficial owner, directly or indirectly, of more than 20% of the voting shares of the company. The Control Share Act provides that any person or party who acquires “control shares” (defined as a number of shares which, when added to other shares held, gives the holder voting power in the election of directors equal to 20%, 33 1/3% or a majority of all voting power) may only vote those shares if the remaining shareholders of the corporation, by resolution, permit those shares to be voted. If the shareholders of the corporation permit the “control shares” to be accorded voting rights and the holder of the “control shares” has a majority of all voting power for the election of directors, the other shareholders of the corporation have the right to the redemption of their shares at the fair value of the shares as of the date prior to the date on which the vote was taken which gave voting rights to the “control shares.” The provisions of the Shareholder Protection Act and the Control Share Act may have the effect of discouraging a change of control by allowing minority shareholders to prevent a transaction favored by a majority of the shareholders. The primary purpose of these provisions is to encourage negotiations with our Board of Directors by groups or corporations interested in acquiring control of us.

Certain Provisions of Federal Law

The acquisition of more than ten percent (10%) of our outstanding common stock may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act of 1978. The Federal Reserve Board has also adopted a regulation pursuant to the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of a state member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to the Federal Reserve Board. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least twenty-five percent (25%) of any class of voting stock or the power to direct the management or policies of the bank or the holding company. However, under Federal Reserve Board regulations, control is presumed to exist where the acquiring party has voting control of at least ten percent (10%) of any class of voting securities if (a) the bank or holding company has a class of voting securities which is registered under Section 12 of the 1934 Act, or (b) the acquiring party would be the largest holder of a class of voting shares of the bank or the holding company. The statute and underlying regulations authorize the Federal Reserve Board to disapprove a proposed acquisition on certain specified grounds.

Prior approval of the Federal Reserve Board would be required for any acquisition of control of Waccamaw Bankshares, Inc. or Waccamaw Bank by any bank holding company under the Bank Holding Company Act of 1956 (the “BHC Act”). Control for purposes of the BHC Act would be based on, among other factors, a twenty-five percent (25%) voting stock test or on the ability of the holding company otherwise to control the election of a majority of our Board of Directors. As part of such acquisition, the acquiring company (unless already so registered) would be required to register as a bank holding company under the BHC Act.

The Securities Exchange Act of 1934 requires that a purchaser of any class of a corporation’s securities registered under the Exchange Act notify the SEC and such corporation within ten days after its purchases exceed five percent of the outstanding shares of that class of securities. This notice must disclose the background and identity of the purchaser, the source and amount of funds used for the purchase, the number of shares owned and, if the purpose of the transaction is to acquire control of the corporation, any plans to alter materially the corporation’s business or corporate structure. In addition, any tender offer to acquire a corporation’s securities is subject to the limitations and disclosure requirements of the Exchange Act.

Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Securities Registrar

The transfer agent and securities registrar for our common stock is First Shareholder Services, Raleigh, North Carolina.

Shares Eligible for Future Sale

Our articles of incorporation authorize the issuance of up to 25,000,000 shares of common stock and up to 1,000,000 shares of preferred stock. Out of the 1,000,000 shares of preferred stock, the Board of Directors has designated 400,000 shares as series A preferred stock and will designate the series B preferred stock. On October 12, 2009, there were 5,551,182 shares of common stock issued and outstanding, leaving 19,448,818 shares authorized but unissued. On October 12, 2009, there were 550 shares of series A preferred stock issued and outstanding, leaving 399,450 shares authorized but unissued.

As of October 12, 2009, the company had 296,889 warrants outstanding to purchase shares of common stock at $21.82 per share at any time until September 30, 2009. There were also outstanding options to purchase an aggregate of 317,288 shares of our common stock under the company’s stock option plans as of October 12, 2009.

All of the shares of series B preferred stock will have been registered with the SEC under the Securities Act of 1933. Therefore, all of the shares issued in the rights offering are eligible for resale without registration under the 1933 Act unless they were acquired by our directors, executive officers or other affiliates (collectively, “affiliates”). Our affiliates generally will be able to sell securities only in accordance with the limitations of Rule 144 under the 1933 Act.

PLAN OF DISTRIBUTION

We are offering 310,000 shares to our shareholders of record as of October 12, 2009 through the distribution to those shareholders of nontransferable rights to purchase one share of preferred stock for every eighteen shares of common stock each shareholder beneficially owned on such date. Each share of our Series B Mandatory Convertible     % Non-cumulative Perpetual Preferred Stock, liquidation amount $25.00 per security, is convertible into              shares of our common stock anytime after issue of the preferred stock and mandatorily convertible on the third anniversary of its date of issuance. The subscription price in the rights offering is $25.00 per share. To the extent any of the shares offered in the rights offering are available, shareholders shall be permitted to oversubscribe. If the dividend rate of the series B preferred stock sold in the public offering is higher than 6%, the shares purchased by subscribers in the rights offering will carry the higher rate. However, if the dividend rate of the preferred stock sold in the public offering is less than 6%, the shares purchased by subscribers in the rights offering will continue to carry a dividend rate of 6%. If the conversion rate of the series B preferred stock sold in the public offering is more than eight shares of common stock for every share of series B preferred stock, then the shares purchased by subscribers in the rights offering will carry the higher conversion rate. But if the conversion rate of the preferred stock sold in the public offering is less than eight shares of common stock for each share of preferred stock, then the shares purchased by subscribers in the rights offering will continue to carry a conversion rate of eight shares of common stock for each share of preferred stock.

Our selling agent, McKinnon & Company, Inc., 999 Waterside Drive, Suite 1200, Norfolk, Virginia, has agreed, subject to the terms and conditions contained in an underwriting agreement with us, to sell in a public offering, as selling agent on a best efforts basis, any shares not subscribed in the rights offering, plus an additional 90,000 shares. In addition, we may elect to increase the size of the public offering by an additional 60,000 shares. Because the public offering is on a best efforts basis, the selling agent is not obligated to purchase any shares if they are not sold to the public, and the selling agent is not required to sell any specific number or dollar amount of shares.

The selling agent has informed us that it proposes to offer the public offering shares as agent, subject to prior sale, when, as and if issued by us, in part to the public at the offering price set forth on the cover page of this prospectus and in part through certain selected dealers to customers of such selected dealers at the public offering price. Each selected dealer will receive a commission of $0.90 for each share that it sells. The selling agent reserves the right to reject any order for the purchase of shares through it, in whole or in part.

Neither the rights offering nor the public offering is contingent upon the occurrence of any event or the sale of a minimum or maximum number of shares. Funds received by the selling agent in the public offering will be deposited with and held by SunTrust Bank, Richmond, Virginia, in a non-interest bearing account until the closing of both the rights offering and the public offering. Closing of both offerings is expected to occur on or about [ — ], 2009.

The price and terms of the shares offered in the rights offering were determined by us after consultation with the selling agent and were based on a variety of factors, including:

•	our history and prospects,

•	our past and present earnings and trends of such earnings,

•	our prospects for future earnings,

•	our current performance,

•	the prospects of the banking industry in which we compete,

•	the general condition of the securities markets at the time of the offering, and

•	the prices of equity securities and equity equivalent securities of comparable companies.

The price of the shares offered in the public offering was determined by negotiations between us and the selling agent. The factors mentioned above were considered in determining the price of the shares offered.

The selling agent provides investment banking services to us from time to time in the ordinary course of business and has advised us on the structure of the rights offering. We will pay the selling agent a financial advisory/standby fee equal to 1% of the total gross proceeds of the shares sold in the rights offering (excluding $1.0 million in proceeds from sales to certain company insiders named in the underwriting agreement) and a commission equal to 6% of the total gross proceeds of the shares sold through broker-dealers in the public offering. We have agreed to indemnify the selling agent against certain civil liabilities, including liability under the Securities Act of 1933, as amended.

We will also pay our costs of both the rights offering and the public offering, which we expect to be $252,000.

INTERESTS OF NAMED EXPERTS AND COUNSEL

We have not hired or retained any experts or counsel on a contingent basis. None of the experts or counsel described below have a direct or indirect interest in Waccamaw Bankshares, Inc. or any of its subsidiaries, nor will they receive such an interest in connection with the rights offering. Furthermore, none of the experts or counsel is connected with Waccamaw Bankshares, Inc. or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer, or employee.

LEGAL MATTERS

The legality of the securities offered and certain other legal matters will be passed upon for us and the selling agent by Gaeta & Eveson, P.A., Raleigh, North Carolina.

EXPERTS

The audited consolidated financial statements of Waccamaw Bankshares, Inc. as of and for the year ended December 31, 2008, have been included herein in reliance upon the report of Dixon Hughes PLLC, an independent registered public accounting firm, included elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of Waccamaw Bankshares, Inc. as of December 31, 2007 and for each of the years in the two-year period ended December 31, 2007 have been included herein in reliance upon the report of Elliott Davis, PLLC, an independent registered public accounting firm, included elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

At your request, we will provide you, without charge, a copy of any exhibits to our registration statement incorporated by reference in this prospectus. If you want more information, write or call us at:

Waccamaw Bankshares, Inc.

P.O. Box 2009

Whiteville, North Carolina 28472-9980

(910) 641-0044

We are subject to the informational requirements of the Securities Exchange Act of 1934 and as required by the Exchange Act we file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Room, maintained by the SEC, at 100 F Street, NE, Room 1580, Washington, DC 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy statements and other information about us.

WACCAMAW BANKSHARES, INC.

WACCAMAW BANKSHARES, INC.

Consolidated Balance Sheets

September 30, 2009 and December 31, 2008

	(Unaudited) September 30, 2009	(Audited) December 31, 2008
Assets
Cash and due from banks	$7,481,102	$8,947,752
Interest-bearing deposits with banks	5,113,077	2,684,741
Federal funds sold	20,890,000	4,281,000

Total cash and cash equivalents	33,484,179	15,913,493
Investment securities, available-for-sale	86,303,949	87,402,799
Restricted equity securities	4,041,350	4,131,906
Loans, net of allowance for loan losses of $9,562,301 in 2009, and $7,187,981 in 2008	360,824,683	378,882,889
Other real estate owned	5,453,713	956,832
Property and equipment, net	17,196,786	17,597,502
Goodwill	2,727,152	2,727,152
Intangible assets, net	280,222	416,194
Accrued income	2,053,028	2,448,477
Bank owned life insurance	18,381,823	17,834,763
Other assets	7,263,235	9,138,427

Total assets	$538,010,120	$537,450,434

Liabilities and Stockholders’ Equity
Liabilities
Demand deposits	$38,515,011	$36,159,809
Interest-bearing deposits	386,263,156	382,420,080

Total deposits	424,778,167	418,579,889
Securities sold under agreements to repurchase	23,139,000	23,830,000
Other short-term borrowings	6,500,000	10,000,000
Long-term debt	40,000,000	42,500,000
Junior subordinated debentures	12,372,000	12,372,000
Accrued interest payable	1,077,885	1,328,976
Other liabilities	229,063	995,414

Total liabilities	508,096,115	509,606,279

Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock, Series A, non-cumulative, non-voting, no par value; 1,000,000 shares authorized; 7,311 and 28,184 issued and outstanding at September 30, 2009 and December 31, 2008, respectively	120,483	464,476
Common stock, no par value; 25,000,000 shares authorized; 5,544,422 and 5,523,549 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively	24,974,604	24,591,884
Retained earnings	7,670,171	8,907,591
Accumulated other comprehensive loss	(2,851,253)	(6,119,796)

Total stockholders’ equity	29,914,005	27,844,155

Total liabilities and stockholders’ equity	$538,010,120	$537,450,434

See notes to consolidated financial statements

WACCAMAW BANKSHARES, INC.

Consolidated Statements of Income

Nine-months ended September 30, 2009 and September 30, 2008 (Unaudited)

	Nine-Months Ended Sept 30, 2009	Nine-Months Ended Sept 30, 2008
Interest income
Loans and fees on loans	$15,977,468	$18,517,798
Federal funds sold	13,914	18,469
Investment securities, taxable	3,286,867	4,232,671
Investment securities, nontaxable	446,400	536,993

Total interest income	19,724,649	23,305,931

Interest expense
Deposits	7,445,004	10,357,456
Federal funds purchased and securities sold under agreements to repurchase	558,197	891,687
Short-term borrowings	253,318	270,545
Long-term borrowings	1,651,178	1,329,829

Total interest expense	9,907,697	12,849,517

Net interest income	9,816,952	10,456,414
Provision for loan losses	4,856,894	634,084

Net interest income after provision for loan losses	4,960,058	9,822,330

Non-interest income (loss)
Service charges on deposit accounts	2,263,858	1,583,581
Mortgage origination income	294,983	260,564
Income from financial services	110,423	200,240
Earnings on bank owned life insurance	547,060	406,038
Net realized gains on sale or maturity of investment securities	1,354,435	40,446
Impairment on investment securities	(2,319,476)	(1,853,572)
Other operating income	664,607	712,179

Total non-interest income	2,915,890	1,349,476

Non-interest expense
Salaries and employee benefits	5,441,093	6,176,312
Occupancy expense	1,566,101	1,449,299
Data processing	895,189	960,140
Amortization expense of intangible assets	145,471	214,052
Other expense	3,097,230	2,717,222

Total non-interest expense	11,145,084	11,517,025

Income (loss) before income taxes	(3,269,136)	(345,219)
Income tax expense (benefit)	(1,554,938)	(408,791)

Net income (loss)	$(1,714,198)	$63,572

Basic income (loss) per share	$(.31)	$.01

Diluted income (loss) per share	$(.31)	$.01

Weighted average shares outstanding	5,529,540	5,480,047

Diluted average shares outstanding	5,529,540	5,508,231

See notes to consolidated financial statements

WACCAMAW BANKSHARES, INC.

Consolidated Statements of Income

Quarter ended September 30, 2009 and September 30, 2008 (Unaudited)

	Quarter Ended Sept 30, 2009	Quarter Ended Sept 30, 2008
Interest income
Loans and fees on loans	$5,488,874	$5,845,701
Federal funds sold	11,895	9,334
Investment securities, taxable	968,742	1,438,765
Investment securities, nontaxable	141,649	179,678

Total interest income	6,611,160	7,473,478
Interest expense
Deposits	2,235,730	3,109,265
Federal funds purchased and securities sold under agreements to repurchase	187,358	254,240
Short-term borrowings	81,563	69,445
Long-term borrowings	552,413	532,401

Total interest expense	3,057,064	3,965,351

Net interest income	3,554,096	3,508,127
Provision for loan losses	1,230,048	528,084

Net interest income after provision for loan losses	2,324,048	2,980,043

Non-interest income (loss)
Service charges on deposit accounts	886,191	568,300
Mortgage origination income	91,576	91,887
Income from financial services	56,251	45,823
Earnings on bank owned life insurance	195,787	145,824
Net realized gains on sale or maturity of investment securities	483,758	—
Impairment on investment securities	(10,000)	(1,853,572)
Other operating income	100,645	244,698

Total non-interest income (loss)	1,804,208	(757,040)

Non-interest expense
Salaries and employee benefits	1,736,058	2,050,830
Occupancy expense	519,374	512,982
Data processing	250,324	337,138
Amortization expense of intangible assets	46,119	73,462
Other expense	1,289,402	908,764

Total non-interest expense	3,841,277	3,883,176

Income (loss) before income taxes	286,979	(1,660,173)
Income tax expense (benefit)	(44,059)	(743,734)

Net income (loss)	$331,038	$(916,439)

Basic income (loss) per share	$.06	$(.17)

Diluted income (loss) per share	$.06	$(.17)

Weighted average shares outstanding	5,540,833	5,523,549

Diluted average shares outstanding	5,548,564	5,523,549

See notes to consolidated financial statements

WACCAMAW BANKSHARES, INC.

Consolidated Statements of Cash Flows

Nine-months ended September 30, 2009 and September 30, 2008 (Unaudited)

	Nine-Months Ended Sept 30, 2009	Nine-Months Ended Sept 30, 2008
Cash flows from operating activities
Net income (loss)	$(1,714,198)	$63,572
Adjustments to reconcile net income (loss) to net cash provided (used) by operations:
Depreciation and amortization	704,609	727,106
Stock-based compensation	92,956	91,477
Provision for loan losses	4,856,894	634,084
Accretion of discount on securities, net of amortization of premiums	130,304	(5,442)
Gain on sale of investments	(1,354,435)	(40,446)
Impairment of investment securities	2,319,476	1,853,572
Income from bank owned life insurance	(547,060)	(406,038)
Changes in assets and liabilities:
Accrued income	395,449	146,383
Other assets	(185,660)	218,045
Accrued interest payable	(251,091)	(845,835)
Other liabilities	(766,349)	(1,451,388)

Net cash (used in) provided by operating activities	3,680,895	985,090

Cash flows from investing activities
Purchases of investment securities available-for-sale	(83,321,744)	(23,756,765)
Purchases of restricted equity securities	(62,100)	(871,200)
Principal repayments of investments available-for-sale	12,262,146	2,609,463
Net (increase) decrease in loans	8,478,686	(23,034,984)
Sales and maturities of investment securities available-for-sale	77,021,930	12,780,970
Investment in bank owned life insurance	—	(1,500,000)
Proceeds from the sale of other real estate owned	225,745	—
Purchases of property and equipment	(167,920)	(3,765,229)

Net cash (used in) providing investing activities	14,436,743	(37,537,745)

Cash flows from financing activities
Net increase in non-interest-bearing deposits	2,355,202	991,596
Net increase in interest-bearing deposits	3,843,076	29,411,493
Net decrease in securities sold under agreements to repurchase	(691,000)	(2,616,000)
Net increase in junior subordinated debentures	—	4,000,000
Repayments from short-term borrowings	(3,500,000)	(2,000,000)
Proceeds (repayments) of long-term debt	(2,500,000)	21,000,000
Net decrease in federal funds purchased	—	(15,429,300)
Proceeds from exercise of stock options	—	165,774
Excess tax benefit from stock options	—	184,011
Stock issuance costs	(54,230)	—

Net cash provided by financing activities	(546,952)	35,707,574

Net increase in cash and cash equivalents	17,570,686	(845,081)
Cash and cash equivalents, beginning	15,913,493	12,721,446

Cash and cash equivalents, ending	$33,484,179	$11,876,365

Supplemental disclosure of cash flow information
Interest paid	$10,158,788	$13,695,353

Taxes paid	$38,000	$1,754,200

Conversion of common stock to preferred stock	$343,993	$329,941

Adoption of Topic 715 of ASC (formerly EITF 06-4)	$—	$173,968

Cumulative effect adjustment of Topic 320 of ASC (formerly FAS 115-2), net of tax	$476,778	$—

Supplemental disclosure of noncash activities
Real estate acquired in settlement of loans	$4,722,626	$407,002

See notes to consolidated financial statements

WACCAMAW BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 1. BASIS OF PRESENTATION

The balance sheet at December 31, 2008 was derived from the audited financial statements at that date.

The accompanying unaudited financial statements were prepared in accordance with instructions for Form 10-Q and therefore do not include all disclosures required by generally accepted accounting principles for a complete presentation of financial statements. In the opinion of management, the financial statements contain all adjustments necessary to present fairly the financial condition of Waccamaw Bankshares, Inc. (the “Company”) and its subsidiary, Waccamaw Bank (the “Bank”) as of September 30, 2009 and December 31, 2008, and its results of operations and cash flows for the nine months ended September 30, 2009 and 2008. The results of operations for the nine months and three months ended September 30, 2009 and 2008 are not necessarily indicative of the results expected for the full year. These consolidated financial statements should be read in conjunction with the Company’s Form 10-K for the year ended December 31, 2008.

Waccamaw Bankshares, Inc. is located in Whiteville, North Carolina. Waccamaw Bank, the primary subsidiary of Waccamaw Bankshares, Inc. is a state chartered bank operating seventeen offices in Whiteville, Wilmington, Shallotte (2), Holden Beach, Chadbourn, Tabor City, Southport (2), Sunset Beach, Oak Island and Elizabethtown, North Carolina. Offices in South Carolina include Conway (2), Socastee, Little River and Heath Springs. The accounting and reporting policies of the Company and Bank follow generally accepted accounting principles and general practices within the financial services industry.

PRESENTATION OF CASH FLOWS

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, (including cash items in process of collection) interest-bearing deposits with banks which are considered to be cash equivalents and federal funds sold. Cash flows from demand deposits, NOW accounts and savings accounts are reported net since their original maturities are less than three months. Loans and time deposits are reported net per FASB ASC Topic 205. Federal funds purchased are shown separately.

INVESTMENT SECURITIES

Investments classified as available for sale can be held for indefinite periods of time and include those securities that management may employ as part of asset/liability strategy or that may be sold in response to changes in interest rates, prepayments, regulatory capital requirements or similar factors. These securities are carried at fair value and are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The declines in fair value are due to changes in market rates.

LOANS

Loans are stated at the amount of unpaid principal, reduced by unearned fees and an allowance for loan losses.

The allowance for loan losses is maintained at a level considered appropriate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. The Bank performs credit reviews of the loan portfolio and considers economic conditions,

WACCAMAW BANKSHARES, INC.

Notes to Consolidated Financial Statements—(Continued)

historical loan loss experience, review of specific problem loans and other factors in determining the balance of the allowance for loan losses.

Interest on all loans is accrued daily on the outstanding balance. Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors that the borrower’s financial condition is such that collection of interest is doubtful.

Allowance for loan losses, charge-offs, impaired loans and non-accrual loans along with market conditions and loan portfolio concentrations are discussed further under “Asset Quality” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RECLASSIFICATION

Certain reclassifications have been made to the prior years’ financial statements to place them on a comparable basis with the current year. Net income and stockholders’ equity previously reported were not affected by these reclassifications.

SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 12, 2009, the date the financial statements were issued. The subsequent events affecting the financial statements are discussed in Note 8.

NOTE 2. ADJUSTMENT TO EARNINGS

Due to a system error dating back to the first quarter of 2008 and extending to the second quarter of 2009 on three participation loans that were entered as non-accrual loans, interest on loans was understated by $552,151 and corrected in the third quarter of 2009. This was corrected through an entry to both the asset account, “Interest accrual on loans” and income account “Interest income on commercial loans.” This was an accrual entry only and there were no cash transactions affected by this error.

WACCAMAW BANKSHARES, INC.

Notes to Consolidated Financial Statements—(Continued)

NOTE 3. EARNINGS PER SHARE

Earnings per share for the nine months and the quarters ended September 30, 2009 and 2008 were calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share for the nine months and the quarters ended September 30, 2009 and 2008 were calculated by dividing net income by the weighted average number of dilutive shares outstanding. For the nine months ended September 30, 2009 and three months ended September 30, 2008, there was no dilutive effect as the Company reported a loss on operations.

The following table details the computation of basic and diluted earnings per share:

	Nine-Months ended Sept 30, 2009	Nine-Months ended Sept 30, 2008
Net income (loss) (income available to common shareholders)	$(1,714,198)	$63,572

Weighted average common shares outstanding	5,529,540	5,480,047
Effect of dilutive securities, options	—	—
Effect of dilutive securities, preferred stock	—	28,184

Weighted average common shares outstanding, diluted	5,529,540	5,508,231

Basic earnings per share	$(.31)	$.01

Diluted earnings per share	$(.31)	$.01

	Quarter ended Sept 30, 2009	Quarter ended Sept 30, 2008
Net income (income available to common shareholders)	$331,038	$(916,439)

Weighted average common shares outstanding	5,540,833	5,523,549
Effect of dilutive securities, options	420	—
Effect of dilutive securities, preferred stock	7,311	—

Weighted average common shares outstanding, diluted	5,548,564	5,523,549

Basic earnings per share	$.06	$(.17)

Diluted earnings per share	$.06	$(.17)

At September 30, 2009 and September 30, 2008, the Company had 296,889 warrants outstanding. These warrants were not included in the diluted earnings per share calculation as the effect would have been anti-dilutive. There were 313,768 anti-dilutive options at September 30, 2009 and 299,394 anti-dilutive options at September 30, 2008 which have been excluded from the diluted weighted shares outstanding. There were 321,077 anti-dilutive options for the three months ending September 30, 2009 and 311,810 anti-dilutive options for the three months ending September 30, 2008 which have been excluded from the diluted weighted shares outstanding.

In 2008, the shareholders approved an equity compensation plan (the 2008 Omnibus Stock Ownership and Long Term Incentive Plan (the “Omnibus Plan”)) which replaced the Company’s Employee Stock and Director Stock Option Plans (the “Previous Plans”). After the approval of the Omnibus Plan, no further options have been or will be issued under the Previous Plans. The term of the Omnibus Plan is indefinite, except that no incentive stock option award can be granted after the tenth anniversary of the plan. The Omnibus Plan provides that shares of common stock may be granted to certain key employees and outside directors through non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance awards or any other

WACCAMAW BANKSHARES, INC.

Notes to Consolidated Financial Statements—(Continued)

award made under the terms of the plan. The Board of Directors determines the exercise price and all other terms of all grants.

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by counterparties to financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank’s commitments at September 30, 2009 and December 31, 2008 is as follows:

	Sept 30, 2009	December 31, 2008
Commitments to extend credit	$38,169,000	$41,067,000
Standby letters of credit	767,000	3,194,000

NOTE 5. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162,” (“SFAS 168”). SFAS 168 establishes the FASB Accounting Standards Codification TM (“Codification”) as the source of authoritative generally accepted accounting principles (“GAAP”) for nongovernmental entities. The Codification does not change GAAP. Instead, it takes the thousands of individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Contents in each Topic are further organized first by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the Codification involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC,” where ASC stands for Accounting Standards Codification. Changes to the ASC subsequent to June 30, 2009 are referred to as Accounting Standards Updates (“ASU”).

In conjunction with the issuance of SFAS 168, the FASB also issued its first Accounting Standards Update No. 2009-1, “Topic 105—Generally Accepted Accounting Principles” (“ASU 2009-1”) which includes SFAS 168 in its entirety as a transition to the ASC. ASU 2009-1 is effective for interim and annual periods ending after September 15, 2009 and will not have an impact on the Company’s financial position or results of operations but will change the referencing system for accounting standards. Certain of the following pronouncements were issued prior to the issuance of the ASC and adoption of the ASUs. For such pronouncements, citations to the applicable Codification by Topic, Subtopic and Section are provided where applicable in addition to the original standard type and number.

The FASB issued SFAS 166 (not yet reflected in FASB ASC), “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140,” (“SFAS 166”) in June 2009. SFAS 166 limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire financial asset by taking into consideration the transferor’s continuing involvement. The standard requires that a transferor

WACCAMAW BANKSHARES, INC.

Notes to Consolidated Financial Statements—(Continued)

recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The concept of a qualifying special-purpose entity is removed from SFAS 140 along with the exception from applying FIN 46(R). The standard is effective for the first annual reporting period that begins after November 15, 2009, for interim periods within the first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect the standard to have any impact on the Company’s financial statements.

SFAS 167 (not yet reflected in FASB ASC), “Amendments to FASB Interpretation No. 46(R),” (“SFAS 167”) was also issued in June 2009. The standard amends FIN 46(R) to require a company to analyze whether its interest in a variable interest entity (“VIE”) gives it a controlling financial interest. A company must assess whether it has an implicit financial responsibility to ensure that the VIE operates as designed when determining whether it has the power to direct the activities of the VIE that significantly impact its economic performance. Ongoing reassessments of whether a company is the primary beneficiary is also required by the standard. SFAS 167 amends the criteria to qualify as a primary beneficiary as well as how to determine the existence of a VIE. The standard also eliminates certain exceptions that were available under FIN 46(R). SFAS 167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. Comparative disclosures will be required for periods after the effective date. The Company does not expect the standard to have any impact on the Company’s financial position.

The FASB issued ASU 2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value” in August, 2009 to provide guidance when estimating the fair value of a liability. When a quoted price in an active market for the identical liability is not available, fair value should be measured using (a) the quoted price of an identical liability when traded as an asset; (b) quoted prices for similar liabilities or similar liabilities when traded as assets; or (c) another valuation technique consistent with the principles of Topic 820 such as an income approach or a market approach. If a restriction exists that prevents the transfer of the liability, a separate adjustment related to the restriction is not required when estimating fair value. The ASU was effective October 1, 2009 for the Company and will have no impact on financial position or operations.

ASU 2009-12, “Fair Value Measurements and Disclosures (Topic 820)—Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” issued in September, 2009, allows a company to measure the fair value of an investment that has no readily determinable fair market value on the basis of the investee’s net asset value per share as provided by the investee. This allowance assumes that the investee has calculated net asset value in accordance with the GAAP measurement principles of Topic 946 as of the reporting entity’s measurement date. Examples of such investments include investments in hedge funds, private equity funds, real estate funds and venture capital funds. The update also provides guidance on how the investment should be classified within the fair value hierarchy based on the value for which the investment can be redeemed. The amendment is effective for interim and annual periods ending after December 15, 2009 with early adoption permitted. The Company does not have investments in such entities and, therefore, there will be no impact to our financial statements.

ASU 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force” was issued in October, 2009 and provides guidance on accounting for products or services (deliverables) separately rather than as a combined unit utilizing a selling price hierarchy to determine the selling price of a deliverable. The selling price is based on vendor-specific evidence, third-party evidence or estimated selling price. The amendments in the Update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted. The Company does not expect the update to have an impact on its financial statements.

WACCAMAW BANKSHARES, INC.

Notes to Consolidated Financial Statements—(Continued)

Issued October, 2009, ASU 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing” amends ASC Topic 470 and provides guidance for accounting and reporting for own-share lending arrangements issued in contemplation of a convertible debt issuance. At the date of issuance, a share-lending arrangement entered into on an entity’s own shares should be measured at fair value in accordance with Topic 820 and recognized as an issuance cost, with an offset to additional paid-in capital. Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs. The amendments also require several disclosures including a description and the terms of the arrangement and the reason for entering into the arrangement. The effective dates of the amendments are dependent upon the date the share-lending arrangement was entered into and include retrospective application for arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. The Company has no plans to issue convertible debt and, therefore, does not expect the update to have an impact on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 6. FAIR VALUE

The Company adopted FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), effective January 1, 2008. ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. From time to time, the Company may be required to adjust at fair value other assets on a nonrecurring basis, such as loans held for sale and other certain assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting write-downs of individual assets.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

WACCAMAW BANKSHARES, INC.

Notes to Consolidated Financial Statements—(Continued)

Fair Value Hierarchy

Level 1	Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2	Valuation is based upon quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3	Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with the Receivables Topic of the FASB ASC. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. As of September 30, 2009, the Bank identified $29.4 million in impaired loans. Of these impaired loans, $21.1 million were identified to have impairment of $4.8 million. The determination of impairment was based on the fair market value of collateral for each loan. In situations where management discounts appraised values in determining fair value of appraisals, these levels will be considered to be a Level 3 input.

WACCAMAW BANKSHARES, INC.

Notes to Consolidated Financial Statements—(Continued)

Other Real Estate Owned

Other real estate owned (“OREO”) is adjusted to fair value upon transfer of the loans to OREO. Subsequently, OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the OREO as nonrecurring Level 3.

Goodwill and Other Intangible Assets

Goodwill and identified intangible assets are subject to impairment testing. The Company’s approach to testing goodwill for impairment is to compare the business unit’s carrying value to the implied fair value based on multiples of earnings and tangible book value for recently completed merger transactions. In the event the fair value is determined to be less than the carrying value, the asset is recorded at fair value as determined by the valuation model. As such, the Company classifies goodwill and other intangible assets subjected to nonrecurring fair value adjustments as Level 3.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The following table presents the recorded amount of assets and liabilities measured at fair value on a recurring basis:

(Dollars in thousands)
Description	Sept 30, 2009	Level 1	Level 2	Level 3
Investment Securities
Available-for-Sale	$86,304	$—	$81,904	$4,400

Total assets at fair value	$86,304	$—	$81,904	$4,400

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the following tables:

(Dollars in thousands)
Description	Sept 30, 2009	Level 1	Level 2	Level 3
Loans	$16,290	$—	$—	$16,290
Other real estate owned	5,454	—	—	5,454
Goodwill	2,727	—	—	2,727

Total assets at fair value	$24,471	$—	$—	$24,471

WACCAMAW BANKSHARES, INC.

Notes to Consolidated Financial Statements—(Continued)

The following table, which presents additional information about financial assets and liabilities measured at fair value at September 30, 2009, on a recurring basis and for which Level 3 inputs are utilized to determine fair value:

Available for Sale Securities
(In thousands)
Balance, January 1, 2009	$3,939
Total gains or losses (realized/unrealized)	—
Included in earnings (or changes in net assets)	—
Included in other comprehensive income	830
Purchases, issuances, and settlements	(1,990)
Transfers in and/or out of Level 3	1,661

Balance, September 30, 2009	$4,440

FASB ASC 825, Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the Statement of Condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of September 30, 2009 and December 31, 2008. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The estimated fair values of the Company’s financial instruments are as follows (dollars in thousands):

	September 30, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and due from banks	$7,481	$7,481	$8,948	$8,948
Interest-bearing deposits with banks	5,113	5,113	2,685	2,685
Federal funds sold	20,890	20,890	4,281	4,281
Investment securities	86,304	86,304	87,403	87,403
Restricted equity securities	4,041	4,041	4,132	4,132
Loans, net of allowance for loan losses	360,825	363,265	378,883	381,398

Financial Liabilities
Deposits	424,778	425,668	418,580	418,815
Securities sold under agreements to repurchase and federal funds purchased	23,139	22,989	23,830	23,830
Other short-term borrowings	6,500	6,455	10,000	10,000
Long-term debt	40,000	38,037	42,500	40,375
Junior subordinated debentures	12,372	12,000	12,372	12,000

WACCAMAW BANKSHARES, INC.

Notes to Consolidated Financial Statements—(Continued)

NOTE 7. COMPREHENSIVE INCOME (LOSS)

Recognized revenue, expenses, gains, and losses must be included in net income or loss. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with the operating net income or loss, are components of comprehensive income or loss. A summary of comprehensive income is as follows (in thousands):

	Nine-Months ended Sept 30, 2009	Nine-Months ended Sept 30, 2008
Net income (loss)	$(1,714,198)	$63,572
Other comprehensive loss:
Unrealized losses on available-for-sale investment securities	5,408,343	(7,272,989)
Tax effect	(1,663,021)	2,472,816

Total other comprehensive loss	3,745,322	(4,800,173)

Comprehensive income (loss)	$2,031,124	$(4,736,601)

	Quarter ended Sept 30, 2009	Quarter ended Sept 30, 2008
Net income (loss)	$331,038	$(916,449)
Other comprehensive loss:
Unrealized (losses) on available-for-sale investment securities	4,743,796	(4,455,935)
Tax effect	(1,828,733)	1,515,018

Total other comprehensive loss	2,915,063	(2,940,917)

Comprehensive income (loss)	$3,246,101	$(3,857,366)

NOTE 8. SUBSEQUENT EVENT – SERIES B PREFERRED STOCK OFFERING

In December 2009, the Company is offering up to 400,000 shares of Series B Mandatory Convertible 6% Non-cumulative Perpetual Preferred Stock. The Series B stock is being offered at a price of $25.00 per share, a liquidation amount of $25.00 per security, is convertible into eight shares of our common stock anytime after issue and mandatorily convertible on the third anniversary of its date of issuance. In a rights offering to shareholders, we are offering up to 310,000 shares of the Series B Mandatory Convertible 6% Non-cumulative Perpetual Preferred Stock to our shareholders as of a record date to be determined. Each shareholder has the right to purchase one share for every eighteen shares of common stock owned. In the public offering, we are offering any shares that are not purchased in the rights offering plus an additional 90,000 shares on a best efforts basis with McKinnon & Company, Inc. as the selling agent. We also reserve the right to increase the total number of shares being offered in the public offering by not more than 60,000 shares.

NOTE 9. INVESTMENT SECURITIES

Investments in available for sale securities of $86,303,949 consisted of corporate securities, municipal securities, U.S. Governmental agencies and mortgage backed securities (MBS) at September 30, 2009.

At September 30, 2009, we had 32 individual available for sale investments that were in an unrealized loss position. The unrealized losses on investments in corporate securities, municipal securities, U.S. Governmental agencies and mortgage backed securities (MBS) summarized below were attributable to market turmoil and liquidity. The unrealized losses on the corporate securities is due to credit quality, as well as liquidity. As of

WACCAMAW BANKSHARES, INC.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2009, both of our collateralized debt obligations (“CDOs”) have been downgraded below investment grade by Moody’s.

After analyzing the expected cash flows, one of these CDOs was written down in the previous year. The remaining CDO is performing based on the expected cash flows and collateral coverage. We have the intent and the ability to hold the remaining investments until a market price recovery or maturity, and therefore these investments are not considered impaired on an other-than-temporary basis.

The following is a summary of the securities portfolio by major classification at the dates presented.

	September 30, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:
U. S. government agencies	$2,055,679	$18,335	$—	$2,074,014
Mortgage-backed securities	56,587,088	284,162	319,481	56,551,769
Municipal securities	13,192,777	96,901	696,473	12,593,205
Corporate Securities	18,332,480	158,163	3,405,682	15,084,961

	$90,168,024	$557,561	$4,421,636	$86,303,949

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:
U. S. government agencies	$10,500,000	$106,465	$—	$10,606,465
Mortgage-backed securities	40,090,699	824,260	4,582	40,910,377
Municipal securities	16,577,067	12,741	1,818,275	14,771,533
Corporate Securities	29,507,451	184,874	8,577,901	21,114,424

	$96,675,217	$1,128,340	$10,400,758	$87,402,799

Gross realized gains and losses resulting from the sale of securities for the nine months ended September 30, 2009 and 2008 are as follows:

	Nine-Months ended Sept 30, 2009	Nine-Months ended Sept 30, 2008
Realized gains	$1,484,189	$53,464
Realized losses	(129,754)	(13,018)

	$1,354,435	$40,446

Gross realized gains and losses resulting from the sale of securities for the three months ended September 30, 2009 and 2008 are as follows:

	Quarter ended Sept 30, 2009	Quarter ended Sept 30, 2008
Realized gains	$507,772	$—
Realized losses	(24,014)	—

	$483,758	$—

WACCAMAW BANKSHARES, INC.

Notes to Consolidated Financial Statements—(Continued)

The following tables show the gross unrealized losses and fair values for our investments and length of time that the individual securities have been in a continuous unrealized loss position.

	September 30, 2009
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
U. S. government agencies	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	24,076,071	319,481	—	—	24,076,071	319,481
Municipal securities	—	—	7,014,818	696,473	7,014,818	696,473
Corporate Securities	6,113,387	2,292,058	7,050,324	1,113,624	13,163,711	3,405,682

Total temporarily impaired securities	$30,189,458	$2,611,539	$14,065,142	$1,810,097	$44,254,600	$4,421,636

	December 31, 2008
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
U. S. government agencies	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	230,539	3,626	26,554	956	257,093	4,582
Municipal securities	8,046,371	625,298	5,162,622	1,192,977	13,208,993	1,818,275
Corporate Securities	15,692,445	6,583,894	2,080,803	1,994,006	17,773,248	8,577,900

Total temporarily impaired securities	$23,969,355	$7,212,818	$7,269,979	$3,187,939	$31,239,334	$10,400,757

The scheduled contractual maturities of securities (all available for sale) at September 30, 2009 and December 31, 2008 are as follows:

	September 30, 2009		December 31, 2008
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$1,322,937	$1,322,937	$3,213,907	$3,183,493
Due in one through five years	2,575,000	2,108,539	2,575,000	1,130,068
Due in five through ten years	1,002,288	944,511	4,502,600	4,600,165
Due after ten years	85,267,799	81,927,962	86,383,710	78,489,073

	$90,168,024	$86,303,949	$96,675,217	$87,402,799

The Company’s unrealized losses on other securities relate to its investment in bank-only pooled trust preferred securities, corporate securities, municipal securities and mortgage backed securities (MBS). The Company is closely monitoring its investments in these securities in light of recent price volatility in the marketplace. Due to uncertainty in the credit markets broadly, and the lack of both trading and new issuance in pooled trust preferred securities, market price indications generally reflect the illiquidity in these markets and not the credit quality of the individual securities. Due to this illiquidity, it is unlikely that the Company would be able to recover its investment in these securities if it sold them at this time. The Company has the intent and ability to hold these

WACCAMAW BANKSHARES, INC.

Notes to Consolidated Financial Statements—(Continued)

securities until a recovery of costs, which may be at maturity. Based on an assessment of the credit quality of the underlying issuers, the Company did not consider the investment in these securities to be other-than-temporarily impaired at September 30, 2009. The Company will continue to monitor the market price of these securities and the default rates of the underlying issuers and continue to evaluate these securities for possible other-than-temporary impairment, which could result in a future non-cash charge to earnings.

For the nine month period ended September 30, 2009, the Company wrote down $2,166,820 in two single issue trust preferred securities and $152,656 of stock in Silverton Bank, which was closed by the Office of the Comptroller of the Currency on May 1, 2009 and placed into receivership. For the nine month period ended September 30, 2008, the Company wrote down $1,853,572 in Federal Agency Preferred Securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Waccamaw Bankshares, Inc. and Subsidiary

Whiteville, North Carolina

We have audited the accompanying consolidated balance sheet of Waccamaw Bankshares, Inc. and Subsidiary (hereinafter referred to as the “Company”) as of December 31, 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Waccamaw Bankshares, Inc. and Subsidiary as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2008 the Company adopted Emerging Issues Task Force Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.

Raleigh, North Carolina March 31, 2009

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Waccamaw Bankshares, Inc.

Whiteville, North Carolina

We have audited the consolidated balance sheets of Waccamaw Bankshares, Inc. and subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Waccamaw Bankshares, Inc. and subsidiary at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Galax, Virginia March 27, 2008

www.elliottdavis.com

WACCAMAW BANKSHARES, INC.

Consolidated Balance Sheets

December 31, 2008 and 2007

	2008	2007
Assets
Cash and due from banks	$8,947,752	$11,809,251
Interest-bearing deposits with banks	2,684,741	912,195

Total cash and cash equivalents	11,632,493	12,721,446
Federal funds sold	4,281,000	—
Investment securities, available for sale	87,402,799	99,302,322
Restricted equity securities	4,131,906	3,342,006
Loans, net of allowance for loan losses of $7,187,981 in 2008 and $5,385,782 in 2007	378,882,889	355,138,167
Property and equipment, net	17,597,502	14,537,739
Goodwill	2,727,152	2,727,152
Intangible assets, net	416,194	673,374
Accrued income	2,448,477	2,939,264
Bank owned life insurance	17,834,763	11,777,361
Other assets	10,095,259	5,209,088

Total assets	$537,450,434	$508,367,919

Liabilities and Stockholders’ Equity
Liabilities
Non-interest-bearing deposits	$36,159,809	$32,371,173
Interest-bearing deposits	382,420,080	345,808,162

Total deposits	418,579,889	378,179,335
Securities sold under agreements to repurchase	23,830,000	29,222,000
Federal funds purchased	—	15,429,300
Other short-term borrowings	10,000,000	13,000,000
Long-term debt	42,500,000	25,500,000
Junior subordinated debentures	12,372,000	8,248,000
Accrued interest payable	1,328,976	2,125,673
Other liabilities	995,414	1,640,470

Total liabilities	509,606,279	473,344,778

Commitments and contingencies
Stockholders’ equity
Preferred stock, Series A, non-cumulative, non-voting, no par value; 1,000,000 shares authorized; 28,184 and 48,178 issued and outstanding at December 31, 2008 and 2007, respectively	464,476	793,967
Common stock, no par; 25,000,000 shares authorized; 5,523,549 and 5,434,770 shares issued and outstanding at December 31, 2008 and 2007, respectively	24,591,884	23,785,199
Retained earnings	8,907,591	11,124,589
Accumulated other comprehensive loss	(6,119,796)	(680,614)

Total stockholders’ equity	27,844,155	35,023,141

Total liabilities and stockholders’ equity	$537,450,434	$508,367,919

See Notes to Consolidated Financial Statements

WACCAMAW BANKSHARES, INC.

Consolidated Statements of Income

Years ended December 31, 2008, 2007, and 2006

	2008	2007	2006
Interest income
Loans and fees on loans	$24,056,784	$27,492,792	$22,584,611
Investment securities, taxable	5,612,932	3,231,060	2,195,843
Investment securities, nontaxable	714,011	574,181	330,656
Federal funds sold	69,850	289,740	226,152
Deposits with banks	31,745	48,892	42,205

Total interest income	30,485,322	31,636,665	25,379,467

Interest expense
Deposits	13,502,304	13,669,795	9,488,101
Federal funds purchased and securities sold under agreements to repurchase	1,103,935	468,792	225,725
Other borrowed funds	2,328,430	2,157,460	1,512,314

Total interest expense	16,934,669	16,296,047	11,226,140

Net interest income	13,550,653	15,340,618	14,153,327
Provision for loan losses	2,990,096	385,864	1,450,000

Net interest income after provision for loan losses	10,560,557	14,954,754	12,703,327

Non-interest income
Service charges on deposit accounts	2,115,172	1,325,296	1,100,378
ATM and check cashing fees	755,029	537,750	438,538
Mortgage origination income	352,929	467,089	373,726
Income from financial services	264,201	304,383	289,958
Earnings on bank owned life insurance	547,952	390,160	239,998
Net realized (losses) gains on sale or maturity of investment securities	98,207	246,128	(890)
Impairment on investment securities available for sale	(3,348,460)	—	—
Net realized gains on sale of interest in mortgage banking investee	—	—	44,094
Other operating income	181,442	172,344	95,368

Total non-interest income	966,472	3,443,150	2,581,170

Non-interest expense
Salaries and employee benefits	8,196,516	6,856,453	5,274,052
Occupancy and equipment	2,012,137	1,513,300	1,105,461
Data processing	1,306,998	1,000,694	809,187
Advertising	705,462	593,279	308,423
Regulatory agency expense	389,327	264,869	62,877
Professional services	489,537	315,358	292,866
Other expense	2,297,312	1,896,262	1,569,229

Total non-interest expense	15,397,289	12,440,215	9,422,095

Income (loss) before income taxes	(3,870,260)	5,957,689	5,862,402
Income tax expense (benefit)	(1,827,230)	2,048,741	2,210,386

Net income (loss)	$(2,043,030)	$3,908,948	$3,652,016

Basic income (loss) per share	$(.37)	$.73	$.71

Diluted income (loss) per share	$(.37)	$.72	$.69

Weighted average common shares outstanding	5,490,982	5,365,617	5,127,107

Weighted average dilutive common shares outstanding	5,490,982	5,463,633	5,319,464

See Notes to Consolidated Financial Statements

WACCAMAW BANKSHARES, INC.

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2008, 2007, and 2006

	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
December 31, 2005	$—	$13,256,961	$9,564,875	$(323,192)	$22,498,644
Comprehensive income
Net income	—	—	3,652,016	—	3,652,016
Net change in unrealized appreciation on investment securities available for sale, net of income taxes of $245,728	—	—	—	477,001	477,001
Reclassification adjustment, net of income taxes of $303	—	—	—	587	587

Total comprehensive income					4,129,604
Issuance of common stock	—	3,582,019	—	—	3,582,019
Issuance of preferred stock	1,006,264	—	—	—	1,006,264
Stock based compensation	—	88,063	—	—	88,063
Exercise of stock options	—	255,654	—	—	255,654
Excess tax benefits from stock-based compensation	—	201,151	—	—	201,151
Stock issuance costs	(13,152)	(45,617)	—	—	(58,769)

December 31, 2006	993,112	17,338,231	13,216,891	154,396	31,702,630
Comprehensive income
Net income	—	—	3,908,948	—	3,908,948
Net change in unrealized appreciation on investment securities available for sale, net of income taxes of ($346,473)	—	—	—	(672,565)	(672,565)
Reclassification adjustment, net of income taxes of ($83,683)	—	—	—	(162,445)	(162,445)

Total comprehensive income					3,073,938
Effect of 10% common stock dividend	—	5,921,341	(5,921,341)	—	—
Effect of 10% preferred stock dividend	79,909	—	(79,909)	—	—
Stock based compensation	—	98,729	—	—	98,729
Exercise of stock options	—	97,979	—	—	97,979
Excess tax benefits from stock-based compensation	—	60,029	—	—	60,029
Conversion of preferred stock to common stock	(279,054)	279,054	—	—	—
Redemption of fractional shares	—	(10,164)	—	—	(10,164)

December 31, 2007	793,967	23,785,199	11,124,589	(680,614)	35,023,141
Adoption of EITF 06-4	—	—	(173,968)	—	(173,968)
Comprehensive loss
Net loss	—	—	(2,043,030)	—	(2,043,030)
Net change in unrealized loss on investment securities available for sale, net of income taxes of ($2,714,873)	—	—	—	(7,438,637)	(7,438,637)
Reclassification adjustment of impairment in investments securities available for sale, net of income taxes of $1,290,965	—	—	—	2,057,495	2,057,495
Reclassification adjustment of gain recognized in net of income taxes of ($40,167)	—	—	—	(58,040)	(58,040)

Total comprehensive loss					(5,439,182)
Stock based compensation	—	127,409	—	—	127,409
Exercise of stock options	—	165,774	—	—	165,774
Excess tax benefits from stock-based compensation	—	184,011	—	—	184,011
Conversion of preferred stock to common stock	(329,491)	329,491	—	—	—

December 31, 2008	$464,476	$24,591,884	$8,907,591	$(6,119,796)	$27,844,155

See Notes to Consolidated Financial Statements

WACCAMAW BANKSHARES, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Cash flows from operating activities
Net income (loss)	$(2,043,030)	$3,908,948	$3,652,016
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	1,011,671	800,845	630,247
Stock-based compensation	127,409	98,729	88,063
Provision for loan losses	2,990,096	385,864	1,450,000
Amortization of unearned (discounts) premiums on investments, net	(19,032)	31,555	72,027
(Gain) loss on sale of investment securities	(98,207)	(246,128)	890
Gain on sale of investment in mortgage banking investee	—	—	(44,094)
Impairment of investment securities	3,348,460	—	—
Income from bank owned life insurance	(547,952)	(358,231)	(210,201)
Deferred taxes	(1,881,102)	(215,944)	(307,088)
Changes in assets and liabilities:
Accrued income	490,787	(312,244)	(984,604)
Other assets	559,531	(1,195,987)	(581,964)
Accrued interest payable	(796,697)	713,373	331,924
Other liabilities	(819,024)	(316,126)	1,278,502

Net cash provided by operating activities	2,322,910	3,294,654	5,375,718

Cash flows from investing activities
Net (increase) decrease in federal funds sold	(4,281,000)	2,598,000	5,683,000
Purchases of investment securities	(38,148,849)	(73,818,059)	(15,946,980)
Maturities of investment securities	2,927,227	6,061,233	5,877,244
Net increase in loans	(27,373,415)	(43,270,841)	(51,516,853)
Proceeds from sales of investment securities	34,858,839	17,048,272	1,155,000
Investment in bank owned life insurance	(5,509,450)	(6,000,000)	—
Purchases of property and equipment	(3,814,254)	(8,382,268)	(3,359,954)
Proceeds from sale of other real estate	—	—	82,475
Acquisition of the Bank of Heath Springs	—	—	(1,627,132)

Net cash used in investing activities	(41,340,902)	(105,763,663)	(59,653,200)

Cash flows from financing activities
Net increase (decrease) in non-interest-bearing deposits	3,788,636	(16,792,124)	19,792,936
Net increase in interest-bearing deposits	36,611,918	67,619,692	22,135,837
Net increase (decrease) in securities sold under agreements to repurchase	(5,392,000)	23,812,000	2,674,000
Net increase (decrease) in federal funds purchased	(15,429,300)	15,429,300	—
Net increase in junior subordinated debentures	4,000,000	—	—
Net increase (decrease) in short-term borrowings	(7,000,000)	13,000,000	(10,000,000)
Net proceeds from long-term debt	21,000,000	2,000,000	17,000,000
Proceeds from issuance of common stock	165,774	97,979	3,837,673
Proceeds from issuance of preferred stock	—	—	1,006,264
Benefit of non-qualified stock option exercise	184,011	60,029	201,151
Stock issuance costs and redemption of fractional shares	—	(10,164)	(58,769)

Net cash provided by financing activities	37,929,039	105,216,712	56,589,092

Increase (decrease) in cash and cash equivalents	(1,088,953)	2,747,703	2,311,610
Cash and cash equivalents, beginning	12,721,446	9,973,743	7,662,133

Cash and cash equivalents, ending	$11,632,493	$12,721,446	$9,973,743

Supplemental disclosure of cash flow information
Interest paid	$17,731,365	$15,582,674	$10,879,836

Taxes paid	$133,750	$2,099,800	$2,505,414

Supplemental disclosure of noncash activities
Real estate acquired in settlement of loans	$638,597	$301,824	$68,146

Issuance of stock in exchange for exercised stock options and stock already outstanding	$—	$271,101	$—

10% common stock dividend	$—	$5,921,341	$—

10% preferred stock dividend	$—	$79,909	$—

See Notes to Consolidated Financial Statements

WACCAMAW BANKSHARES, INC.

Consolidated Statements of Cash Flows, continued

For the years ended December 31, 2008, 2007 and 2006

Schedule of noncash investing transactions related to acquisition

	2008	2007	2006
Acquisition of the Bank of Heath Springs
Assets acquired
Investment securities	$—	$—	$8,206,775
Loans, net of allowance for loan losses $45,942	—	—	4,516,371
Property and equipment, net	—	—	302,351
Other assets	—	—	37,939
Goodwill	—	—	2,665,602
Core deposit intangible	—	—	300,000

	—	—	16,029,038

Liabilities assumed
Deposits	—	—	14,387,526
Other liabilities	—	—	14,380

	—	—	14,401,906

Net noncash assets acquired	$—	$—	$1,627,132

Payment for net assets acquired
Cash paid at closing	$—	$—	$8,000,000
Less cash acquired at closing	—	—	6,372,868

Net cash paid	—	—	1,627,132
Notes issued to stockholders of acquired corporation	—	—	—
Stock issued to stockholders of acquired corporation	—	—	—

	$—	$—	$1,627,132

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Waccamaw Bank (Bank) was organized and incorporated under the laws of the State of North Carolina on August 28, 1997 and commenced operations on September 2, 1997. The Bank currently serves Columbus, Brunswick, Bladen and New Hanover counties in North Carolina and Lancaster and Horry counties in South Carolina and surrounding areas through sixteen full service banking branches. As a state chartered bank which is a member of the Federal Reserve, the Bank is subject to regulation by the State of North Carolina Banking Commission and the Federal Reserve.

During 2001, Waccamaw Bankshares, Inc. (Company), a financial holding company chartered in North Carolina was formed. On June 30, 2001, Waccamaw Bankshares, Inc. acquired all the outstanding shares of Waccamaw Bank in a tax-free exchange. Waccamaw Financial Services, Inc. is a wholly owned subsidiary of Waccamaw Bank, the primary business activity of which is investment and insurance services.

The accounting and reporting policies of the Company, the Bank, and Waccamaw Financial Services follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Critical Accounting Policies

We believe our policies with respect to the methodology for our determination of the allowance for loan losses, investment impairment charges, goodwill impairment and asset impairment judgments, including the recoverability of intangible assets, involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and our Board of Directors.

Principles of Consolidation

Our consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Business Segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the determination of other than temporarily impairment on investment securities, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 1. Organization and Summary of Significant Accounting Policies, continued

Use of Estimates, continued

valuation of deferred tax assets and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

The Bank’s loan portfolio consists primarily of loans in its market area. Accordingly, the ultimate collectability of a substantial portion of the Bank’s loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank’s allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and Cash Equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “cash and due from banks” and “interest-bearing deposits with banks”.

Interest-Bearing Deposits with Banks

Interest-bearing deposits mature in one year or less and are carried at cost.

Trading Securities

The Bank does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 1. Organization and Summary of Significant Accounting Policies, continued

Investment Securities, continued

sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment of the yield of the related loan. Discounts and premiums on any purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on any purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized on the cash-basis or cost-recovery method, as appropriate. When facts and circumstances indicate the borrower has regained the ability to meet required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 1. Organization and Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued

the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment.

Property and Equipment

Land is carried at cost. Buildings, furniture and equipment, automobiles, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

Years
Leasehold improvements	5-30
Automobile	5
Furniture and equipment	3-10
Buildings	10-40

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is assessed at least annually for impairment. No impairment charges were necessary for the years presented.

Fair value of the reporting unit in 2008 was determined using a discounted cash flow model with estimated cash flows based on internal forecasts of net income. Our goodwill impairment testing for 2008, which was updated at December 31, 2008 as a result of the recent decline in our common stock price and net earnings, indicated that our goodwill was not impaired. As a result of the recent decline in our stock price and operating results, the excess of the fair value over carrying value narrowed in our assessment. If our stock price continues to decline, and if the Company does not produce anticipated cash flows, our goodwill may be impaired in the future.

Intangible Assets

Intangible assets consist primarily of purchased core deposit intangible assets and are accounted for in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 142, Goodwill and Other Intangible Assets. The Company evaluates the remaining useful life of each intangible asset that is being amortized to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are currently being amortized over estimated useful lives of 10 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 1. Organization and Summary of Significant Accounting Policies, continued

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Foreclosed assets are included in other assets on the balance sheet.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Stock Compensation Plans

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), Share-Based Payment. SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123(R) is a replacement of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance. The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS No. 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company elected to adopt SFAS No. 123(R) on January 1, 2006 under the modified prospective method. Compensation cost has been measured using the fair value of an award on the grant date and is recognized over the service period, which is usually the vesting period. Compensation cost related to the non-vested portion of awards outstanding as of that date was based on the grant-date fair value of those awards as calculated under the original provisions of SFAS No. 123; that is, the Company was not required to re-measure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date of SFAS No. 123(R).

Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2008, 2007, and 2006 was approximately $705,000, $593,000 and $308,000, respectively.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 1. Organization and Summary of Significant Accounting Policies, continued

Income Taxes, continued

deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets, net of a valuation allowance if appropriate, and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise’s tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company’s consolidated financial position.

Comprehensive Income

Annual comprehensive income reflects the change in the Company’s equity during the year arising from transactions and events other than investments by and distributions to stockholders. It consists of net income plus certain other changes in assets and liabilities that are currently reported as separate components of stockholders’ equity rather than as income or expense. The Company’s sole component of accumulated other comprehensive income is unrealized losses on investment securities available for sale.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Diluted Earnings per Share

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common stock equivalents. Potential common stock equivalents include the Company’s series A convertible preferred stock and related outstanding warrants and shares associated with stock-based compensation. Due to the net loss in 2008, dilutive common stock equivalents have been excluded from the computation of dilutive earnings per share as the result would be anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 1. Organization and Summary of Significant Accounting Policies, continued

Financial Instruments

Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. In addition, forwards and option contracts must reduce the risk attributed to a particular exposure, and for hedges of anticipatory transactions, the significant terms and characteristics of the transaction must be identified and the transactions must be probable of occurring. All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading. In December 2007, the Bank entered into to structured repo obligation with Barclays Capital, Inc. in the amount of $20 million. Within the structured repo are embedded derivatives which will not have a material effect on the results of operations.

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Reclassification

Certain reclassifications have been made to the prior years’ financial statements to place them on a comparable basis with the current year. Net income and stockholders’ equity previously reported were not affected by these reclassifications.

Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008 and requires comparative disclosures only for periods subsequent to initial adoption. The adoption of the provisions of SFAS 161 is not anticipated to materially impact the Company’s consolidated balance sheets and results of operations.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities, (“FSP EITF 03-6-1”). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented must be adjusted retrospectively. Early application is not permitted. The adoption of FSP EITF 03-6-1 is not expected to have an effect on the Company’s financial statements.

In October 2008, the FASB issued FASB Staff Position (“FSP”) Statement of Financial Accounting Standards (“SFAS”) No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

Active (“FSP SFAS No. 157-3”). The new FSP clarifies the application of SFAS No. 157, Fair Value Measurements, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP SFAS No. 157-3 did not have a material impact on the Company’s consolidated financial condition or results of operations.

In September 2006, the FASB ratified the consensuses reached by the FASB’s Emerging Issues Task Force (“EITF”) relating to EITF 06-4, Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. EITF 06-4 states that an employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, or Accounting Principles Board (“APB”) Opinion No. 12, Omnibus Opinion—1967. The Company adopted EITF 06-4 on January 1, 2008, and in connection therewith recorded a liability of $173,968 as a reduction of retained earnings. Subsequent increases in this liability will be reflected as an expense in determining operating results.

In December 2007, FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), Business Combinations, (“SFAS 141(R)”) which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20, (“FSP EITF 99-20-1”) was issued in January 2009. Prior to the Staff Position, other-than-temporary impairment (OTTI) was determined by using either EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets, (“EITF 99-20”) or SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, (“SFAS 115”) depending on the type of security. EITF 99-20 required the use of market participant assumptions regarding future cash flows regarding the probability of collecting all cash flows previously projected. SFAS 115 determined impairment to be other than temporary if it was probable that the holder would be unable to collect all amounts due according to the contractual terms. To achieve a more consistent determination of OTTI, the Staff Position amends EITF 99-20 to determine any OTTI based on the guidance in SFAS 115, allowing management to use more judgment in determining any OTTI. The Staff Position is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. Retroactive application is not permitted. Management has reviewed the Company’s security portfolio and evaluated the portfolio for any OTTI as discussed in Note 4.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 2. Business Combinations

On April 28, 2006, the Company acquired the Bank of Heath Springs, paying $8.0 million in exchange for all the outstanding shares of common stock of the Bank of Heath Springs. In conjunction with the acquisition, the Bank of Heath Springs was merged with and into the Company’s subsidiary, Waccamaw Bank.

The acquisition was accounted for as a purchase transaction and accordingly the results of operations attributable to the acquired company are included in our consolidated financial statements only from the date of acquisition. The excess of purchase price over fair value of net tangible and identified intangible assets acquired will be evaluated annually for impairment and written down as those values become impaired. Identified intangible assets will be amortized over their expected useful life. The acquisition is summarized as follows:

The Bank of Heath Springs
Purchase price	$8,000,000

Loans, net	4,516,371
Investment securities	8,206,775
Cash	6,372,868
Identified intangible assets	300,000
Other assets	340,290
Deposits	(14,387,526)
Other liabilities	(14,380)

Net tangible and identified intangible assets acquired (at fair market value)	5,334,398

Excess of purchase price over net tangible and identified intangible assets acquired (at fair market value)	$2,665,602

Note 3. Restrictions on Cash

To comply with banking regulation, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $3,127,000 and $2,343,000 for the period including December 31, 2008 and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 4. Investment Securities

Debt and equity securities have been classified in the balance sheet according to management’s intent. The amortized cost of securities (all available for sale) and their approximate fair values follow:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2008
Government sponsored enterprises (FHLB, FHLMC, FNMA and FFCB)	$10,500,000	$106,465	$—	$10,606,465
Mortgage backed securities	40,090,699	824,260	4,582	40,910,377
Corporate securities	7,318,842	19,675	1,989,834	5,348,683
Equity securities	52,800	—	—	52,800
Single issue trust preferred securities	21,565,751	165,199	6,157,683	15,573,267
Pooled trust preferred securities	570,058	—	430,384	139,674
Municipal securities	16,577,067	12,741	1,818,275	14,771,533

	$96,675,217	$1,128,340	$10,400,758	$87,402,799

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2007
Government sponsored enterprises (FHLB, FHLMC, FNMA and FFCB)	$15,448,159	$172,693	$—	$15,620,852
Mortgage backed securities	40,691,655	110,691	187,341	40,615,005
Corporate securities, single issues trust preferred securities, pooled trust preferred securities	27,502,810	287,451	735,161	27,055,100
Municipal securities	16,690,931	17,081	696,647	16,011,365

	$100,333,555	$587,916	$1,619,149	$99,302,322

Restricted equity securities are carried at cost and consist of investments in stock of the Federal Home Loan Bank of Atlanta (FHLB), The Bankers Bank and The Federal Reserve Bank of Richmond (Federal Reserve). All of those entities are correspondents of the Bank. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow from it. The Bank is required to hold that stock so long as it borrows from the FHLB. The Federal Reserve requires banks to purchase stock as a condition of membership in the Federal Reserve system. The Bank’s stock in The Bankers Bank is restricted only in the fact that the stock may only be repurchased by the respective company.

Investment securities with market values of $48,947,717 and $54,160,471 at December 31, 2008 and 2007, respectively were pledged as collateral on public deposits and for other banking purposes as required or permitted by law. Gross realized gains and losses resulting from the sale of securities for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Realized gains	$137,477	$269,709	$—
Realized losses	(39,270)	(23,581)	(890)

	$98,207	$246,128	$(890)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 4. Investment Securities, continued

The scheduled contractual maturities of securities (all available for sale) at December 31, 2008 are as follows:

	Amortized Cost	Fair Value
Due in one year or less	$3,213,907	$3,183,493
Due in one through five years	2,575,000	1,130,068
Due in five through ten years	4,502,600	4,600,165
Due after ten years	86,383,710	78,489,073

	$96,675,217	$87,402,799

The following tables detail unrealized losses and related fair values in the Bank’s held to maturity and available for sale investment securities portfolios. This information is aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2008 and December 31, 2007.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008
Government sponsored enterprises (FHLB, FHLMC and FFCB)	$—	$—	$—	$—	$—	$—
Mortgage backed securities	230,539	(3,626)	26,554	(956)	257,093	(4,582)
Corporate securities	3,268,382	(527,020)	1,037,069	(1,462,814)	4,305,451	(1,989,834)
Single issue trust preferred securities	12,424,063	(6,056,874)	904,060	(100,808)	13,328,123	(6,157,682)
Pooled trust preferred securities	—	—	139,674	(430,384)	139,674	(430,384)
Municipal securities	8,046,371	(625,298)	5,162,622	(1,192,977)	13,208,993	(1,818,275)

Total temporarily impaired securities	$23,969,355	$(7,212,818)	$7,269,979	$(3,187,939)	$31,239,334	$(10,400,757)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow any anticipated recovery in fair value. The changes in fair value in our available for sale portfolio reflect normal market conditions and vary; either positively or negatively, based primarily on changes in general levels of market interest rates relative to the yields of the portfolio. Additionally, changes in the fair value of securities available for sale do not affect our income nor does it affect the Bank’s regulatory capital requirements. The Bank has invested in trust preferred securities and management is closely monitoring these securities. Write-downs as of December 31, 2008 included a single issue trust preferred security of $339,013, a pooled trust preferred security of $1,044,675 and FNMA Preferred Stock of $1,964,772.

Unrealized losses associated with the investment securities portfolio total $10.4 million. Of that amount, $3.2 million has existed for a period of twelve consecutive months or longer. Unrealized losses that are related to the prevailing interest rate environment will decline over time and recover as these securities approach maturity. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 4. Investment Securities, continued

unrealized losses in the municipal securities portfolio are due to widening credit spreads in the municipal securities market and are the result of concerns about the bond insurers associated with these securities. This portfolio segment is not experiencing any credit problems at December 31, 2008 as the Company believes that all contractual cash flows will be received on this portfolio.

Prices in the two pooled trust preferred securities portfolio continue to decline due to illiquidity and reduced demand for these securities. After cash flow testing of these securities using default and loss assumptions derived from a third party credit source with expertise in bank credit quality, one security failed the model’s projected cash flow test. During 2008, the Company recognized that a pooled trust preferred security was other-than-temporarily impaired and, accordingly, this security has been written down to the fair value. The pooled trust preferred securities portfolio was written down by $1,044,000 during 2008. Additionally, there has been no primary issuance and little secondary market trading for these types of securities. At December 31, 2008, the Company believes that the credit quality of the remaining pooled trust preferred security remains adequate to absorb further economic declines as they are current as to interest and principal payments.

The single-issue securities are trust-preferred issuances from some of the largest banks in the nation and had a total market value of approximately $15.7 million as of December 31, 2008, compared with their adjusted cost basis of approximately $21.6 million. Management does not believe any individual unrealized loss as of December 31, 2008, represents other-than-temporary impairment. The Company has the ability to hold these securities until such time as the value recovers or the securities mature. Furthermore, the Company believes that portions of the change in value are attributable to changes in market interest rates and the current state of illiquidity within the market for securitized assets.

Note 5. Loans Receivable

The major components of loans in the balance sheets at December 31 are as follows:

	2008	2007
	In thousands
Commercial	$42,958	$43,617
Real estate:
Construction and land development	125,878	121,760
Residential, 1-4 families	83,734	75,671
Residential, 5 or more families	11,802	3,670
Farmland	3,343	3,806
Nonfarm, nonresidential	98,438	93,222
Agricultural	654	671
Consumer	17,217	13,950
Other	2,432	4,610

	386,456	360,977
Deferred loan fees, net of costs	(385)	(453)
Allowance for loan losses	(7,188)	(5,386)

	$378,883	$355,138

Approximately $30,000,000 in 1-4 family residential loans, $43,000,000 in commercial real estate loans and $23,000,000 in home equity line of credit loans were pledged as collateral securing Federal Home Loan Bank advances included in long-term debt at December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 6. Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

	2008	2007	2006
Balance, beginning	$5,385,782	$4,885,992	$3,939,002
Provision charged to expense	2,990,096	385,864	1,450,000
Allowance acquired in purchase transaction	—	—	45,942
Recoveries of amounts charged off	11,150	401,717	36,247
Amounts charged off	(1,199,047)	(287,791)	(585,199)

Balance, ending	$7,187,981	$5,385,782	$4,885,992

		2008	2007
Impaired loans without a valuation allowance		$2,384,963	$2,504,192
Impaired loans with a valuation allowance		22,844,795	—

Total impaired loans		$25,229,758	$2,504,192

Valuation allowance related to impaired loans		$3,586,786	$—

Total non-accrual loans		$15,633,308	$1,534,208

Total loans past due ninety days or more and still accruing interest		$1,451,040	$2,608,432

The average annual recorded investment in impaired loans and interest income recognized on impaired loans for the last three years (all approximate) is summarized below:

	2008	2007	2006
Average investment in impaired loans	$7,356,217	$927,305	$1,016,932

Interest income recognized on impaired loans	$1,109,854	$206,057	$236,913

Interest income recognized on a cash basis on impaired loans	$531,367	$93,351	$40,384

No additional funds are committed to be advanced in connection with impaired loans.

Note 7. Property and Equipment

Components of Property and Equipment

Property and equipment and total accumulated depreciation consisted of the following at December 31:

	2008	2007
Land	$3,374,095	$2,384,393
Buildings	9,874,157	7,021,830
Construction in progress	2,367,319	3,205,990
Leasehold improvements	1,007,864	908,454
Automobiles	55,818	55,818
Furniture and equipment	3,902,459	3,227,824

	20,581,712	16,804,309
Less accumulated depreciation	2,984,210	2,266,570

	$17,597,502	$14,537,739

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 7. Property and Equipment, continued

Components of Property and Equipment, continued

Depreciation expense reported in net income was approximately $754,000, $544,000, and $383,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Leases

The Bank leases several banking facilities and its operations center under agreements accounted for as operating leases. Rent expense was approximately $412,000, $378,000, and $260,000 in 2008, 2007, and 2006, respectively. Future minimum lease payments under non-cancelable commitments are as follows.

2009	$366,081
2010	258,688
2011	151,386
2012	132,550
2013	104,100
Thereafter	147,150

$1,159,955

Note 8. Intangible Assets

The book value of purchased intangible assets at December 31, 2008 and 2007 was $416,194 and $673,374, respectively. Details are as follows:

	As of December 31, 2008			As of December 31, 2007
	Gross Carrying Amount	Accumulated Amortization		Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
Deposit premium	$2,439,919		$2,050,390	$2,439,919		$1,813,210
Other	200,000		173,335	200,000		153,335

Total	$2,639,919		$2,223,725	$2,639,919		$1,966,545

Unamortized intangible assets Goodwill from The Bank of Heath Springs merger	$2,727,152	$	n/a	$2,727,152	$	n/a

Amortization expense is calculated on a straight-line basis over a period of ten years and was approximately $257,000, $257,000, and $247,000 in 2008, 2007, and 2006, respectively. Management expects amortization expense to be approximately $150,000 in each of the next two years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 9. Deposits

Time deposits in denominations of $100,000 or more were $155.6 million and $142.5 million at December 31, 2008 and 2007, respectively. Interest expense on such deposits aggregated approximately $7.0 million and $6.3 million in 2008 and 2007, respectively. Time deposits in denominations of $100,000 or more, maturing subsequent to December 31, 2008 are as follows (amounts in thousands):

Large Time Deposit Maturities, (thousands)

2009	$120,435
2010	32,844
2011	1,754
2012	442
2013	1,103

Total time deposits of $100,000 or more	$156,578

Note 10. Borrowed Funds

Other short-term borrowings

Securities sold under agreements to repurchase and federal funds purchased generally mature within one day to 12 months from the transaction date. Also included in other short-term borrowings is one variable rate FHLB advance of $6,000,000 at December 31, 2008. There were three variable rate FHLB advances of $5,000,000, $2,000,000 and $6,000,000 at December 31, 2007. Also included in other short-term borrowings were a $1,000,000 line of credit at the Prime lending rate that will mature on July 1, 2010 and $3,000,000 of subordinated notes bearing interest at 3-month LIBOR plus 350 basis points that will mature on July 1, 2015, both of which are funded by Nexity Bank.

The Company’s loan agreement with Nexity Bank, for the two debt obligations noted above, includes financial covenants requiring the Bank to maintain a minimum weighted average return on assets of greater than 0.35% on an annualized basis, maintain total equity capital of $43,499,000 at all times and the percentage of non-performing loans to gross loans shall not exceed 4.00%. The Company did not meet these covenants in 2008, but obtained a waiver through December 31, 2008. As such, both debt obligations have been classified in other short-term borrowings due to the covenant violations.

Additional information is summarized below:

	2008	2007
Outstanding balance at December 31	$10,000,000	$28,429,300

Year-end weighted average rate	2.38%	4.47%

Daily average outstanding during the period	$15,411,129	$4,958,775

Average rate for the year	3.37%	4.70%

Maximum outstanding at any month-end during the period	$35,015,000	$32,257,300

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 10. Borrowed Funds, continued

Securities sold under agreements to repurchase

In December 2007, the Bank entered into to structured repo obligation with Barclays Capital, Inc. in the amount of $20 million. Additional information is summarized below:

	2008	2007
Outstanding balance at December 31	$23,830,000	$29,222,000

Year-end weighted average rate	3.63%	3.82%

Daily average outstanding during the period	$27,232,822	$8,392,806

Average rate for the year	3.86%	3.82%

Maximum outstanding at any month-end during the period	$28,095,000	$25,394,000

Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

Securities sold under agreements to repurchase (“repos”) include overnight and term agreements. The overnight securities sold under agreements to repurchase are collateralized financing transactions and are primarily executed with local Bank customers. Overnight repos totaled $3.8 million and $9.2 million at December 31, 2008 and 2007, respectively. We believe the decline in the volume of overnight repos was primarily a result of our reduction of the interest rates paid on these funds, as short-term market interest rates declined during 2008.

Our term repos totaled $20.0 million at both December 31, 2008 and 2007 and include embedded derivatives. These structured repos consist of $10.0 million with a fixed interest rate and a ten year term, $3.5 million with a fixed interest rate and a ten year term, $3.5 million with a fixed interest rate and a ten year term and $3.0 million with a fixed interest rate and a two year term. The Bank has the right to cancel the repurchase agreements totaling $13.5 million in 2009 and $3.5 million in 2010.

Unused lines of credit

The Bank has established credit facilities to provide additional liquidity if and as needed. These consist of unsecured lines of credit with correspondent banks for $20,500,000. In addition, the Bank has the ability to borrow up to ten percent of total bank assets from the Federal Home Loan Bank of Atlanta, subject to the pledging of specific bank assets as collateral. At December 31, 2008 there were no amounts outstanding under these credit facilities and at December 31, 2007 there was $15,429,300 outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 10. Borrowed Funds, continued

Long-term debt

At December 31, 2008 and 2007, $42,500,000 and $25,500,000, respectively were outstanding under Federal Home Loan Bank advances. Approximately $30,000,000 in 1-4 family residential loans, $43,000,000 in commercial real estate loans $23,000,000 in home equity line of credit loans were pledged as collateral for the FHLB advances at December 31, 2008.

Maturity Date	Advance	Rate
02/10/10	$2,500,000	Fixed at 5.85 Convertible by FHLB quarterly at 3 Mo LIBOR - ARC
09/02/11	5,000,000	Fixed at 3.76%
07/12/12	9,000,000	1 Month LIBOR - .50%
09/04/12	6,000,000	Fixed at 4.00%
09/03/13	6,000,000	Fixed at 4.15%
12/02/13	5,000,000	3 Month LIBOR - .50%
09/29/15	4,000,000	Fixed at 4.06% Convertible by FHLB 9/29/09 at 3 Mo LIBOR - ARC
04/22/19	5,000,000	3 Month LIBOR - .50% Convertible 4/22/09 at 4.75% Fixed Rate

	$42,500,000

Note 11. Guaranteed Preferred Beneficial Interests in the Company’s Junior Subordinated Debentures

The Company has issued $12.4 million of Junior Subordinated debentures to its wholly owned capital trusts, Waccamaw Statutory Trust I and Waccamaw Statutory Trust II, to fully and unconditionally guarantee the preferred securities issued by the Trusts. These long term obligations, which currently qualify as Tier 1 capital for the Company, constitute a full and unconditional guarantee by the Company of the Trusts’ obligations under the Capital Trust Securities. In accordance with FIN 46R, the trusts are not consolidated in the Company’s financial statements.

Waccamaw Statutory Trust I, a statutory business trust (the Trust), was created by the Company on December 17, 2003, at which time the Trust issued $8,000,000 in aggregate liquidation amount of preferred capital trust securities which mature December 17, 2033. Distributions are payable on the securities at a floating rate indexed to the 3-month London Interbank Offered Rate (“LIBOR”), and the securities may be prepaid at par by the Trust at any time after December 17, 2008. The principal assets of the Trust are $8.2 million of the Company’s junior subordinated debentures which mature on December 17, 2033, and bear interest at a floating rate indexed to the 3-month LIBOR, and which are callable by the Company after December 17, 2008. All $248 thousand in aggregate liquidation amount of the Trust’s common securities are held by the Company.

Waccamaw Statutory Trust II, a statutory business trust (the Trust), was created by the Company on July 18, 2008, at which time the Trust issued $4,000,000 in aggregate liquidation amount of preferred capital trust securities which mature October 1, 2038. Distributions are payable on the securities at a floating rate indexed to the 3-month London Interbank Offered Rate (“LIBOR”), and the securities may be prepaid at par by the Trust at any time after July 18, 2013. The principal assets of the Trust are $4.1 million of the Company’s junior subordinated debentures which mature on October 1, 2038, and bear interest at a floating rate indexed to the 3-month LIBOR, and which are callable by the Company after July 18, 2013. All $124 thousand in aggregate liquidation amount of the Trust’s common securities are held by the Company.

The Trust’s preferred securities may be included in the Company’s Tier 1 capital for regulatory capital adequacy purposes to the extent that they do not exceed 33.3% of the Company’s total Tier 1 capital excluding these

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 11. Guaranteed Preferred Beneficial Interests in the Company’s Junior Subordinated Debentures, continued

securities. Amounts in excess of this ratio will not be considered Tier 1 capital but may be included in the calculation of the Company’s total risk-based capital ratio. The Company’s obligations with respect to the issuance of the Trust’s preferred securities and common securities constitute a full and unconditional guarantee by the Company of the Trust’s obligations with respect to the preferred securities and common securities. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on its junior subordinated debentures, which would result in a deferral of distribution payments on the Trust’s preferred trust securities and common securities.

Note 12. Fair Value of Financial Instruments

The Company adopted Statements of Financial Accounting Standards No. 157 Fair Value Measurements (“SFAS 157”), effective January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. From time to time, the Company may be required to adjust at fair value other assets on a nonrecurring basis, such as loans held for sale and other certain assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting write-downs of individual assets.

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS 114, Accounting by Creditors for Impairment of Loans, (SFAS 114). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. As of December 31, 2008, the Bank identified $25.2 million in impaired loans. Of these impaired loans, $22.8 million were identified to have impairment of $3.6 million. The determination of impairment was based on the fair market value of collateral for each loan. In situations where management discounts appraised values in determining fair value of appraisals, these levels will be considered to be a Level 3 input.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 12. Fair Value of Financial Instruments, continued

The following table summarizes quantitative disclosures about the fair value measurement for each category of assets carried at fair value as of December 31, 2008.

(Dollars in thousands)

Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment Securities Available for Sale	$87,403	—	$83,464	$3,939
Impaired Loans	$19,258	—	$—	$19,258

The following table presents additional information about financial assets and liabilities measured at fair value at December 31, 2008, on a recurring basis and for which Level 3 inputs are utilized to determine fair value:

Available for Sale Securities
(In thousands)
Balance, January 1, 2008	$—
Total gains or losses (realized/unrealized)	—
Included in earnings (or changes in net assets)
Included in other comprehensive income	—
Purchases, issuances, and settlements	—
Transfers in and/or out of Level 3	3,939

Balance, December 31, 2008	$3,939

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the Statement of Condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of December 31, 2008 and 2007. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH AND DUE FROM BANKS, INTEREST-BEARING DEPOSITS WITH BANKS AND FEDERAL FUNDS SOLD — For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

INVESTMENT SECURITIES — Fair values for securities available for sale are primarily based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 12. Fair Value of Financial Instruments, continued

RESTRICTED EQUITY SECURITIES — The carrying value of the restricted equity securities approximates fair value based on the redemption provisions of the respective issuer.

LOANS — For equity lines and other loans with short-term or variable rate characteristics, the carrying value reduced by an estimate for credit losses inherent in the portfolio is a reasonable estimate of fair value. The fair value of all other loans is estimated by discounting their future cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio. The discount rates used are commensurate with the interest rate and prepayment risks involved for the various types of loans.

DEPOSITS — The fair value disclosed for demand deposits (i.e., interest- and non-interest-bearing demand, savings and money market savings) is equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated monthly maturities.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE, FEDERAL FUNDS PURCHASED AND OTHER SHORT-TERM BORROWINGS — For these short-term liabilities, the carrying amount is a reasonable estimate of fair value.

FHLB ADVANCES, LONG-TERM DEBT AND JUNIOR SUBORDINATED DEBENTURES — The fair value of the Company’s fixed rate borrowings are estimated using discounted cash flows, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of the Company’s variable rate borrowings approximates their fair values.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT — As no significant credit exposure exists, and because such fee income is not material to the Company’s financial statements at December 31, 2008 and 2007, the fair value of these commitments is not presented.

The estimated fair values of the Company’s financial instruments are as follows (dollars in thousands):

	December 31, 2008		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and due from banks	$8,948	$8,948	$11,809	$11,809
Interest-bearing deposits with banks	2,685	2,685	912	912
Federal funds sold	4,281	4,281	—	—
Investment securities	87,403	87,403	99,302	99,302
Restricted equity securities	4,132	4,132	3,342	3,342
Loans, net of allowance for loan losses	378,883	381,398	355,138	355,661
Financial Liabilities
Deposits	418,580	418,815	378,179	378,783
Securities sold under agreements to repurchase and federal funds purchased	23,830	23,830	44,651	44,651
Other short-term borrowings	10,000	10,000	13,000	13,000
Long-term debt	42,500	40,375	25,500	24,698
Junior subordinated debentures	12,372	12,000	8,248	8,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 13. Earnings per Share

The following table details the computation of basic and diluted earnings per share:

	2008	2007	2006
Net income (loss)	$(2,043,030)	$3,908,948	$3,652,016

Weighted average common shares outstanding	5,490,982	5,365,617	5,127,107
Effect of dilutive securities, options	—	33,719	127,246
Effect of dilutive securities, preferred stock	—	64,297	65,111

Weighted average common shares outstanding, diluted	5,490,982	5,463,633	5,319,464

Basic income (loss) per share	$(.37)	$.73	$.71

Diluted income (loss) per share	$(.37)	$.72	$.69

At December 31, 2008, 296,899 warrants were outstanding with a $21.82 per share exercise price. These warrants may be used to purchase one share of the Company’s common stock at any time until September 30, 2009. Exercise of these warrants, the Company’s convertible preferred stock and 302,000 options are not assumed in computing 2008 diluted earnings per share due to the net loss of for the year ended December 31, 2008. The Company’s series A convertible preferred stock and shares associated with stock-based compensation have been excluded from the computation of dilutive EPS as the result would be anti-dilutive.

Note 14. Employment Agreements

The Company has entered into employment agreements with certain key officers to ensure a stable and competent management base. In the event of a change in control of the Company, as defined in the agreements, the acquirer will be bound to the terms of the agreements.

Note 15. Benefit Plans

Defined Contribution Plan

The Bank maintains a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees at least 21 years of age who have completed at least one month of service. Participants may contribute a percentage of compensation, subject to a maximum allowed under the Code. The bank contributes up to 3% of an employee’s compensation who have completed at least twelve months of service which vests over a five-year period. The Bank’s aggregate contribution was $110,000, $48,000 and $48,750 for the years ended December 31, 2008, 2007 and 2006, respectively.

Supplemental Employment Retirement Plan

Supplemental benefits have been approved by the Board of Directors for the directors and certain executive officers of Waccamaw Bank. Certain funding is provided informally and indirectly by life insurance policies. The cash surrender value of the life insurance policies are recorded as a separate line item in the accompanying balance sheets of $17,834,763 and $11,777,361 at December 31, 2008 and 2007, respectively. Income earned on these policies is reflected as a separate line item in the Consolidated Statements of Income. The Company recorded expenses of $240,675 and a liability of $242,444 related to these benefits in 2008 and expenses and a liability of $71,264 in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 15. Benefit Plans, continued

Stock Option Plans

The Company’s Board of Directors has adopted the Waccamaw Bankshares, Inc. 2008 Omnibus Stock Ownership and Long Term Incentive Plan. In accordance with the Company’s plan, the Company may grant Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock, Stock Appreciation Rights and/or Units and up to 705,973 shares of common stock may be issued (adjusted for stock dividends). Options granted under the plan expire no more than 10 years from date of grant. Option exercise price under the plan must be set by the Board of Directors at the date of grant and cannot be less than 100% of fair market value of the related stock at the date of the grant.

Under the plan, vesting is determined by the specific option agreements. It is the Company’s policy to issue new shares to satisfy option exercises. Both the 1998 Incentive Stock Option Plan (Incentive Plan) and the 1998 Nonstatutory Stock Option Plan (Nonstatutory Plan) expired in 2008, as the options not granted under these plans were terminated and the remaining options under these plans have a maximum term of ten years from the original grant date.

As described in Note 1, effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective application. Under this application, the Company is required to record compensation expense for all rewards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Compensation cost charged to income was approximately $127,000, $99,000 and $88,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The weighted average fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average estimated fair values of stock options grants and the assumptions that were used in calculating such fair values were based on estimates at the date of grant as follows:

	2008	2007	2006
Weighted average fair value of options granted during the year	$3.93	$5.02	$6.88
Assumptions:
Average risk free interest rate	3.80%	4.76%	6.25%
Average expected volatility	40.02%	25.00%	9.10%
Expected dividend rate	—%	—%	—%
Expected life in years	10	10	10

Cash received from option exercises under the plans for the year ended December 31, 2008 and 2007 was $165,774 and $97,979, respectively. The total intrinsic value of options exercised during year ended December 31, 2008 and 2007 was $449,900 and $1,105,751, respectively. During 2007, 19,956 shares of common stock with an average market value of approximately $13.58 per share were exchanged to exercise 89,395 options with an average exercise price of approximately $3.03 per option. No such exchanges were exercised during 2008.

In 2008, the shareholders approved an equity compensation plan (the “2008 Omnibus Stock Ownership and Long Term Incentive Plan (the “Omnibus Plan”)) providing for the issuance of up to 705,973 options to purchase shares of the Company’s stock to officers and directors which replaced the Company’s Employee Stock and Director Stock Option Plans (the “Previous Plans”). After the approval of the Omnibus Plan, no further options have been or will be issued under the Previous Plans. The term of the Omnibus Plan is indefinite, except that no incentive stock option award can be granted after the tenth anniversary of the plan. The Omnibus Plan provides that shares of common stock may be granted to certain key employees and outside director through non-qualified

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 15. Benefit Plans, continued

Stock Option Plans, continued

stock options, incentive stock options, stock available for rights, restricted stock, performance awards or any other award made under the terms of the plan. The Board of Directors determines the exercise price and all other terms of all grants.

Activity under the plan during the years ended December 31, 2008 is summarized below:

	2008 Omnibus Stock Ownership and Long Term Incentive Plan
	Available for Grant	Granted
Balance December 31, 2007	—	—
Authorization of options to purchase shares of Company stock under Omnibus Plan	705,973	—
Forfeited	—	—
Granted	(26,500)	26,500
Exercised	—	—

Balance December 31, 2008	679,473	26,500

A summary of option activity under the plans as of and changes during the year ended December 31, 2008 is presented below:

	Options Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2007	367,656	$12.72
Granted	44,500	$8.88
Forfeited	(4,752)	$12.43
Exercised	(68,786)	$2.41
Expired	(9,129)	$2.41

Outstanding at December 31, 2008	329,489	$14.64	6.8 years	$3,733

Exercisable at December 31, 2008	256,251	$15.57	6.3 years	$3,733

The total fair value of options that were contractually vested during 2008 and 2007 was $97,147 and $98,729, respectively.

As of December 31, 2008, the Company had unamortized compensation expense related to unvested stock options of $309,848, which is expected to be amortized over 5 years. Total unrecognized compensation cost related to outstanding non-vested stock options will be recognized over the following periods:

2009	$120,436
2010	78,631
2011	60,777
2012	39,603
2013	10,401

Total	$309,848

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 16. Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense are as follows:

	2008	2007	2006
Current	$53,872	$2,264,685	$2,517,474
Deferred	(1,881,102)	(215,944)	(307,088)

Income tax expense (benefit)	$(1,827,230)	$2,048,741	$2,210,386

Rate Reconciliation

A reconciliation of income tax expense computed at the statutory federal income tax rate included in the statement of income follows:

	2008	2007	2006
Tax at statutory federal rate	$(1,315,888)	$2,025,614	$1,993,217
Tax exempt interest	(213,861)	(205,562)	(123,480)
Tax exempt income from bank owned life insurance	(186,304)	(132,654)	(81,599)
State income tax, net of federal benefit	(184,509)	228,551	276,276
Other	73,332	132,792	145,972

Income tax expense (benefit)	$(1,827,230)	$2,048,741	$2,210,386

Deferred Income Tax Analysis

The components of net deferred federal and state tax assets (included in other assets on the balance sheet) are summarized as follows:

	2008	2007
Deferred tax assets
Allowance for loan losses	$2,625,492	$1,914,477
OTTI on investments	1,290,965	—
Employment benefit liability	93,472	32,468
Deposit premium amortization	326,737	285,977
Deferred loan fees	148,482	174,717
Other	848	—
Unrealized loss on securities available for sale	3,152,622	397,582

Deferred tax assets	7,638,618	2,805,221

Deferred tax liabilities
Depreciation	(559,247)	(382,880)
Accretion of bond discount	(85,533)	(64,645)

Deferred tax liabilities	(644,780)	(447,525)

Net deferred tax asset	$6,993,838	$2,357,696

The Company does not maintain a valuation allowance. Based on historical and budgeted earnings, management believes it is more likely than not the Company will realize the expense of its deferred tax asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 16. Income Taxes, continued

Deferred Income Tax Analysis, continued

The Company had analyzed the tax positions taken or expected to be taken in and its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48 for year ending December 31, 2007. The Company’s federal and state income tax returns are open and subject to examination from the 2005 tax return year and forward.

Note 17. Commitments and Contingencies

Litigation

In the normal course of business the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the financial statements.

Financial Instruments with Off-Balance-Sheet Risk

To meet the financing needs of its customers, the Bank is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheet.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank’s commitments are as follows:

	2008	2007
Commitments to extend credit	$41,067,000	$48,600,000
Stand-by letters of credit	3,194,000	4,509,000

	$44,261,000	$53,109,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 17. Commitments and Contingencies, continued

Concentrations of Credit Risk

Substantially all of the Bank’s loans and commitments to extend credit have been granted to customers in the Bank’s market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 5. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank’s primary focus is toward commercial, consumer and small business transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $4,000,000.

The Bank from time to time has cash and cash equivalents on deposit with financial institutions which exceed federally-insured limits.

Note 18. Regulatory Restrictions

Dividends

The Company’s dividend payments will be made from dividends received from the Bank. The Bank, as a North Carolina banking corporation, may pay dividends only out of undivided profits (retained earnings) as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the Bank.

Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2008 and 2007, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008 and 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 18. Regulatory Restrictions, continued

Capital Requirements, continued

The Company’s and Bank’s actual capital amounts and ratios are also presented in the table (dollars in thousands).

	Actual		Minimum Capital Required		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2008
Total capital to risk-weighted assets
Consolidated	$52,871	11.68%	$36,224	8.00%	$	n/a	n/a
Bank	$51,709	11.44%	$36,136	8.00%		$45,170	10.00%
Tier 1 capital to risk-weighted assets
Consolidated	$44,206	9.76%	$18,112	4.00%	$	n/a	n/a
Bank	$43,044	9.53%	$18,068	4.00%		$27,102	6.00%
Tier 1 capital to average assets
Consolidated	$44,206	8.00%	$22,098	4.00%	$	n/a	n/a
Bank	$43,044	7.81%	$22,049	4.00%		$27,561	5.00%

December 31, 2007
Total capital to risk-weighted assets
Consolidated	$45,591	10.88%	$33,509	8.00%	$	n/a	n/a
Bank	$44,670	10.67%	$33,585	8.00%		$41,981	10.00%
Tier 1 capital to risk-weighted assets
Consolidated	$40,350	9.63%	$16,755	4.00%	$	n/a	n/a
Bank	$39,429	9.42%	$16,792	4.00%		$25,189	6.00%
Tier 1 capital to average assets
Consolidated	$40,350	8.70%	$18,547	4.00%	$	n/a	n/a
Bank	$39,429	8.53%	$18,497	4.00%		$23,121	5.00%

Intercompany transactions

Restrictions on loans by the Bank to the Company are imposed by Federal Reserve Act Sections 23A and 23B, and differ from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its parent or other affiliate, if the loan is secured and so long as certain safety and soundness requirements and market terms requirements are met. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers’ acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $2,900,000 at December 31, 2008. No 23A transactions existed at December 31, 2008 or 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

Note 19. Transactions with Related Parties

Loans

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. Aggregate loan transactions with related parties were as follows:

	2008	2007
Balance, beginning	$2,634,705	$750,807
Change in relationships	—	(351,277)
New loans and advances	2,872,453	2,368,863
Repayments	(824,974)	(133,688)

Balance, ending	$4,682,184	$2,634,705

Note 20. Parent Company Financial Information

Condensed financial information of Waccamaw Bankshares, Inc. is presented as follows:

Balance Sheets

December 31, 2008 and 2007

	2008	2007
Assets
Cash and due from banks	$147,430	$95,302
Investment in subsidiary bank at equity	40,065,993	42,102,173
Investment securities, available for sale	—	227,735
Other assets	1,101,130	897,068

Total assets	$41,314,553	$43,322,278

Liabilities
Short-term debt	$1,000,000	$—
Junior Subordinated debt	12,372,000	8,248,000
Other liabilities	98,397	51,137

Total liabilities	13,470,397	8,299,137

Stockholders’ equity
Preferred stock	464,476	793,967
Common stock	24,591,885	23,785,199
Retained earnings	8,907,591	11,124,589
Accumulated other comprehensive loss	(6,119,796)	(680,614)

Total stockholders’ equity	27,844,156	35,023,141

Total liabilities and stockholders’ equity	$41,314,553	$43,322,278

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008, 2007, and 2006

Note 20. Parent Company Financial Information, continued

Statements of Operations

Years ended December 31, 2008 and 2007

	2008	2007
Income
Loans and fees on loans	$7,139	$14,037
Investment securities, taxable	57,442	40,208
Investment securities, non-taxable	4,195	5,000
Net realized gains on sale or maturity of investment securities	56,600	131,606

Total income	125,376	190,851
Expenses
Salaries and employee benefits	127,409	98,729
Franchise tax	52,535	46,096
Interest expense	701,520	716,591
Other expenses	1,672	2,243

Total expenses	883,136	863,659

Loss before tax expense and equity in undistributed income of subsidiary	(757,760)	(672,808)

Federal income tax benefit	215,745	154,643
State income tax expense	(31,043)	(10,127)

Total income tax benefit	184,702	144,516

Loss before equity in undistributed income of subsidiary	(573,058)	(528,292)
Equity in undistributed income (loss) of subsidiary	(1,469,972)	4,437,240

Net income (loss)	$(2,043,030)	$3,908,948

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008, 2007, and 2006

Note 20. Parent Company Financial Information, continued

Statements of Cash Flows

Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities
Net income (loss)	$(2,043,030)	$3,908,948
Adjustments:
Amortization	25,583	24,000
Stock-based compensation	127,409	98,729
Tax benefit of non-qualified stock option exercise	184,011	60,029
Accretion of discount on securities, net of amortization of premiums	—	638
(Gain) on sale of investment securities	(56,600)	(131,606)
Decrease (increase) in equity in undistributed (income) loss of subsidiary	1,469,972	(4,437,240)
(Increase) decrease in other assets	(229,645)	148,381
Increase (decrease) in other liabilities	71,442	501

Net cash used by operating activities	(450,858)	(327,620)

Cash flows from investing activities
Sales of investment securities	213,212	206,372
Investment in subsidiary	(5,000,000)	—

Net cash provided (used) by investing activities	(4,786,788)	206,372

Cash flows from financing activities
Proceeds of junior subordinated debt	4,124,000	—
Proceeds of short-term debt	1,000,000	—
Issuance of stock and redemption of fractional shares	165,774	87,815

Net cash provided by financing activities	5,289,774	87,815

Increase (decrease) in cash and due from banks	52,128	(33,433)
Cash and cash equivalents, beginning	95,302	128,735

Cash and cash equivalents, ending	$147,430	$95,302

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008, 2007, and 2006

Note 21. Quarterly Data (Unaudited)

	Years Ended December 31,
	2008				2007
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$7,180	$7,473	$7,695	$8,137	$8,166	$8,122	$7,907	$7,442
Interest expense	(4,085)	(3,965)	(4,196)	(4,688)	(4,499)	(4,205)	(3,919)	(3,674)

Net interest income	3,095	3,508	3,499	3,449	3,667	3,917	3,988	3,768

Provision for loan losses	(2,356)	(528)	(106)	—	—	(8)	(2)	(375)

Net interest income, after provision for loan losses	739	2,980	3,393	3,449	3,667	3,909	3,986	3,393
Non interest income	(384)	(757)	1,024	1,083	882	833	721	1,007
Non interest expenses	(3,880)	(3,883)	(3,771)	(3,863)	(3,484)	(3,062)	(3,083)	(2,811)

Income (loss) before income taxes	(3,525)	(1,660)	646	669	1,065	1,680	1,624	1,589

Income tax (expense) benefit	1,418	744	(176)	(159)	(352)	(559)	(543)	(595)

Net income (loss)	$(2,107)	$(916)	$470	$510	$713	$1,121	$1,081	$994

Earnings per common share:
Basic income (loss) per share	$(.38)	$(.17)	$.09	$.09	$.13	$.21	$.20	$.19

Diluted income (loss) per share	$(.38)	$(.17)	$.09	$.09	$.13	$.20	$.20	$.18

400,000 SHARES

SERIES B CONVERTIBLE PREFERRED STOCK

                         SHARES OF COMMON STOCK UNDERLYING THE SERIES B PREFERRED STOCK

PROSPECTUS

[ — ], 2009

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Registration Fee	$641.70
Printing and Engraving Expenses*	60,000.00
Transfer Agent Fees*	3,000.00
Legal Fees and Expenses*	120,000.00
Accounting Expenses*	60,000.00
FINRA Filing Fee	3,280.00
Miscellaneous*	5,000.00

Total	$251,921.70
* Estimated

Item 14.	Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the Board of Directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The articles of incorporation and bylaws of Waccamaw Bankshares, Inc. provide for indemnification to the fullest extent permitted by law for persons who serve as a director, officer, agent or employee of Waccamaw Bankshares, Inc. or at the request of Waccamaw Bankshares, Inc. serve as a director, officer, agent or employee for any other corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan. Accordingly, Waccamaw Bankshares, Inc. may indemnify its directors, officers, agents or employees in accordance with either the statutory or nonstatutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. Waccamaw Bankshares, Inc. has purchased a standard directors’ and officers liability policy which will, subject to certain limitations, indemnify Waccamaw Bankshares, Inc. and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such.

As permitted by North Carolina law, Article VII of Waccamaw Bankshares, Inc.’s articles of incorporation limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of Waccamaw Bankshares, Inc. or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of Waccamaw Bankshares, Inc., (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of Waccamaw Bankshares, Inc.).

Item 15.	Recent Sales of Unregistered Securities.

On December 20, 2006, Waccamaw Bankshares, Inc. sold 59,192 units, each consisting of one share of the company’s series A Preferred Stock and one warrant to purchase one share of common stock at $24.00. The units were sold for $17.00 each for an aggregate offering price of $1,006,264. The units were privately placed in accordance with, and in a transaction exempt from registration under the Securities Act of 1933 by section 4(2) of the Securities Act, Regulation D, and Rule 506 thereunder. The units were sold to twenty individuals or entities, inclusive of accredited and non-accredited investors as those terms are defined by Regulation D.

Item 16.	Exhibits and Financial Statement Schedules.

The following exhibits are filed with this Registration Statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement (filed herewith)

1.2	Form of Selected Dealer Agreement (filed herewith)

3.1	Articles of Incorporation*

3.2	Bylaws*

4.1	Form of Common Stock Certificate(1)

4.2	Form of Series B Convertible Preferred Stock Certificate (filed herewith)

5.1	Opinion of Gaeta & Eveson, P.A., regarding legality of securities (filed herewith)

10.1	Employment Agreement of James G. Graham(2)

10.2	Change of Control Agreement(3)

10.3	Change of Control Agreement with J. Daniel Hardy*

10.4	Executive Supplemental Retirement Plan Agreement(4)

10.5	Director Supplemental Retirement Plan(5)

10.6	Director Supplemental Retirement Plan Agreement(6)

10.7	2008 Omnibus Stock Ownership and Long Term Incentive Plan(7)

10.8	Amended and Restated Trust Agreement of Waccamaw Statutory Trust II(8)

10.9	Guarantee Agreement(9)

10.10	Indenture(10)

16.1	Letter from Dixon Hughes PLLC(11)

21.1	Subsidiaries*

23.1	Consent of Dixon Hughes PLLC (filed herewith)

23.2	Consent of Elliott Davis, PLLC (filed herewith)

23.3	Consent of Gaeta & Eveson, P.A. (included in Exhibit 5.1)

24.1	Power of Attorney (filed herewith)

*	Previously filed.
(1)	Incorporated by reference from Exhibit 4 to Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2001, as filed with the Commission on March 29, 2002.
(2)	Incorporated by reference from Exhibit 10.3 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.
(3)	Incorporated by reference from Exhibit 10.4 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.
(4)	Incorporated by reference from Exhibit 10.5 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.
(5)	Incorporated by reference from Exhibit 10.6 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.
(6)	Incorporated by reference from Exhibit 10.7 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.
(7)	Incorporated by reference from Exhibit 99.1 to Registrant’s Registration Statement on Form S-8, as filed with the Commission on September 4, 2008.

(8)	Incorporated by reference from Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.
(9)	Incorporated by reference from Exhibit 10.2 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.
(10)	Incorporated by reference from Exhibit 4.1 to Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, as filed with the Commission on August 14, 2008.
(11)	Incorporated by reference from Exhibit 16.1 to Registrant’s Current Report on Form 8-K, as filed with the Commission on April 23, 2009.

Item 17.	Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer and the amount of unsubscribed securities to be offered to the public. If any public offering of the securities is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Whiteville, State of North Carolina, on December 3, 2009.

WACCAMAW BANKSHARES, INC.

By:	/s/ James G. Graham
James G. Graham
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

/s/ James G. Graham James G. Graham President, Chief Executive Officer, and Director (principal executive officer)		/s/ J. Densil Worthington J. Densil Worthington* Director

/s/ David A. Godwin David A. Godwin Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	*	/s/ James G. Graham By: James G. Graham Attorney-in-Fact

/s/ Neil Carmichael Bender, II Neil Carmichael Bender, II* Director

/s/ Murchison B. Biggs Murchison B. Biggs* Director

/s/ Brian D. Campbell Brian D. Campbell* Director

/s/ Maudie M. Davis Maudie M. Davis* Director

Crawford Monroe Enzor, III* Director

/s/ James E. Hill, Jr. James E. Hill, Jr.* Director

/s/ Alan W. Thompson Alan W. Thompson* Director

/s/ R. Dale Ward R. Dale Ward* Director

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement

1.2	Form of Selected Dealer Agreement

3.1	Articles of Incorporation**

3.2	Bylaws**

4.1	Form of Common Stock Certificate*

4.2	Form of Series B Convertible Preferred Stock Certificate

5.1	Opinion of Gaeta & Eveson, P.A., regarding legality of securities

10.1	Employment Agreement of James G. Graham*

10.2	Change of Control Agreement*

10.3	Change of Control Agreement with J. Daniel Hardy**

10.4	Executive Supplemental Retirement Plan Agreement*

10.5	Director Supplemental Retirement Plan*

10.6	Director Supplemental Retirement Plan Agreement*

10.7	2008 Omnibus Stock Ownership and Long Term Incentive Plan*

10.8	Amended and Restated Trust Agreement of Waccamaw Statutory Trust II*

10.9	Guarantee Agreement*

10.10	Indenture*

16.1	Letter from Dixon Hughes PLLC*

21.1	Subsidiaries**

23.1	Consent of Dixon Hughes PLLC

23.2	Consent of Elliott Davis, PLLC

23.3	Consent of Gaeta & Eveson, P.A. (included in Exhibit 5.1)

24.1	Power of Attorney

*	Incorporated by reference
**	Previously filed